ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2023

March 27, 2024

Table of Contents

Table of Contents2

Preliminary Comments4

Forward-Looking Statements4

Market and Industry Data6

Cautionary Notice to U.S. Investors6

Corporate Structure7

Name, Address and Incorporation7

Intercorporate Relationships7

General Development of the Business8

Introduction and General Outlook8

Bécancour Battery Material Plant Project9

Matawinie Mine Project14

Uatnan Mining Project16

R&D Ecosystem and Industry Leadership17

Objectives18

Three-Year History19

Description of the Business35

General35

Commercial Strategy35

Specialized Skills and Knowledge39

Economic Dependence39

Social and environmental Policies39

Risk Factors45

Description of the Mineral Projects78

Dividends158

Description of Capital Structure158

Common Shares159

Warrants159

Compensation Options160

Convertible Notes162

Tranche 1 Investment164

Uatnan Property Acquisition166

Pallinghurst Royalty166

Market for Securities167

Market167

Trading Price and Volume167

Prior Sales168

Directors and Executive Officers169

Name, Occupation and Securities Holding169

Conflicts of Interest173

Audit Committee173

The Audit Committee’s Charter173

Composition of the Audit Committee174

Relevant Education and Experience174

Reliance on Certain Exemptions175

Audit Committee Oversight175

Pre-Approval Policies and Procedures175

External Auditor Service Fees175

Legal Proceedings and Regulatory Actions176

Interest of Management and Others in Material Transactions176

Transfer Agent and RegistraR179

Material Contracts180

Interests of Experts182

Additional Information183

SCHEDULE “a”a-1

Preliminary Comments

In this annual information form (“Annual Information Form”), unless otherwise indicated or the context suggests otherwise, the term the “Corporation” refers to Nouveau Monde Graphite Inc. The information in this Annual Information Form is dated as at December 31, 2023, unless otherwise indicated or the context suggests otherwise. Unless otherwise indicated or the context suggests otherwise, numbers and price of the common shares of the Corporation (the “Common Shares”) and any other information on securities convertible into Common Shares are stated on a post-Consolidation (as defined herein) basis after giving effect to the Consolidation (as defined herein).

Unless otherwise indicated or the context suggests otherwise, all references to “$”, “CAD” or “dollars” refer to Canadian dollars and all references to “US$” or “USD” refer to United States (“U.S.”) dollars.

Forward-Looking Statements

This Annual Information Form contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Corporation’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project (as defined herein) and the Bécancour Battery Material Plant Project (as defined herein), the intended operation and performance of the Purification Demonstration Plant (as defined herein), the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the intended development of the Matawinie Mine Property, the intended development of the Uatnan Mining Project, the economic performance and product development efforts, as well as the Corporation’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including the completion of the FID, (as defined herein), and the ability to achieve the Corporation’s environmental, social and governance (“ESG”) initiatives, the closing of the Related Party Transactions (as defined herein), the Corporation’s electrification strategy and its intended results, the prospects and trends of the industries and markets in which the Corporation operates, the results of the 2022 Technical Report (as defined herein), the Uatnan Mining Property Report and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Corporation are or involve forward looking statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Corporation as at the date of such statements and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the uncertainty of processing the Corporation’s technology on a commercial basis and those factors discussed in the section entitled “Risk Factors” in this Annual Information Form. Forward-looking statements in this Annual Information Form contain, among other things, disclosure regarding: the Corporation’s development activities and production plans, including the operation of the Shaping Demonstration Plant, the Purification Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant; the construction and commissioning, as applicable, of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the development of the Uatnan Mining Project, the impact of infectious diseases, global pandemics or any other public health crises, the impact of economic conditions and unforeseen events on the Corporation’s operations; the future outlook, corporate development and strategy of the Corporation; the Corporation’s projected capital and operating expenditures; the estimates of mineral resources and mineral reserves; the Corporation’s green and sustainable lithium-ion active anode material initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; and business opportunities that become available to, or are pursued by the Corporation.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance and increase in costs, exploitation, exploration and mine new mines’ start-up successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the impact of the inflation of the Corporation’s planned exploration and development activities, the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine Project and Bécancour Battery Material Plant Project; the availability of financing for the Corporation’s development of its properties and construction of its facilities and installations on reasonable terms; the possibility that the Corporation may incur additional debt; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development, construction and commissioning of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the good standing of the Corporation’s title and claims on its properties; the ability to attract and retain skilled staff and maintain positive relationships with the staff; the risk of relying on consultants; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Corporation’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the volatile nature of the share price of a resources company and public corporation obligations, currency fluctuations, the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this Annual Information Form, are still in the early stages and may not materialize; business continuity and crisis management; and such other assumptions and factors as set out herein and in this Annual Information Form.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake to update or revise any forward-looking statements that are included in this Annual Information Form, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Market and Industry Data

Market and industry data presented throughout this Annual Information Form was obtained from third-party sources and industry reports, publications, websites and other publicly available information, as well as industry and other data prepared by the Corporation or on the behalf of the Corporation on the basis of the Corporation’s knowledge of the markets in which the Corporation operates, including information provided by suppliers, partners, customers and other industry participants.

The Corporation believes that the market and economic data presented throughout this Annual Information Form is accurate as of the date of publication and, with respect to data prepared by the Corporation or on behalf of the Corporation, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Annual Information Form are not guaranteed and the Corporation does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Corporation believes it to be reliable as of the date of publication, the Corporation has not independently verified any of the data from third-party sources referred to in this Annual Information Form, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

Cautionary Notice to U.S. Investors

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”) and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this Annual Information Form have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-

101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

Corporate Structure

Name, Address and Incorporation

The Corporation was formed on December 31, 2012, pursuant to the Canada Business Corporation Act (the “CBCA”) under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises Minières du Nouveau Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation”, a capital pool company, and “New World Mining Enterprises Inc. / Entreprises Minières du Nouveau-Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name to “Nouveau Monde Graphite Inc.”. On March 24, 2021, the Corporation filed articles of amendment in order to implement a consolidation (reverse stock split) of its outstanding Common Shares (the “Consolidation”) on the basis of one new Common Share for every ten currently outstanding Common Shares (the “Consolidation Ratio”).

The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0.

Intercorporate Relationships

As of the date of this Annual Information Form, the Corporation beneficially owns 100% of the voting shares of Nouveau Monde District Inc., incorporated under the CBCA and 100% of the voting shares of Nouveau Monde Europe Limited, incorporated under the Companies Act 2006 (United Kingdom). Nouveau Monde District Inc. currently holds properties in Saint-Michel-des-Saints and is expected to continue purchasing other properties if need be. Nouveau Monde Europe Limited has been created on October 12, 2020.

The following diagram illustrates the aforementioned intercorporate relationships between the Corporation and its material subsidiaries as at the date of this Annual Information Form:

General Development of the Business

Introduction and General Outlook

The Corporation is an integrated company developing responsible mining and advanced manufacturing projects to supply the global economy with carbon-neutral anode material to power electric vehicles (“EV”) and energy storage systems. The Corporation is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, the Corporation is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Based in Québec, Canada, the Corporation’s activities are focused on the planned Matawinie graphite mine and concentrator project (the “Matawinie Mine Project”) and the planned commercial value-added graphite products transformation plant project (the “Bécancour Battery Material Plant Project”), both of which are progressing concurrently towards commercial operations. The Corporation is carrying out a phased-development plan to derisk these projects and advance toward commercial operations. The Corporation is also planning the development of the Uatnan mining project (the “Uatnan Mining Project”) as a subsequent expansion phase (Phase 3) to support growth and meet customers’ demand beyond its Phase 2.

Matawinie Mine Project
Phase 1 – Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	In production.
Phase 2 – Matawinie Mine	Groundwork started in 2021 at the construction site while detailed engineering and procurement advance in parallel.

Bécancour Battery Material Plant Project
Phase 1 – Battery Material Demonstration Plants
Shaping Demonstration Plant Purification Demonstration Plant Coating Demonstration Plant	In production. In production. Batch testing in view of production ramp-up.
Phase 2 – Bécancour Battery Material Plant	Active engineering based on anchor customers’ specifications, optimization of operational parameters, and pre-construction planning.
Uatnan Mining Project
Phase 3 – Uatnan Mining Project	A preliminary economic assessment (“PEA”) completed to update operational parameters; detailed work plan for subsequent studies ready for deployment.

Bécancour Battery Material Plant Project

The Bécancour Battery Material Plant Project deployment strategy is divided in two phases. Phase 1 is currently in production for demonstration purposes and continuous development in its existing facilities in Saint-Michel-des-Saints and in Olin Corporation’s (“Olin”) facility in the industrial park of Bécancour, Québec. The Bécancour Battery Material Plant Project for Phase 2 is planned to be located on a 200,000 m2 parcel of land located in the industrial park of Bécancour, Québec, which the Corporation announced it acquired on January 21, 2021. Bécancour is rapidly attracting important industrial players in the battery materials and cell manufacturing space, supported by the Québec Government’s battery hub strategy. An archeology potential study was carried out by the Grand Conseil de la Nation Waban-Aki in Q2-2022 for the Corporation’s industrial land. No presence of archaeological artifacts was confirmed. The Corporation’s Phase 2 site for the Bécancour Battery Material Plant Project is strategically situated for large-scale anode material production, with proximity to potential customers, access to key utilities (e.g., water, hydropower, gas), an adjacent chlor-alkali producer which provides access to key consumables, a skilled workforce and an adjacent deep-water international port on the St. Lawrence River. The Bécancour Battery Material Plant Project is set to produce a wide range of graphite-based advanced materials through onsite shaping, purification and coating transformation units. The Corporation is testing and operating Phase-1 units for these beneficiation processes, thus informing the engineering of the planned Phase 2 facility. Based on the 2022 Technical Report, the Bécancour Battery Material Plant Project should produce about 43,000 tonnes per annum (“tpa”) of active anode material, 3,000 tpa of purified jumbo flakes and other specialty products. The majority of the Matawinie Mine Project’s production is targeted to be used as feedstock for value-added transformation at this plant. The Corporation is now updating production parameters and engineering for the Phase-2 Bécancour Battery Material Plant Project in line with the specifications of

General Motors Holdings LLC (“GM”) and Panasonic Energy Co. Ltd. (“Panasonic Energy”, and together with GM, the “Anchor Customers”) refined with offtake agreement parameters and technical collaboration (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”). The Corporation is also advancing plans for its Phase-2 Bécancour Battery Material Plant Project through sample production at Phase-1 facilities, testing of production modules, refinement of process efficiency, technological optimization of advanced manufacturing processes. BBA Inc. (“BBA”) and other consultants are advancing engineering, performing trade-off studies on equipment and refining the plant design in order to optimize the commercial plant flowsheet. Pomerleau Inc. (“Pomerleau”) is assisting the Corporation as Construction Manager for the pre-construction stage. Current activities include construction planning and budget revision to refine CAPEX estimates. Pomerleau is also supporting workforce planning, jobsite logistics, cost optimization, revision of the procurement strategy, project control, and the development of health and safety, environment, and quality programs.

For further details on the risk factors associated with the Bécancour Battery Material Plant Project, see “Risk Factors” in this Annual Information Form.

Figure 1 – Computer-Generated Illustration of the Planned Bécancour Battery Material Plant Project based on the 2022 Technical Report

Phase 1 – Demonstration Plants

Shaping Demonstration Plant

The Corporation has been operating a demonstration plant in Saint-Michel-des-Saints since February 2020 (the “Shaping Demonstration Plant”). The Shaping Demonstration Plant allows the Corporation to optimize the process parameters for two essential aspects of the future anode material production, micronization and spheronization, to manufacture dense spherical graphite particles with the highest possible yield and throughputs using as feedstock the high-purity flake concentrate from the Concentrator Demonstration Plant.

Figure 2 – Shaping Demonstration Plant

The micronization process typically uses jet or hammer mills to decrease graphite concentrate flakes to the desired size. Spheronization modifies the micronized graphite further by rounding the graphite shape in preparation for use as battery anode material. The Corporation’s Shaping Demonstration Plant uses flake concentrate feedstock from its Concentrator Demonstration Plant and processes it through a micronization system to decrease the average flake size to <45 micrometre (“μm”). The micronization unit has the capacity to produce from 120 to 180 kilograms (“kg”) of micronized graphite per hour (“kg/hr”), which is fed through the spheronization systems at 125 kg/hr in total. The Corporation has tested the production of 7 µm to 35µm sized spheronized graphite and achieved yields of >60%.

The Corporation has collaborated with an equipment manufacturer in 2021 to test a new shaping technology. The successful results have led the Corporation to purchase another commercial-scale module, which serves as a micronizer or spheronizer. The equipment has the capacity to produce up to 1,250 kg/hr of micronized graphite or 325 kg/hr of spheronized graphite, thereby approximately tripling the Corporation’s production capability. The equipment was successfully installed at the Corporation’s facility in 2022. Subsequently, detailed tests were conducted to supplement those already performed at the equipment manufacturer’s site, to optimize the operating parameters, and enhance performance in terms of yield and throughput. Through testing and engagement with Anchor Customers and potential customers, the Corporation is refining its process and building a robust model to efficiently produce samples of varying specifications, with short development and optimization duration.

Purification Demonstration Plant

In January 2021, the Corporation started the construction of a purification demonstration plant (the “Purification Demonstration Plant”) within existing space at Olin’s facility in the industrial park of Bécancour, Québec. On October 26, 2020, the Corporation signed a five-year agreement with Olin, the largest chlor-alkali producer in the world, for the use of commercial space, supply of chemical consumables and site services to support the production and development of the Corporation’s low-carbon thermochemical purification.

Traditional graphite purification techniques, not employed by the Corporation, utilize a combination of harmful acids or energy intensive thermal processes to reach battery-grade purity. In order to maintain a minimal environmental footprint with a focus on sustainable operations, the Corporation employs its proprietary carbochlorination purification technology, which lowers the energy requirement to reach a battery-grade concentrate graphite (“Cg”) purity of 99.95%, critical elements well within customers’ specifications. Additionally, the Corporation utilizes Québec’s low-cost, renewable hydropower.

The construction of the Corporation’s first two commercial-scale pilot plant purification modules within the existing space at Olin’s facility was completed in H2-2021. The scalable furnaces have a nameplate capacity of 2,000 tpa. In H2-2021, the Corporation produced spherical purified graphite demonstrating the performance of its proprietary purification ecotechnology; samples confirmed purity up to +99.99% Cg purity, above the level required for energy applications. Production samples continue to demonstrate positive results both at the Corporation’s laboratory and at a leading third-party testing facility. In line with specific client specifications, the Corporation continues to test and optimize its purification process for both battery-grade active graphite materials and purified jumbo flakes for niche applications to establish consistent production at commercial quantities and required quality. In addition, some maintenance work began to improve operational performance and continue process optimization efforts in 2024.

Figure 3 –Purification Demonstration Plant

Coating Demonstration Plant

The final process step to produce anode material consists of the application of an amorphous carbon coating on the surface of the 99.95% Cg spheronized purified graphite, from a carbon precursor in order to minimize the surface area and improve the stability of the SEI (solid-electrolyte-interface) and optimize the cycle life and long-term performance in the battery system. The Corporation is advancing with the deployment of its coated spherical purified graphite (“CSPG”) production with its Phase 1 coating line in Saint-Michel-des-Saints (the “Coating Demonstration Plant” and, collectively with the Shaping Demonstration Plant and the Purification Demonstration Plant, the “Battery Material Demonstration Plants”), which has a nameplate capacity of 2,000 tpa. At the Coating Demonstration Plant, the batch testing runs continue in view of production ramp-up. The Corporation has produced CSPG as per potential customers’ specifications.

Figure 4 – Site of the Corporation’s Phase 1 and Phase 2 Battery Material Demonstration Plants in Bécancour

Port
St. Lawrence Seaway
Olin's facility for Phase 1
NMG land for Phase 2
Rail system & pipe rack
Highway

De-Risking by Building Significant Battery Material Demonstration Plants and Strategic Research and Development (“R&D”)

The production of CSPG used as anode material in lithium-ion battery (“LiB”) involves three major process steps, namely shaping, purification and coating. Since early 2020, the Corporation has been operating one shaping module of commercial scale in which it has processed over 2,700 batches to confirm the optimized process parameters and equipment performance profile to be implemented to consistently produce within customers’ specifications. Significant equipment improvements and modifications were implemented on-site to achieve an optimum operating throughput and overall yield while maintaining constant “in-spec” quality material. Ongoing internal R&D programs on the shaping process are targeting manufacturing excellence by the enhancement of fundamental understanding of fluid dynamics and air flows by using as-built scan, numerical modelling and adoption of advanced automation and artificial intelligence technologies. The Corporation has also installed and commissioned another commercial scale shaping module at its facilities to approximately triple its spherical graphite production capacity. Nearly 700 batches of tests have been performed on this equipment to optimize the operating parameters and enhance performance in terms of yield and throughput while achieving potential clients’ specifications. The extensive knowledge gained from these tests have enabled the Corporation to meet new customer specifications in short turnaround times.

The Corporation developed its own proprietary thermochemical process and reactors technology for the Purification Demonstration Plant, which was completed in H2-2021 at Olin’s facility adjacent to the Corporation’s Phase 2 site for the Bécancour Battery Material Plant Project. In line with specific client specifications, the Corporation continues to test and optimize its purification process for both battery-grade active graphite materials and purified jumbo flakes for niche applications.

The final process step to produce anode material consists of coating the purified spherical graphite with a carbon-based material to minimize the surface area and enhance the stability of the solid electrolyte interface. The Corporation is currently continuing batch testing runs in view of production ramp-up. The Corporation is of the view that its strategy of de-risking the process by investing in a rapid deployment of a first up to scale complete module will allow a faster product qualification with cell makers and more efficient and reliable engineering development.

As announced on October 5, 2021, the Corporation has completed the commissioning of its state-of-the-art laboratory at its Battery Material Demonstration Plants in Saint-Michel-des Saints, an addition to the Corporation’s existing quality testing facilities. The Corporation’s dedicated laboratory provides in-house capacity, flexibility and speediness in testing advanced materials and specifications for potential customers. The lab facility comprises ultramodern equipment covering a range of technical measurements, namely particle size, tapped density, coin cell cycling with full coin cell preparation equipment, ICP trace element analysis, BET specific surface area as well as particle morphology, coating quality and impurity analysis by SEM-EDX, in support to the Corporation’s Phase 1 anode material production.

Project Timeline

The Corporation has conducted in 2021 and 2022 and published in August 2022 a technical report entitled NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Projects with an effective date as of July 6, 2022 and an issue date as of August 10, 2022 (the “2022 Technical Report”), covering the Corporation’s full-scale Phase-2 operations at the Matawinie Mine Project and Bécancour Battery Material Plant Project, based on the results from the demonstration modules. This feasibility study reflects the Corporation’s integrated business model for a comprehensive planning, cost projection, and development framework. The project development pathway beyond detailed design and initiation of the construction phase will be determined based on discussions with financial partners and customer commitments. The Corporation is updating the production parameters of its Phase-2 operations in line with Anchor Customers’ specifications and project financing plans with strategic investors, lenders and governmental branches. The Corporation intends to proceed with project financing and FID on both the Matawinie Mine Project and Bécancour Battery Material Plant Project once that optimization and planning phase is completed.

Matawinie Mine Project

Matawinie Graphite Property

The Matawinie Graphite Property includes 235 mining claims forming 6 non-contiguous claim blocks totalling 12,707 hectares as of December 31, 2023 and 176 mining claims forming 2 non-contiguous claim blocks totalling 9,264 hectares as at the date of this Annual Information Form (the “Matawinie Graphite Property”). The Tony claims block, which is part of the Matawinie Graphite Property and which is also known as the “Mining Property”, consists of 159 contiguous map-designated claims totalling 8,266 hectares as at the date of this Annual Information Form. The main objective of exploration work on the Mining Property entails the identification of graphite mineralization with the goal to economically extract this critical and strategic mineral. The Corporation’s Matawinie Mine Project is at a development stage with ongoing detailed engineering and construction targeting the Mining Property’s West Zone, the subject of the 2022 Technical Report. Other exploration stage mineralized zones are also present on the Mining Property. Defined terms and abbreviations used in this section and not otherwise defined in this Annual Information Form have the meanings attributed to them in the 2022 Technical Report.

The Mining Property is located approximately 120 km as the crow flies North of Montréal, Québec in the Saint-Michel-des-Saints area. The Mining Property, including the West Zone, is easily accessible using the Corporation’s newly built approximately 8 km access road connected to the local highway and is close to high quality infrastructure, including paved roads, high voltage power lines, and the community, which counts skilled laborers and contractors, which are needed for industrial activities. The Mining Property is located in proximity to Montréal metropolitan area, which also has a considerable pool of nearby labor and suppliers of goods and services.

Matawinie Mine

On August 10, 2022, the Corporation filed the 2022 Technical Report, the results of which were announced by the Corporation on July 6, 2022. See “Description of the Mineral Properties – The Matawinie Graphite Property” in this Annual Information Form. The 2022 Technical Report reflects the Corporation’s integrated business model for comprehensive planning, cost projection, and development framework.

Following its international call for prequalification as part of its procurement process for its all-electric fleet and charging infrastructure, the Corporation signed a collaboration agreement with Caterpillar Inc. (“Caterpillar”) on June 22, 2021, under which Caterpillar will develop, test, and produce Cat® “zero-emission machines” for the Matawinie Mine Project with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at the Corporation’s Matawinie Mine Project by Year 5 of Phase-2 operations. On the foundation of their 2021 collaboration agreement and of technical work achieved together over the past two years, the Corporation and Caterpillar have signed definitive agreements to supply the Matawinie Mine Project with an integrated solution that covers a zero-exhaust emission fleet, supporting infrastructure, and service. Caterpillar is set to be the Corporation’s supplier of heavy mining equipment, supporting the progressive transition from traditional models to Cat® zero-exhaust emission machines as they become available (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Agreements with Caterphillar”).

Flake Concentration Demonstration Plant

The Corporation operates a graphite flake concentration demonstration plant (the “Concentrator Demonstration Plant”) since September 2018. The Concentrator Demonstration Plant produces natural graphite concentrate using mineralization from the West Zone deposit, part of its Matawinie Graphite Property. In addition to demystifying the future mining operations for the local community with an aim of achieving a high degree of social acceptability, the operation has allowed the Corporation to:

»	qualify the Corporation’s graphite products and establish a sales record;
»	test and improve processes for commercial operations;
»	test new innovative technologies of tailings management and site restoration; and
»	train employees and promote future employment opportunities to local labor.

Several hundred tonnes of graphite concentrate are being produced on an annual basis with the materials extracted from the West Zone Deposit of the Matawinie Graphite Property with grades between 94-98% Cg (as per technical requirements). The production serves as the feedstock for the Corporation’s Phase-1 Battery Material Demonstration Plant and as samples for potential customers interested in high-purity flake graphite.

Uatnan Mining Project

On January 21, 2024, the Corporation entered into an asset purchase agreement with Mason Resources Inc., formerly known as Mason Graphite Inc. (“Mason”) for the acquisition of the assets of the mining project for the Lac Guéret graphite deposit (the “Uatnan Property”), targeted for the development of the Uatnan Mining Project (the “Asset Purchase Agreement”). The consideration for the acquisition of the Uatnan Property was payable in 6,208,210 Common Shares and a subsequent payment of $5,000,000 to be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project. The transaction closed on January 31, 2024.

On February 24, 2023, the Corporation and Mason issued a PEA entitled NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project (the “Uatnan Mining Project Report”), in accordance with NI 43-101, for the new Uatnan Mining Project. The Corporation and its consultants revisited all components of Mason’s original mining project to align the development of the Uatnan Property with today’s market opportunity and potential customers’ requirements. The most recent technical report from Mason (SEDAR+, Feasibility Study Update of the Lac Guéret Graphite Project issued on December 11, 2018) planned for a production of 51,900 tpa of graphite concentrate, with the concentrator and tailings facility located offsite in the City of Baie-Comeau, approximately 285 km to the south by road from the mining operations.

The Uatnan Mining Project Report optimizes the Mineral Resources and aims to expand the original mining project tenfold by targeting the production of approximately 500,000 tpa of graphite, entirely destined for the anode material manufacturing market. The concentrator has been relocated to be near the deposit with electrical needs to be sourced from the Manic-5 hydroelectric power station, located 70 km away.

The Uatnan Property lies on the southwestern shore of the Manicouagan Reservoir, within the Rivière-aux-Outardes municipality, located in the Côte-Nord Administrative Region, Québec, Canada, approximately 220 km as the crow flies, north north-west of the City of Baie-Comeau. This town is the nearest accessible community of significant size. Considering the significant modifications to Mason’s original project, the Corporation initiated a name change with the collaboration of the Innu First Nation of Pessamit. The deposit is located on the Nitassinan, the Innu of Pessamit’s ancestral territory, in a sector referred to as Ka uatshinakanishkat meaning “where there is Tamarack”. Hence, the name Uatnan meaning Tamarack, a conifer prominent in the area, was chosen to identify the property and project. The graphite deposit identified on the property is still referred to as the Lac Guéret deposit and is centred on 51°07’N and

69°05’W and consists of 74 CDC claims of which 71 are located on NTS topographic map sheet 22N03 and three on sheet 22K14.

The Uatnan Property covers an area of 3,999.52 ha, all of which are 100% in the interest of the Corporation with the claims (74 claims) in good standing. The claims have not had any legal surveys. All claims are map-staked claims and are registered in the Québec GESTIM database. In addition, the Corporation has acquired interest in 48 claims totaling 3,443 ha near the Uatnan Property.

As of the date of the Uatnan Mining Project Report, a mining lease request for the future mine was being evaluated by the Ministère des Ressources naturelles et des Forêts du Québec and the validity of three affected claims (CDC 1037522, CDC 1040768 and 1040769) was suspended as part of the normal evaluation procedure.

The Asset Purchase Agreement supersedes and terminates the investment agreement dated May 15, 2022 (the “Investment Agreement”) and the option and joint venture agreement dated July 20, 2022 (the “OJV Agreement”) to explore the potential development of the Uatnan Property. Following the successful initial closing of the Investment Agreement with Mason, the Corporation and Mason initiated the Uatnan Mining Project Report on the Uatnan Property with consultants BBA and GoldMinds Geoservices Inc. (“GMG”). On the basis of the positive results of the PEA, the Corporation intends to launch a feasibility study reflecting the updated operational parameters.

Targeted as the Corporation’s Phase-3, the Uatnan Mining Project aligns with the Corporation’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from ore to battery materials, at the western markets’ doorstep.

R&D Ecosystem and Industry Leadership

As part of its intellectual property strategy, the Corporation has submitted a patent application for its proprietary thermochemical purification technology, a greener and more sustainable alternative to that currently used in traditional anode material production. Following the filing of the international patent application under the Patent Cooperation Treaty, the Corporation is currently at the stage of national phase entry in several countries.

The Corporation has also submitted a patent application on its purification equipment. The international patent application under the Patent Cooperation Treaty has been filed and published.

The Corporation is operating a laboratory at the Battery Material Demonstration Plants, an addition to the Corporation’s existing quality testing facilities. This expansion was triggered by the Corporation’s commitment to catering to the market’s requirements for high-performing and environmentally responsible battery materials that can be tailored to a variety of specifications. The Corporation also maintains a portfolio of R&D projects to refine its line of specialty products based on market demands and innovations. To this end, the Corporation is working with a number of industry-leading technical institutions in Canada such as, among others, the National Research Council Canada, the Institut national de la recherche scientifique (INRS), Corem, McGill University, University of Sherbrooke, Université Laval and Université de Montréal.

In August 2022, the Corporation secured a $5.75 million grant from Sustainable Development Technology Canada, a flagship program from the Government of Canada, for the deployment of its proprietary coating technology. The Québec Government also confirmed on January 13, 2023, a financial assistance of up to $3 million through its Technoclimat program for that project, with an effective date for eligible expenditures of January 14, 2022.

The Corporation has been admitted as an active member of the Global Battery Alliance, a World Economic Forum’s initiative dedicated to helping establish a sustainable battery value chain, which makes the Corporation one of the first battery materials producers to be admitted. In January 2023, the Global Battery Alliance launched the Battery Passport proof of concept, a major leap towards globalized standards for sustainable battery production. The Corporation contributed to the endeavour by informing the Global Battery Alliance’s traceability efforts and engaging as an active member of the association.

Objectives

The Corporation’s main commercial business objectives from the date of this Annual Information Form and up to the next 12 to 18 months, subject to proper financing being secured in a timely manner, are, in no particular order, the following:

»	Continuation of safe operations and environmental stewardship at the Corporation’s Phase-1 facilities and construction sites, anchored in the Corporation’s caring philosophy.
»	Updating production parameters and associated engineering of the Phase-2 Bécancour Battery Material Plant based on Anchor Customers’ product specifications.
»	Optimization and securing project financing for the construction and development of the Corporation’s Phase 2: the Bécancour Battery Material Plant Project and the Matawinie Mine Project.
»	Engagement with other top-tier battery and EV manufacturers toward complementary offtake agreement(s) for the balance of the Corporation’s Phase-2 production.
»	Advancement of Phase-2 Matawinie Mine Project and Bécancour Battery Material Plant Project through early works, construction planning, detailed engineering, procurement, and eventually construction once FID is reached.
»	Continued dialogue and engagement with local stakeholders, including the First Nations communities of Manawan (Atikamekw), Wôlinak (Abénakis) and Pessamit (Innu), to promote a shared perspective, maximize local benefits, and enhance projects’ integration within their communities.
»	Launch of a feasibility study for the Uatnan Mining Project.
»	Production of custom advanced graphite materials samples meeting battery and EV manufacturers’ specifications with a focus on quality, high purity, lot-by-lot consistency, and battery-grade performance.
»	Delivering on the Corporation’s sustainability commitment via the Climate Action Plan and pursuing its Sustainability Action Plan to elevate the Corporation’s policies, programs, and partnerships, and improve its global ESG performance.
»	Continued implementation of safety, ESG, and quality management systems in preparation for the construction and commercial stages in line with best practices, and specific lenders and customers’ requirements.

Three-Year History

The events described below have influenced the general development of the business of the Corporation during the last three fiscal years of the Corporation ended December 31, 2021, 2022 and 2023 and up to the date of this Annual Information Form. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and price of the Common Shares and any other information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis after giving effect to the Consolidation.

Fiscal Year Ended December 31, 2021

For the period between January 1, 2021, and December 31, 2021, the Corporation’s continued primary focus was to obtain the Québec Government’s environmental decree authorizing the Matawinie Mine Project (the “Decree”), enabling the construction of its commercial mining facilities, and to complete the construction and commissioning of its Purification Demonstration Plant.

Bécancour Battery Material Plant Project Update

On January 21, 2021, the Corporation announced it had made significant progress on the advancement of its Phase 1 purification operation at Olin’s facility in the industrial park of Bécancour, Québec. Olin’s move-in ready space had proven advantageous in accelerating preparation and construction times for the Corporation. The Corporation also announced the successful completion of the strategic acquisition of the 200,000 m² land for the Phase 2 expansion (commercial stage) in the Bécancour industrial park. This important milestone further cemented the Corporation’s vertical integration model, allowing the Corporation to benefit from full exposure to the entire “mine-to-market” battery materials value chain. Besides LiB, the Corporation’s high-purity graphite products will target high-growth markets such as fuel cells, and 5G heat dissipation foils.

On January 26, 2021, the Corporation announced it was advancing with the deployment of its environmentally friendly CSPG anode material. The production of CSPG is part of the Corporation’s broader supply of anode material to the electrical vehicle and renewable energy storage industries. The Corporation has successfully completed the detailed engineering study and procurement of equipment has commenced for its Phase-1 production line. The initial capacity of the facility is targeted at 2,000 tpa with scope for significant expansion in a Phase 2. The Corporation also announced an exclusive collaboration with Professor Philippe Ouzilleau, a specialist in materials engineering from McGill University, to optimize performance and sustainability of the Corporation’s anode material for LiB. In a show of support for this project, the Québec Government had provided the Corporation with a grant to partly fund the development of the Corporation’s spherical graphite coating initiative.

The Corporation received from the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”) an authorization dated February 17, 2021 for the thermochemical purification operations at the Purification Demonstration Plant.

On June 8, 2021, the Corporation announced that geotechnical works for construction and environmental baseline studies had started at the Corporation’s 200,000 m2 parcel of land located at Bécancour, Québec, on which the Bécancour Battery Material Plant Project will be located, and that BBA had been awarded the mandate to complete the FEL-3, following positive results provided by the FEL-1, and which was published in Q3-2022.

On September 23, 2021, the Corporation announced the addition to Phase 1 operations of another commercial-scale shaping module as well as the advancement of the detailed engineering and the completion of procurement of all key equipment for the Phase 1 coating line for a targeted capacity of 2,000 tpa of CSPG. The Corporation also announced that it had initiated test batches at its Phase 1 Purification Demonstration Plant and that it planned to produce meaningful battery-grade samples starting in 2022 to advance the product qualification process with battery and EV manufacturers, to support the Corporation’s commercial discussions.

On November 16, 2021, the Corporation announced that the construction of the Phase 1 coating line was progressing on time and on budget. The Corporation also specified that it completed construction of its Phase 1 Purification Demonstration Plant, on budget and with limited timeline impact following delays in equipment deliveries. Samples produced at 99.99% purity in the final stages of commissioning confirmed the high-quality, battery-grade specifications of the material. The Corporation also specified that it was continuing its FEL-3 to reflect the Corporation’s integrated business model for a comprehensive planning, cost projection, and development framework.

Matawinie Mine Project Update

On February 10, 2021, the Corporation announced the Québec Government had issued the Decree authorizing the Matawinie Mine Project, covering a production level of 100,000 tpa of high-quality graphite material. The Corporation’s development plan embraces sustainable development measures, including water management system, tailings co-disposal, progressive land reclamation and biodiversity protection, acclaimed by the government’s environmental experts. The Corporation is also advancing environmental engineering efforts in order to ensure optimal design of the site’s infrastructure and progressive reclamation with vegetation that bolsters biodiversity and captures carbon. The community welcomed the project as a positive contributor for socio-economic development, including direct and indirect employment. An experienced team was assembled to finalize robust project schedule, costs, authorization and execution; with tree clearing of the industrial pad and access road of the Matawinie Mine Project started in Q1-2021.

The Corporation received permits for tree clearing works of the industrial pad and access road of the Matawinie Mine Project issued by the Québec Government, including an authorization from the Ministère des Forêts, de la Faune et des Parcs (now known as Ministère de l’Énergie et des Ressources Naturelles (“MERN”) dated March 4, 2021, a temporary territory occupancy permit from the MERN dated February 24, 2021, and an authorization from the MELCC dated February 26, 2021, and an attestation of conformity from the municipality of Saint-Michel-des-Saints (the “Municipality”) dated February 24, 2021.

On July 29, 2021, the Corporation announced the launch of civil construction works for the Matawinie Mine Project, including the construction of the access road connecting the local highway to the industrial platform, and the steady progress of detailed engineering, enabling the Corporation to advance its procurement efforts for construction contracts and ore processing equipment. The Corporation also specified that it concluded an agreement with Metso Outotec Canada Inc., a global service provider specializing in sustainable minerals processing technologies and end-to-end solutions, to supply key mineral processing equipment required for the Matawinie concentrator plant.

On November 16, 2021, the Corporation announced that civil works were progressing at the Matawinie Mine Project, with the access road substantially completed at year-end and civil works on the industrial platform continuing in 2022. Also, the Corporation specified that the 2022 Technical Report for the Matawinie Graphite Property prepared pursuant to NI 43-101 will be updated and take into account the latest mineral resource update and the value-added transformation steps that are part of the Bécancour Battery Material Plant Project.

On December 22, 2021, the Corporation provided an overview for the year 2021, which included, among other things, an announcement regarding the continuous advancement of detailed engineering of the Matawinie Mine Project concentrator plant and mining infrastructure, and the progress at year-end of overall engineering, estimated at 55%.

Agreement with Lithion Recycling

On June 10, 2021, the Corporation announced the entering into of a collaboration agreement with Lithion Recycling Inc. (“Lithion”) for the recovery and value‐added transformation of recycled graphite for reuse as anode material for LiB. The collaboration agreement is expected to leverage the Corporation’s and Lithion‘s proprietary processes and expertise to promote graphite circularity and better position both companies in the evolving global market. The Corporation believes that the local, Canadian, and North American ecosystems in the strategic minerals, battery materials and electrification sectors could be strengthened by the development of a cost‐effective technical and commercial solution for recycled graphite.

Agreement with Caterpillar

On June 22, 2021, the Corporation announced it has entered into a collaboration agreement with Caterpillar under which Caterpillar will develop, test and produce Cat® “zero-emission machines” for the Matawinie Mine Project, with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at the Phase 2 Matawinie Mine Project 5 years after the mine start-up.

Agreement with SD Capital Advisory Limited and GKB Ventures Limited

On July 21, 2021, the Corporation announced the appointment of SD Capital Advisory Limited and GKB Ventures Limited as joint financial advisors to assist the Corporation with the structuring and arranging of project financing, with a focus on export credit agencies, for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project.

Research and Development

On August 13, 2021, the Corporation announced it had submitted a patent application for its proprietary thermochemical purification technology to the U.S. Patent and Trademark Office as part of its intellectual property strategy. Leveraging Québec’s hydropower, the Corporation’s technology is intended to avoid using hydrofluoric acid in favour of high temperatures and the addition of a chlor-based reagent.

On October 5, 2021, the Corporation announced the building and commissioning of an advanced laboratory and R&D facility with the in-house capacity for testing anode material and providing customized specifications to battery and EV manufacturers.

The Bond Transaction

On October 18, 2021, the Corporation announced that Pallinghurst Graphite International Limited (“Pallinghurst International”), the holder of a secured convertible bond in the principal amount of $15 million (the “Bond”), had converted the full outstanding principal amount of the Bond into Common Shares, demonstrating Pallinghurst International’s continuing support of the Corporation and its ongoing project development initiatives. Also, the Corporation specified that it elected to settle the accrued and unpaid interest owing under the Bond of $1,900,463 by issuing an additional 220,471 Common Shares at $8.62 per Common Share.

ESG

On April 13, 2021, the Corporation announced the launch of its climate action strategy for a carbon-neutral footprint. The Corporation committed to past, present and future carbon neutrality and compensated its historical emissions through the purchasing of verified carbon credits.

On October 14, 2021, the Corporation published its inaugural ESG report (the “ESG Report”), to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators.

Global Battery Alliance

On August 31, 2021, the Corporation announced it had been admitted as an active member of the Global Battery Alliance, a World Economic Forum’s initiative comprising leading players of the industry with a view to helping establish a circular and sustainable battery value chain.

Board of Directors and Management Appointments

On January 6, 2021, the Corporation announced the appointment of Mr. David Torralbo to the position of Chief Legal Officer and Corporate Secretary of the Corporation.

On April 6, 2021, the Corporation announced the appointment of Dr. Jürgen Köhler to its board of directors (the “Board of Directors”), effective on April 1, 2021.

On May 13, 2021, the Corporation announced the appointment of Mr. Andrew Willis to its Board of Directors, effective as of that date, in replacement of Mr. Christopher Sheperd who submitted his resignation.

Consolidation

On March 24, 2021, the Corporation announced that, following the approval of its shareholders, it had implemented the Consolidation on the basis of the Consolidation Ratio, which was determined by the Corporation’s Board of Directors in accordance with the parameters authorized by the Corporation’s shareholders at the Corporation’s special meeting of shareholders held on March 23, 2021. The consolidation took effect on March 24, 2021, and the Common Shares commenced trading on the TSX Venture Exchange (the “TSXV”) on a post-Consolidation basis at the open of markets on March 31, 2021.

Issuances for Cash Consideration

On January 13, 2021, the Corporation announced that it had entered into an agreement with BMO Capital Markets (“BMO”), under which BMO had agreed to buy, on a bought deal basis, Common Shares, for gross proceeds of approximately $15 million (the “2021 Bought Deal”). The Corporation also announced that it had concurrently launched a non-brokered private placement for total gross proceeds of approximately $5 million, on the same terms as the 2021 Bought Deal, with institutional investors (the “2021 Private Placement”). On January 20, 2021, the Corporation announced the closing of the 2021 Bought Deal pursuant to which the Corporation issued an aggregate of 11,896,750 Common Shares at a price of $1.45 per Common Share (pre-Consolidation) for gross proceeds to the Corporation of $17,250,288, which included the exercise, in full, by BMO of the over-allotment option granted by the Corporation to purchase an additional 1,551,750 Common Shares at a price of $1.45 per Common Share (pre-Consolidation). Pallinghurst International and Charles-Armand Turpin, insiders of the Corporation, purchased, respectively, 2,379,316 and 690,000 Common Shares (pre-Consolidation) pursuant to the 2021 Bought Deal. On February 12, 2021, the Corporation announced the closing of the 2021 Private Placement for gross proceeds of $5.75 million pursuant to which the Corporation issued an aggregate of 3,965,516 Common Shares at a price of $1.45 per Common Share (pre-Consolidation) Investissement Québec (“IQ”), acting as mandatary for the Québec Government, subscribed for 3,172,413 Common Shares (pre-Consolidation), and Pallinghurst International, an insider of the Corporation, subscribed for the remainder of the Common Shares.

On February 1, 2021, the Corporation announced it had secured $16.5 million from the exercise of the Common Share purchase warrants previously issued to Pallinghurst International (the “Pallinghurst Warrants”) and which entitled Pallinghurst International to purchase up to 75,000,000 Common Shares (pre-Consolidation), subject to customary anti-dilution clauses, at a price of $0.22 per Common Share for a period of 36 months from the issuance date of the warrants. Pallinghurst International transferred those warrants to its shareholders on January 29, 2021, with the objective of offering the direct opportunity to invest further in the Corporation through the exercise of those warrants.

On February 16, 2021, the Corporation announced the evaluation of an additional listing on a major U.S. stock exchange and the calling of a special meeting of its shareholders for the purpose of seeking authorization from the Corporation’s shareholders to enable the Board of Directors to consider a consolidation of the Common Shares at a ratio that will result in a post-Consolidation price that meets the listing requirements for the selected U.S. stock exchange.

On March 26, 2021, the Corporation filed a preliminary base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada (excluding the territories) in order to enable the Corporation to offer Common Shares, debt securities, convertible securities, subscription receipts and warrants or any combination thereof for up to a maximum of $500,000,000 during a 25-month period.

On March 29, 2021, the Corporation announced that it had filed an application to list the Common Shares on the New York Stock Exchange (the “NYSE”).

On May 19, 2021, the Corporation announced that it had received approval for the listing of its Common Shares on the NYSE and that its shares were expected to commence trading on the NYSE on May 24, 2021 under the symbol “NMG”. On the same day, the Corporation filed the final base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada (excluding the territories) in order to enable the Corporation to offer Common Shares, debt securities, convertible securities, subscription receipts and warrants or any combination thereof for up to a maximum of $500,000,000 during a 25-month period.

On June 23, 2021, the Corporation announced the closing of an underwritten public offering (the “2021 Offering”) of 7,915,000 of its Common Shares, which included the partial exercise by the underwriters of their option to purchase additional Common Shares, at a price of US$7.50 per Common Share for aggregate gross proceeds of US$59,362,500.

On July 23, 2021, the Corporation announced the closing of a non-brokered private placement (the “IQ Private Placement”) of Common Shares pursuant to which the Corporation issued to IQ, acting as mandatory for the government of Québec, a total of 1,978,750 Common Shares at a price of $9.25 per Common Share for proceeds to the Corporation of approximately $18.3 million. The IQ Private Placement was launched concurrently with the 2021 Offering.

Other

During the fiscal year ended December 31, 2021, 720,201 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation, at a weighted average exercise price of $3.06, in respect of which the Corporation received $2,202,000 and issued 720,201 Common Shares. During the same period, the Corporation granted 735,000 stock options to members of the Board of Directors, employees and consultants of the Corporation to purchase the same number of Common Shares.

During the fiscal year ended December 31, 2021, 7,821,700 warrants were exercised by shareholders of the Corporation, at a weighted average exercise price of $2.25, in respect of which the Corporation received $17,627,000 and issued 7,821,700 Common Shares.

During the fiscal year ended December 31, 2021, no broker warrants were exercised by agents or intermediates.

Fiscal Year Ended December 31, 2022

For the period between January 1, 2022 and December 31, 2022, the Corporation’s continued primary focus was to advance and publish the 2022 Technical Report, to complete the construction and commissioning of its Shaping Demonstration Plant and its Coating Demonstration Plant, to sign a strategic investment and a memorandum of understanding for an offtake agreement for its Phase 2, to advance negotiations for an impact and benefit agreement with the Atikamekw First Nation of Manawan, to invest into the Uatnan Mining Project with a view to develop it as the Corporation’s Phase-3 and to advance Phase-2 project financing.

Mason

On May 16, 2022, the Corporation announced that it had entered into the Investment Agreement with a view towards the development and operation of Mason’s Uatnan Property. On closing of the transaction, the Corporation and Mason will enter into the OJV Agreement, pursuant to which the parties will collaborate to advance the property, based in Québec, Canada, with a view to form a joint venture. In addition, the Corporation makes an equity investment in Mason of an aggregate amount of up to C$5 million payable in two installments. The conditions for the formation of the joint venture include: (i) a minimum of C$10 million of expenditures from the Corporation on the property, and (ii) the completion of an updated feasibility study on the property based on an estimated production scale of a minimum of 250,000 tpa of graphite concentrate, to be ascertained based on customer demand as well as technical and environmental possibilities. Assuming the exercise of the option and formation of the joint venture, the Corporation’s and Mason’s interest in the joint venture would be 51% and 49%, respectively, and the Corporation would be appointed as operator of the joint venture. The joint venture would also be funded by the Corporation and Mason on a pro rata basis and failure to fund work program commitments in the joint venture would result in a 1% dilution for each unfunded tranche of C$5 million.

On July 20, 2022, the Corporation announced the closing of the transactions contemplated under the Investment Agreement between the Corporation and Mason. Pursuant to the Investment Agreement, the Corporation has entered into the OJV Agreement. Concurrently with the execution of the OJV Agreement, the Corporation and Mason have completed the private placement of 5.0 million common shares of Mason at a price of $0.50 per share for gross proceeds to Mason of $2.5 million. The entering into the OJV Agreement, the granting of the Option and the formation of the Joint Venture, among others, have been approved at Mason’s special meeting of shareholders held on July 14, 2022.

Matawinie Mine Project

On May 13, 2022, the Corporation announced that it is continuing detailed engineering and optimization for the construction of the Phase-2 Matawinie Mine Project, notably on overall site layout, concrete lots, steel and architecture drawings, supported by the finalization of process design parameters, civil infrastructure plans and specifications emissions for construction and equipment selection. In preparation of the mining infrastructure, tree clearing activities and implementation of environmental protection infrastructure resumed in Q1-2022 to prepare the site for the next phase of civil works.

Bécancour Battery Material Plant Project

On June 17, 2022, the Corporation announced the start of the commissioning of its coating line completing its integrated anode material production. The construction of the Corporation’s coating is essentially completed safely and on budget; cold commissioning is underway. The Corporation’s innovative coating technology is projected to generate up to 25% energy reduction compared to the dominant manufacturing operations, with a minimal environmental footprint thanks to the Corporation’s access to clean hydropower and its strong ESG operational parameters. The technology built in this Phase 1 is planned to be replicated and scaled up for the Phase-2 Bécancour Battery Material Plant Project.

Feasibility Study

On July 6, 2022, the Corporation issued the results of the 2022 Technical Report for the Matawine Mine Project and the Bécancour Battery Material Plant Project, an integrated ore-to-anode-material model projected to be North America’s largest natural graphite operation with attractive economics. The 2022 Technical Report indicates a 21% after-tax IRR and NPV of $1,581 million based on current projections of pricing prepared by a third-party expert for flakes and advanced graphite materials. The study, conducted by engineering firm BBA with the support of various technical consultants, has demonstrated strong economics for the Corporation’s model as the battery and EV manufacturers seek alternatives for sourcing their graphite-based solutions amidst growing demand and projected structural deficit of production in the next decade. For more information regarding the 2022 Technical Report, see “Description of the Mineral Property – The Matawinie Graphite Property” of this Annual Information Form. A copy of the complete 2022 Technical Report is also available on the SEDAR+ Corporation’s profile at www.sedarplus.ca and on the EDGAR Corporation’s profile at www.sec.gov.

On August 11, 2022, the Corporation announced the filing on SEDAR+ and EDGAR of the 2022 Technical Report.

2022 Private Placement

On October 20, 2022, the Corporation, Mitsui & Co., LTD (“Mitsui”) and Panasonic Energy, a wholly owned subsidiary of Panasonic Holdings Company (“Panasonic”), have entered into a framework agreement establishing the terms of the commercial relationship between the parties to enable the next development steps of the Corporation’s ore-to-battery-market integrated graphite project in Québec, Canada. The Corporation also announced its intention to complete a US$50 million private placement with Mitsui, Pallinghurst Bond Limited (“Pallinghurst Bond”) and IQ, the proceeds of which will be use to work in the upcoming months on optimizing the 2022 Technical Report on the Corporation’s Phase-2 Commercial integrated operations, based on the memorandum of understanding for the contemplated offtake agreement. The strategic transaction comprises a non-binding memorandum of understanding (the “Panasonic MoU”) on an offtake by Panasonic Energy of a significant portion of the Corporation’s green active anode material out of the Corporation’s integrated Phase-2 Commercial production facilities over a multi-year term. While there can be no assurance that a final offtake agreement with Panasonic Energy will be completed, the Corporation and Panasonic Energy will work together in the upcoming months to establish a definitive offtake agreement. As mentioned above, a framework agreement was signed by the Corporation, Mitsui and Panasonic Energy (the “Framework Agreement”) that defines the role and responsibilities of the parties in the coming months, including optimization of the 2022 Technical Report and other important project-related operational milestones. Pursuant to letter agreements and/or investment agreements, Pallinghurst Bond, Mitsui and IQ have been granted certain rights relating to each party’s investment in the Corporation. These include certain nomination and anti-dilution rights, and, for Pallinghurst Bond and Mitsui, certain marketing rights for future sales of the Corporation’s active anode material. The Corporation plans to use the proceeds from the investment to support the finalization of the design, operation, marketing, and corporate parameters of the Phase-2 Matawinie Mine Project and Bécancour Battery Material Plant Project. The intention is to proceed with project financing and the final investment decision (“FID”) on both the Matawinie Mine Project and Bécancour Battery Material Plant Project once that optimization phase is completed and all operational variables are well understood. The Corporation anticipates a 28-month construction period following FID to bring its operations to commercial production.

ESG

On January 19, 2022, the Corporation reported, among other things, that Moody’s ESG Solutions had provided a Sustainability Rating of A2 (Robust), the second-highest grade on its rating scale, to the Corporation.

On February 24, 2022, the Corporation, in line with its prior commitments, released its Climate Action Plan (the “Climate Action Plan”) that maps its transition from a carbon-neutral production to a Net-Zero business model and reflects expectations and dialogue with its stakeholders ahead of its full-scale commercial activities. The Corporation’s commitments aim fundamentally at reducing its embedded emissions as quickly as possible and internalizing the costs for each past, present, and future tonne of CO2 emitted into the atmosphere. The Corporation has mapped its climate strategy around transparent reporting, reduction of its climate impact, transition to Net-Zero, R&D for low-carbon materials and activities, as well as industry leadership. The Corporation also reported its greenhouse gas (“GHG”) emissions for 2021 and the purchase of verified carbon credits to offset same.

On May 13, 2022, the Corporation announced that it had commenced strengthening its quality assurance and quality control with the development of an ISO 9001-compliant management system to support the Corporation’s certification objectives, the groundwork which has commenced in Q1-2022.

On May 19, 2022, the Corporation announced the releases of its 2021 ESG Report, which provides a transparent and comparative overview of the Corporation’s performance on material topics such as climate action, governance, community participation, energy and water management, among others.

On July 18, 2022, the Corporation announced the results of the life cycle assessment (“LCA”) for its portfolio of graphite-based materials The Corporation’s CSPG is modelled to have an expected Global Warming Potential of 1.23 kg CO2 equivalent per kg, an impact up to 11 times smaller than that of benchmarked production. The study examined the impacts on climate change, freshwater acidification, terrestrial acidification, freshwater eutrophication, marine eutrophication, photochemical oxidant formation and ozone layer depletion of five graphite-based productions – graphite concentrate, spherical graphite, spherical purified graphite, CSPG, purified jumbo flakes – and one co-product as per the IMPACT World + methodology.

Board of Directors and Management Appointments

On January 10, 2022, the Corporation announced the appointment of Mr. Bernard Perron to the position of Chief Operating Officer of the Corporation, effective as of January 17, 2022.

On March 14, 2022, the Corporation announced the appointment of Mr. Marc Jasmin to the position of Director of Investor Relations of the Corporation, with a focus on the institutional investors as well as the Canadian market, effective as of March 28, 2022.

On September 28, 2022, the Corporation announced the appointment of Mr. Anoop Singh, P.Eng., as Vice President, Mining Projects of the Corporation and Mrs. Josée Gagnon, LL.B., MBA, as Vice President, Legal Affairs and Corporate Secretary of the Corporation.

On November 11, 2022, the Corporation announced the appointment of Mrs. Stephanie Anderson to the position of Director of the Corporation.

Investor Relations

On March 14, 2022, the Corporation announced the opening of a New York corporate office to further service and interact with the U.S. investment community. The Corporation also announced the setting up of an Investor Relations function in New York, with the appointment of Mr. Mark Mitchel, of Matrix Advisors, LLC.

On December 1, 2022, the Corporation announced it had retained Hybrid Financial Ltd. (“Hybrid”) to provide assistance in all aspects of a marketing campaign for the Corporation. The services provided by Hybrid to the Corporation are the access and use of a database of registered financial professionals in North America.

Grants and Subsidies

On March 31, 2022, the Corporation announced that it had secured a $5.75 million grant from Sustainable Development Technology Canada for the deployment of its proprietary coating technology. The funding will support the ongoing construction of a Phase-1 commercial-scale unit to produce CSPG to complete the Corporation’s fully integrated value chain, from mining to beneficiation of anode material.

Project Financing

On June 14, 2022, the Corporation announced that it had appointed Société Générale as the sole mandated lead arranger for the Export Credit Agencies (“ECA”) facilities, and will oversee the due diligence process, support efforts to obtain final credit approval and assist the Corporation in offtake negotiations. The Corporation also indicated that strong interest was shown towards senior debt from Western World ECAs and governmental bodies, which is estimated to cover up to approximately 70% of the Corporation’s total funding required for Phase-2 growth, subject to standard project finance conditions. Indeed, the Corporation indicated that it had received indicative expressions of interests for a senior debt facility from Euler Hermes Aktiengesellschaft, the German Export Credity Agency and Export Development of Canada, Canada’s export Credit Agency.

Issuances for Cash Consideration

On January 21, 2022, the Corporation announced that it had filed a prospectus supplement establishing a new at-the-market equity offering (the “ATM Offering”). Canaccord Genuity Group Inc. is acting as lead agent for the ATM Offering and B. Riley and Roth Capital Partners are acting as co-agents. The ATM Offering allows the Corporation to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of Common Shares from time to time, at the Corporation’s discretion. The Corporation also specified that it had filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov the amendment no. 1 dated January 19, 2022 to the Corporation’s short form prospectus dated May 19, 2021, in order to qualify it for an “at-the-market distribution”.

On November 8, 2022, the Corporation announced it has closed its private placement announced on October 20, 2022 (the “2022 Private Placement”) of unsecured convertible notes (the “Convertible Notes”) for aggregate gross proceeds of US$50 million in accordance with the subscription agreements entered into between the Corporation and each of Mitsui, Pallinghurst Bond and IQ on October 19, 2022. Through the 2022 Private Placement, Mitsui subscribed for US$25 million in Convertible Note, while Pallinghurst Bond and IQ each subscribed for US$12.5 million. The Corporation intends to use the proceeds of the 2022 Private Placement to work in the upcoming months on optimizing the 2022 Technical Report. For more information regarding the securities issued pursuant to the 2022 Private Placement, see “Description of Capital Structure – 2022 Private Placement” of this Annual Information Form.

Other

During the fiscal year ended December 31, 2022, 253,500 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation, at a weighted average exercise price of $2.90, in respect of which the Corporation received $736,100 and issued 253,500 Common Shares. During the same period, the Corporation granted 2,219,304 stock options to members of the Board of Directors, employees and consultants of the Corporation to purchase the same number of Common Shares.

During the fiscal year ended December 31, 2022, no warrants were exercised by shareholders of the Corporation.

During the fiscal year ended December 31, 2022, no broker warrants were exercised by agents or intermediates.

Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form

For the period between January 1, 2023, and up to the date of this Annual Information Form, the Corporation’s continued primary focus was to sign definitive offtake agreements with Anchor Customers for active anode material, advance the Phase-2 Matawinie Mine Project and the Bécancour Battery Material Plant Project through early works, detailed engineering and procurement, optimize the Phase-2 engineering parameters in line with Anchor Customers’ specifications and latest process enhancements at the Phase-1 facilities, advance negotiations for an impact and benefit agreement with the Atikamekw First Nation of Manawan, advance the Uatnan Mining Project with a view to develop it as the Corporation’s Phase-3 and advance Phase-2 project financing.

Uatnan Mining Project Update

On January 10, 2023, the Corporation announced the positive results of the Uatnan Mining Project Report for the Uatnan Mining Project, one of the world’s largest graphite projects in development with indicative NPV in excess of C$2 billion. The Uatnan Mining Project Report demonstrates attractive economics for a targeted production of approximately 500,000 tpa over a 24-year life of mine. The results indicate an after-tax IRR of 25.9% and an 8% discount rate NPV of C$2,173 million based on current pricing projections for flake concentrate.

On February 27, 2023, the Corporation announced the filing on SEDAR+ and EDGAR of the Uatnan Mining Project Report, which shows that the Uatnan Mining Project is technically feasible as well as economically viable.

On January 22, 2024, the Corporation announced having entered into the Asset Purchase Agreement with Mason for the acquisition of the Uatnan Property, which consists among other things of 74 map-designated claims totaling 3,999.52 hectares, targeted for the development of the Uatnan Mining Project. The transaction strengthens the Corporation’s long-term vision to be a dominant force in the supply of carbon-neutral anode material for the Western market, and secures the asset in view of the growing demand for locally produced natural graphite and the Corporation’s planned Phase-3 expansion to supply the Western market. The acquisition of the Uatnan Property was payable in 6,208,210 Common Shares, representing 9.25% of the pro forma issued and outstanding Common Shares and 6.74% of the issued and outstanding

Common Shares as at the date of this Annual Information Form. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project.

On January 31, 2024, the Corporation announced the closing of the previously announced acquisition of the entire Uatnan Property, targeted for the development of the Uatnan Mining Project.

Investor Relations

On January 18, 2023, the Corporation announced the engagement of Red Cloud Securities Inc. (“Red Cloud”) in compliance with the policies and guidelines of the TSXV and other applicable legislation, pursuant to an agreement engagement letter entered into between the Corporation and Red Cloud effective January 2, 2023. Red Cloud will trade shares of the Corporation on the TSXV for the purposes of maintaining a reasonable market and improving the liquidity of the Common Shares.

Grants and Subsidies

On February 10, 2023, the Corporation announced the closing of grants for an amount of $3.6 million for the deployment of the coating technology at Corporation’s Phase-1 operations and for R&D projects targeting the development of advanced manufacturing of graphite-based materials with a low environmental impact. Included in the amount above is the Québec government’s Technoclimat program grant for the Coating Demonstration Plant totalling $3 million, and which has an effective date for costs incurred starting January 2022. In addition, the Corporation announced two other grants from the Fonds de recherche du Québec - Nature et technologies totalling up to $600,000 for the material production of quality graphite with a low environmental impact for the LiB sector.

Issuances for Cash Consideration

On April 11, 2023, the Corporation announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO and Cormark Securities Inc., under which the Underwriters had agreed to buy, on a bought deal basis, 4,850,000 Common Shares, at a price of US$4.55 per Common Share, for aggregate gross proceeds of approximately US$22 million (the “2023 Offering”). On April 17, 2023, the Corporation announced the closing of the 2023 Offering.

Agreements with Caterpillar

On April 20, 2023, on the foundation of their 2021 collaboration agreement and of technical work achieved together over the past two years, the Corporation announced the signature with Caterpillar of definitive agreements to supply the Matawinie Mine Project with an integrated solution that covers Cat® zero-exhaust emission fleet of heavy mining equipment. Caterpillar and the Corporation have mapped the development and testing of equipment and infrastructure at the Matawinie Mine Project. Equipment in commercial production will be leveraged at first to support operations during the pre-production phase and early production years and are set to be progressively replaced with Cat® zero-exhaust emission machines as they become available, the whole with the objective of having realized a complete all-electric transition by year 5 of Matawinie Mine Project commercial operations. Caterpillar, together with Toromont Industries Ltd., an authorized Caterpillar dealer, will manage the maintenance and repair strategy for the equipment to maximize machine availability.

The Corporation also announced the signature of a non-binding memorandum of understanding to advance commercial discussions targeting the Corporation’s active anode material, whereas the Corporation, in a full circular value chain, would supply carbon-neutral graphite materials to Caterpillar for the development of its secure, resilient, and sustainable battery supply chain that would serve to electrify heavy vehicles, including the Corporation’s Matawinie Mine Project fleet, with an exceptionally low climate change impact, in line with global decarbonization efforts.

On October 6, 2023, the Corporation also announced the establishment, enabled by active technical work between Caterpillar and Corporation’s teams, of a calendar to deploy early learners and/or pilot models for the Phase 2 Matawinie Mine Project, to test equipment in actual terrain and weather, and to map the transition to future zero-exhaust-emission production models.

ESG

On May 11, 2023, the Corporation announced the releases of its 2022 ESG Report, which presents the management approach, key programs, advancements, case studies, and metrics covering the Corporation’s activities at its Phase-1 operations, in planning its Phase-2 Matawinie Mine Project and Bécancour Battery Material Plant Project, as well as for corporate development and contemplated Phase-3 Uatnan Mining Project. The 2022 ESG Report also enhances the Corporation’s performance on material topics such as climate action, biodiversity management, Indigenous relations, governance, and stakeholder engagement, among others.

On December 6, 2023, the Corporation announced it has been identified as “Industry Leading” in Benchmark Mineral Intelligence’s latest ESG assessment of critical minerals for battery materials focusing on natural graphite, based on the Sustainability Index developed to inform battery and EV manufacturers on the environmental, ethical, and sound management practices of producers in a push toward responsible and transparent production.

Hydro-Québec

On October 6, 2023, the Corporation announced having obtained confirmation from Hydro-Québec of a 77 MW electricity block for the Phase-2 Bécancour Battery Material Plant Project, as well as having received confirmation of a discounted industrial rate for hydroelectricity at both Phase-2 Matawinie Mine Project and Bécancour Battery Material Plant Project.

Appointment of Pomerleau

On October 25, 2023, the Corporation announced the appointment of Pomerleau as the Construction Manager for the pre-construction stage of its Phase-2 commercial facilities, the Matawinie Mine Project and the Bécancour Battery Material Plant Project. As part of its mandate, Pomerleau is tasked to work closely with the Corporation’s project team to prepare a detailed construction sequence and schedule, to develop the contracting strategy, to optimize worksite logistics, to expand the health and safety, environment, and quality programs, and to integrate planning and engineering into Building Information Modeling. As part of the Bécancour Battery Material Plant Project, Pomerleau’s mandate includes construction scheduling, workforce planning, jobsite logistics, revision of the procurement strategy, and the development of health and safety, environment, and quality programs. Pomerleau is also contributing to the budget revision, cost optimization, and project control activities for the Matawinie Mine Project and the Bécancour Battery Material Plant Project.

Convertible Notes

Between January 2, 2023 and January 2, 2024, the Corporation announced that, subject to approval from the TSXV and the NYSE, the accrued interests owed to IQ, Pallinghurst Bond and Mitsui for each quarter from the issuance of the Notes and the final quarter of 2023 under the Convertible Notes will be deemed paid in the following manner: an aggregate of 897,901 Common Shares will be issued to Mitsui, an aggregate of 448,951 Common Shares will be issued to Pallinghurst Bond and an aggregate of 448 951 Common Shares will be issued to IQ, upon the maturity, conversion or redemption of the Convertible Notes.

Private Placement and Offtakes

On February 15, 2024, the Corporation announced investments by Panasonic and GM (together, the “Tranche 1 Investment”) for an aggregate combined investment of US$50 million to advance its development toward commercial operations. The Corporation also announced a private placement of US$37.5M by Mitsui and Pallinghurst Bond to surrender and cancel their Convertible Notes, upon the vote of the Shareholders and regulatory approvals. In addition, the Corporation announced multiyear supply agreements (the “Offtakes”) to cover the supply of a committed combined annual volume of 36,000 tonnes of active anode material by the Corporation to Panasonic Energy and GM.

The offtake agreement with Panasonic (the “Panasonic Offtake”) covers the supply of a committed annual volume of 18,000 tonnes of active anode material by the Corporation to Panasonic Energy for an initial seven-year from the commencement of the Corporation’s Phase-2 production. The sales price will be based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure procurement for Panasonic Energy. The Panasonic Offtake is subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial operation and final product qualification. The Panasonic Offtake contains standard termination rights for an agreement of this nature.

In connection with the Panasonic Offtake, Panasonic has agreed to subscribe for 12,500,000 Common Shares and 12,500,000 Common Share purchase warrants (the “2024 Warrants”) for aggregate proceeds of US$25 million (the “Panasonic Tranche 1 Investment”). Such 2024 Warrants are generally exercisable in connection with a subsequent investment at FID in accordance with their terms. Each 2024 Warrant will entitle the holder thereof to acquire one Common Share (a “Warrant Share”) at a price per Warrant Share equal to US$2.38 per Common Share. The exercise of the 2024 Warrants is subject to certain ownership limitations. The net proceeds from the Panasonic Tranche 1 Investment will be used for the development of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

Upon closing of the Panasonic Tranche 1 Investment, the Corporation has also entered into an investor rights agreement (the “Panasonic Investor Rights Agreement”) and a registration rights agreement (the “Panasonic Registration Rights Agreement”) with Panasonic. Pursuant to the Panasonic Investor Rights Agreement, the Panasonic securities are subject to a “lock-up” for a period of 18 months from the date of their investment. It also provides Panasonic with certain rights relating to its investment in the Corporation, including certain board nomination and anti-dilution rights. In addition, Panasonic is subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding Common Shares for a period of three years.

The supply agreement with GM (the “GM Supply Agreement”) provides for the supply by the Corporation of 18,000 tpa of its expected Phase-2 active anode material output to GM upon reaching full production for an initial term of six years. The sales will be based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement for GM. The GM Supply Agreement is subject to conditions precedent which are standard for a project of this nature. The GM Supply Agreement contains standard termination rights for an agreement of this nature. The GM Supply Agreement was entered into upon the closing of the GM Tranche 1 Investment.

In connection with the GM Supply Agreement, GM and the Corporation entered into a subscription agreement (the “GM Subscription Agreement”) in which GM commits an aggregate US$150 million equity investment in the Corporation, subject to certain closing conditions. GM has agreed to make an initial US$25 million equity investment in the Corporation (the “GM Tranche 1 Investment”) to support the advancement of the Corporation’s Phase-2 operations in line with GM’s battery cell manufacturer’s specifications. GM also committed to subscribe for a further US$125 million of equity upon the successful completion of conditions precedent and a positive FID (the “Tranche 2 Investment”). In connection with the GM Tranche 1 Investment, GM has agreed to subscribe for 12,500,000 Common Shares and 12,500,000 2024 Warrants for aggregate proceeds of US$25 million. Such 2024 Warrants are generally exercisable in connection with the Tranche 2 Investment at FID in accordance with their terms. Each GM Warrant will entitle the holder thereof to acquire one Warrant Share at a price per Warrant Share equal to US$2.38 per Common Share. The exercise of the 2024 Warrants is subject to certain ownership limitations. The net proceeds from the GM Tranche 1 Investment will be used for the development of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

Upon closing of the GM Tranche 1 Investment, the Corporation also entered into an investor rights agreement (the “GM Investor Rights Agreement”) with GM which includes registration rights. Pursuant to the GM Investor Rights Agreement, the GM securities are subject to a “lock-up” for a period of 18 months from the date of the Tranche 1 Investment. It also provides GM with certain rights relating to its investment in the Corporation, including certain board nomination and anti-dilution rights.

In connection with the Tranche 1 Investment and Offtakes, the Corporation and Mitsui entered into a subscription agreement (the “Mitsui Subscription Agreement”) pursuant to which Mitsui will invest US$25 million, subject to regulatory approvals and the requirements of MI 61-101, and such proceeds to be used to surrender and cancel Mitsui’s Convertible Note. Mitsui has agreed to subscribe for 12,500,000 Common Shares and 12,500,000 2024 Warrants on substantially the same pricing and other terms as the Panasonic Investment. Upon closing of the investment, the Corporation and Mitsui will enter into an investor rights agreements (the “Mitsui Investor Rights Agreement”) and a registration rights agreement (the “Mitsui Registration Rights Agreement”). Pursuant to the Mitsui Investor Rights Agreement, Mitsui will be required to “lock-up” its securities for a period of 12 months from the date of its investment. The Mitsui Investor Rights Agreement also provides Mitsui with certain rights relating to its investment in the Corporation, namely certain board nomination and anti-dilution rights. Mitsui will be subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding Common Shares for a period of three years.

In connection with the Tranche 1 Investment and Offtakes, the Corporation and Pallinghurst Bond entered into a subscription agreement (the “Pallinghurst Subscription Agreement”) pursuant to which Pallinghurst Bond will invest US$12.5 million, subject to regulatory approvals and the requirements of MI 61-101, and such proceeds to be used to surrender and cancel Pallinghurst Bond’s Convertible Note. Pallinghurst Bond has agreed to subscribe for 6,250,000 Common Shares and 6,250,000 2024 Warrants on substantially the same pricing and other terms as the Panasonic Investment. Upon closing of the investment, the Corporation and Pallinghurst Bond will enter into a registration rights agreement (the “Pallinghurst Registration Rights Agreement”).

Upon the approval of the TSXV and the NYSE, the accrued interest owed to Pallinghurst Bond and Mitsui under the Convertible Notes for the period from January 1, 2024, until the date of their respective subscription agreements will be settled by issuing an aggregate of 232,191 Common Shares and delivering share certificates to both parties.

Mitsui and Pallinghurst Bond are “interested parties” in respect of the transactions described above, and their investment, as well as the surrender and cancellation of the Convertible Notes each constitutes a “related party transaction” (collectively, the “Related Party Transactions”) within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and the TSXV Policy 5.9 – Protection of Minority Security Holders in Special Transactions.

The Corporation will hold a virtual special meeting of the Shareholders on Wednesday, May 1, 2024 at 10:30 a.m. (Eastern Time) to approve the Related Party Transactions and approve the creation of new control persons.

The independent directors of the Corporation, determined in accordance with MI 61-101, are responsible for (i) evaluating the applicability of MI 61-101 to the Related Party Transactions; (ii) considering whether any exemptions from any formal valuation and/or minority approval requirements of MI 61-101 determined to be applicable would be available to Corporation in connection with the Related Party Transactions or whether to seek regulatory exemptive relief in respect thereof; and (iii) if required or advisable, determining and confirming whether a formal valuation pursuant to MI 61-101 is required in connection with the Related Party Transactions and, if required or advisable, determining the terms of such valuator’s engagement (including the fees to be paid to such valuator) and supervising the preparation of such valuation. The Related Party Transactions are conditional on compliance with the requirements of MI 61-101.

On February 28, 2024, the Corporation announced it had closed its previously announced private placement of 25,000,000 Common Shares and 25,000,000 2024 Warrants for aggregate gross proceeds of US$50 million in accordance with the GM Subscription Agreement and the Panasonic Subscription Agreement. The 2024 Warrants are subject to a hold period of 4 months and one day expiring on June 29, 2024. BMO acted as a financial advisor to the Corporation in connection with the Tranche 1 Investment and the Corporation has agreed to pay BMO an aggregate amount totaling US$1,250,000.

Board of Directors and Management Appointments

On February 27, 2023, the Corporation announced the appointment of Mr. Jean Cayouette, Eng. to the position of Vice President, Metallurgy and Process of the Corporation.

Other

During the fiscal year ended December 31, 2023, 180,000 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation, at a weighted average exercise price of $3.20, in respect of which the Corporation received $576,000 and issued 180,000 Common Shares. During the same period, the Corporation granted 2,088,548 stock options to members of the Board of Directors, employees and consultants of the Corporation to purchase the same number of Common Shares.

During the fiscal year ended December 31, 2023, no warrants were exercised by shareholders of the Corporation.

During the fiscal year ended December 31, 2023, no broker warrants were exercised by agents or intermediates.

Description of the Business

General

The Corporation

The Corporation is a Québec-based integrated company developing responsible mining and advanced manufacturing projects to supply the global economy with carbon-neutral anode material to power EV and energy storage systems. The Corporation is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, the Corporation is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

All the projects and assets of the Corporation are located in Québec, Canada. The Corporation has no income other than interest income on funds on deposit and other interest, as the case may be. The Corporation has no mine in commercial operation currently. As of the date of this Annual Information Form, the Corporation had 122 employees.

Commercial Strategy

The Corporation is focused on supplying the rapidly growing EV market as well as other specialty graphite applications. Graphite has unique chemical properties that, once processed into active anode material, makes a key input into LiB production. Graphite is sourced from two primary production routes, natural flake graphite, which is extracted and processed, and synthetic graphite, which is primarily produced through graphitizing needle coke, a by-product of the petroleum industry, at high temperatures. Metallic properties such as thermal and electrical conductivity, when combined with non-metallic properties such as high thermal resistance, inertness and lubricity, make graphite ideally suited to a variety of other commercial applications, including high-temperature lubricants, refractory products, and in the case of synthetic graphite, electrodes for steel making.

The integrated material flowsheet developed by the Corporation is designed to leverage the distribution of natural graphite concentrate flake sizes to be produced at the Phase-2 Matawinie Mine Project by catering to the most profitable market segments. Jumbo to coarse flakes will be destined to high-purity, high-margin specialty and traditional markets while fine to intermediate flakes will be transformed into active anode material at the Phase-2 Bécancour Battery Material Plant Project for active anode material for LiB applications. A portion of jumbo flakes will also undergo refinement at the Bécancour Battery Material Plant Project to produce purified jumbo flakes for niche applications such as bipolar plates in hydrogen fuel cells. By-products from this facility will also be sold to optimize the Bécancour basket price. As part of the 2022 Technical Report, Benchmark Mineral Intelligence, an IOSCO-regulated price reporting agency and market intelligence publisher for the LiB to EV supply chain, provided pricing estimates for the North American market. The Corporation is expected to have competitive advantages over international producers, namely its carbon-neutral footprint, multimodal logistical base, stable political jurisdiction, compliance with the U.S. Inflation Reduction Act’s battery material sourcing requirements. Beyond commercialization of Phase-2 production, the development of the Uatnan Mining Project supports the Corporation’s commercial discussions with EV manufacturers and LiB cell makers seeking to secure significant graphite volumes amidst growing market demand and a projected structural deficit of production before the end of the decade (Benchmark Mineral Intelligence, Q4-2023).

Natural Graphite Market

Demand for natural flake graphite is driven by both growth in anode demand for LiB and growth in traditional and specialty graphite markets. Demand for graphite has historically been driven by traditional and specialty industrial applications, including refractories, lubricants, foundry crucibles, pencils and other metallurgy applications. In recent years, demand growth has been driven by increased production of LiB for use in electronics, EVs and grid storage applications.

As EVs, renewable energy solutions, and electronics continue to gain market shares, global battery production expands to meet this demand. In 2023, EV sales crossed the adoption tipping point in 23 countries with a total of 13.6 million EVs sold globally – a 31% increase from 2022. Market analysts project further growth between 20% and 30% in 2024 (Rho Motion and Bloomberg, January 2024). The adoption of EVs in North America is currently being stimulated by the introduction of multiple new models by leading market participants and structuring partnerships to accelerate the deployment of charging networks. In 2023, a remarkable 689.2 GWh was added to the EV parc, up 200 GWh or 40 % compared to the previous year (Adamas Intelligence, March 2024). In addition, the EV market represents 79% of the total LiB demand (Benchmark Mineral Intelligence, Q2-2023). To meet cleantech applications demand, the LiB industry is now developing 9,388 GWh of global production capacity by 2030 through 415 gigafactories (Benchmark Mineral Intelligence, February 2024).

LiBs for EVs, energy storage, and portable electronics drive unprecedented market growth for graphite. Graphite-based anode constitutes the standard across all LiB chemistries. Benchmark Mineral Intelligence projects a 650% demand growth in anode between 2023 and 2040, with only 213% forecasted increase in supply (Q4-2023). The supply/demand gap is especially important in North America.

Manufacturers are facing a challenge as raw materials required to produce batteries and EVs are becoming constrained. Feeling this supply chain pressure, battery and EV manufacturers are turning their attention upstream to mining and processing in order to secure supplies and reduce their risks. The Corporation’s strategic partnerships with GM and Panasonic Energy exemplify this new dynamic (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”). Since December 1, 2023, the Chinese Ministry of Commerce and General Administration of Customs imposes restrictions on graphite exports, exacerbating pressure on the battery supply chain. China currently controls approximately 77% of the graphite extraction global production (US Geological Survey, January 2024) and 95% of spherical graphite refining for LiBs (Benchmark Mineral Intelligence, February 2024). These new measures require Chinese exporters to obtain authorizations to sell certain types of graphite to foreign customers. The export restrictions are aimed at preserving China's security and national interests. This new requirement may offer opportunities for producers outside of China and support graphite prices, which have experienced a downward trend due to ample supply and slower-than-expected demand, as well as competition from low-cost synthetic anode material. Analysts forecast an acceleration of graphite onshoring (UBS, October 2023) and North America is projected to overtake Asia as the region with the largest ex-China anode capacity (Benchmark Mineral Intelligence, February 2024). The situation has reinforced the need for local and resilient supply chains for western battery producers. The Corporation is set to become the largest fully integrated producer of natural graphite in North America, benefiting in this respect.

The market is shifting towards localization. Canada is among the emerging leaders of this new economy, ranking first, ahead of China, according to BloombergNEF’s annual global LiB supply chain report (February 2024), due to its mineral resources, ESG factors, key infrastructure, innovation, and industry including Québec’s battery valley in Bécancour. The Corporation’s site for its Phase-2 Bécancour Battery Material Plant Project is located at the center of this fast-developing zone, supported by the Québec Government’s battery hub strategy.

Swedish tier-1 cell producer, Northvolt, announced in September 2023 plans to establish a 60-GWh cell production facility in Québec, Canada, scheduled to commence operations in 2026. This $7-billion venture marks the largest-ever investment in the Canadian province and contributes to the growing presence of EV battery manufacturing in the country. Québec is rapidly emerging as a prominent hub for the battery supply chain in North America, predominantly due to its low-carbon hydropower electricity and abundant raw materials. The prices of essential battery materials such as lithium, cobalt, nickel, and graphite experienced sustained downward pressure in 2023. With cathode and anode manufacturers reducing existing inventories or exercising caution with new orders, critical battery material prices dropped between 20% and 40% – 29% in the case of graphite – reported Benchmark Mineral Intelligence. The decline can be partly attributed to a slowdown in Chinese demand, peak seasonal production at Chinese graphite mines, new production capacity as well as significant fall in synthetic graphite prices, and the U.S. and Europe's efforts to establish their own critical minerals supply chains.

On the back of sustained graphite demand growth and multiplying offtake announcements for ex-China sourcing, analysts foresee a correction in pricing (Fastmarkets, February 2024). Technological trends and new GHG policies have pushed the graphite market, mainly with regard to LiBs and fuel-cell technologies, into an accelerated growth curve. Western governments are deploying programs, policies, and business incentives to support the development of local capacity and reduce overreliance on Chinese supply. The

European Union, the U.S., the U.K., and Canada have identified graphite as a strategic mineral for economic growth and national security. Canada has now outlined partnerships with both the European Union and the U.S. to secure supply chains and encourage market diversification from China’s raw materials. In 2022, both the U.S. and Canadian governments have announced investments in the development of North American critical minerals production to ensure the domestic supply required to build a local battery economy. Canada’s 2023 Budget included tax incentives to bolster investments in clean technology, clean manufacturing, and infrastructure linked to strategic minerals and clean energy. The U.S. Government adopted the Inflation Reduction Act of 2022 that namely promotes EV adoption through consumer incentives, North American sourcing and production for the lithium-ion battery supply chain, and development of charging infrastructure. The Act has brought even more interest towards the Corporation as it is projected to be the first fully integrated source of natural graphite, from mine to anode material, in North America with significant volume. In late 2023, the U.S. Government issued its guidance on foreign entities of concern for EV tax credits under the Inflation Reduction Act. Battery material companies’ location, ownership, as well as technology licenses tied to China, North Korea, Iran, and Russia are specifically excluded from the incentives. Such measure reaffirms the importance of establishing a local, resilient, and ESG-compliant supply chain of graphite to support battery and EV production.

Concurrently, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. From the Global Battery Alliance’s effort to develop a Battery Passport to the European Commission’s proposed updated Battery Directive that would require labeling of batteries to disclose their carbon footprint, the market is shifting to encourage and eventually potentially require low-carbon products. The European Union, which already set GHG emissions limits for EVs and industrial batteries, adopted a deadline on combustion engine production by 2035 as it steps up the fight against climate change through faster adoption of EVs.

The Corporation is positioning itself to respond to these market trends. The Corporation is strategically located to cater to the North American and European markets with its large graphite deposit, proprietary ecotechnologies, demonstrated production capacity, carbon-neutral profile as well as preferential jurisdiction advantages including clean hydropower, flexible logistical base, and stable fiscal and political environment.

Energy Materials

Graphite is fundamental to lithium-ion batteries and fuel cell technologies alike, thus enabling a decarbonized future. In lithium-ion batteries, the dominant technology for EVs and portable electronics, graphite makes up +95% of the anode, the negative electrode, across all chemistries. For every tonne of lithium, 1.5 tonne of graphite is required.

In hydrogen fuel cells, graphite is leveraged in bipolar plates due to its excellent conductivity.

Specialized Skills and Knowledge

All aspects of the Corporation’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and regulatory, finance and accounting. The Corporation relies upon its management, employees and various consultants for such expertise.

Economic Dependence

In February 2024, the Corporation entered into multiyear offtake agreements for its active anode material, covering approximately 85% of the Corporation’s planned Phase-2 integrated production, from ore to battery materials, with Anchor Customers (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”).

On February 13, 2019, the Company entered into the Joint Marketing and Offtake Agreement with Traxys (“Traxys”) for flake graphite concentrate to be produced at the Phase-2 Matawinie Mine Project. Traxys markets flake graphite concentrate from the Corporation’s operating graphite demonstration plants for customer product prequalification purposes. For each of the first five years of the Corporation’s Phase-2 commercial production, up to 25,000 tonnes of flake graphite product may be sold through Traxys by the Corporation. Traxys has the exclusive right to market, distribute and resell the flake graphite products to its customer base.

The Corporation does not have any restrictions of requirements for the sale of products at the Uatnan Mining Project.

Social and environmental Policies

From mining to advanced manufacturing, the Corporation strives to drive greater sustainability along its value chain. The Corporation embedded leading ESG principles in its business model alongside carbon-neutral operations and traceability of its value chain. Sustainability guided the development of the

Matawinie Mine Project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment.  This philosophy was carried over in the engineering of the Bécancour Battery Material Plant Project and the development of the Uatnan Mining Project.

On a foundation of accountability with a view to contributing to global environmental and sustainability goals, the Corporation publishes an annual ESG Report to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. Its 2022 ESG Report was issued on May 10, 2023 (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – ESG”). The Corporation is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance; the 2023 ESG Report should be issued in Q2-2024. The Corporation has already embedded the Global Reporting Initiative (GRI), the Value Reporting Foundation (SASB Standards), and the Task Force on Climate-related Financial Disclosures (TCFD) frameworks into its disclosure mechanisms. These are reflected, in part or in total, in the International Sustainability Standards Board’s (ISSB) new standards IFRS S1 and IFRS S2 to be integrated into financial reporting during the 2024 exercise. The Corporation’s established ESG disclosure practices should facilitate this transition and help provide shareholders, investors, and stakeholders with a transparent and complete portrait of the Corporation’s risks, opportunities, and perspectives.

In an independent assessment of the Corporation’s sustainability performance, Moody’s ESG Solutions has provided a Sustainability Rating of A2 (‘Robust’), the second-highest grade on its rating scale, to the Corporation. The rating can be consulted on the Corporation’s website (see “Three-Year History – Fiscal Year Ended December 31, 2022 – ESG”).

The Corporation topped Benchmark Mineral Intelligence’s Sustainability Index as the only natural graphite producer in the “Industry Leading” category ahead of all Western, African, and Chinese producers. Steered by Benchmark Mineral Intelligence’s team of expert ESG analysts and Life cycle assessment practitioners, the ESG assessment of the natural graphite industry examines the sustainability credentials of over 60 flake graphite companies. The Sustainability Index is a composite index measuring the ESG transparency of natural graphite industry players and their commitments to best practices. Companies are assessed against 79 ESG indicators across 26 ESG topics of concern, and classified into four tiers.

Social

Health and Safety

The safety of the Corporation’s employees, contractors, families, communities, and the environment is paramount. The Corporation seeks to prevent, minimize, and manage occupational health and safety risks at every level of its operations. As such, the Corporation has implemented dedicated measures at each site and facility, which are regularly reviewed and adapted to reflect the changing nature of operations and seasons. Measures include onsite workshops and training for operators, as well as third-party risk assessment with public health authorities.

The Corporation also tracks the contractor’s health and safety performance onsite. The Corporation initiated a culture shaping initiative in 2023 that is set to extend and expand as the Corporation prepares and launch construction of its Phase-2 sites, and later starts operational readiness planning. The initiative is underpinned by a strategic plan to strengthen practices and programs, with a special focus on leadership, communication, risk management, and incident analysis.

Employment, Diversity & Inclusion

As the Corporation advances its projects, recruitment of key personnel continues both at the operational and corporate levels. The Corporation regards diversity as an important driver of strategy, creative thinking, and business performance. The Corporation promotes local and Indigenous recruitment opportunities to maximize benefits within its communities and strive to ensure representation of its milieu.

The Corporation recognizes that attraction, hiring, and retention of human capital pose challenges in today’s tight labor market. Hence, the Corporation is actively working to position itself as an employer of choice and a purpose-driven Corporation in its communities, industries, and academic circles.

Training

To facilitate employment and bolster communities’ socioeconomic fabric, the Corporation has launched initiatives to train and hire local workers in collaboration with industrial, institutional, and business partners.

»	Condensed College Diploma in Industrial Processes for Clean Technologies: The Corporation worked with school and industry partners in the Bécancour region to set up this innovative paid work-study program and start training workers for its Phases 1 and 2 Bécancour Battery Material Plants. The first cohort was launched in January 2024.
»	Diploma of Vocational Studies in Production Equipment Operation: Seven cohorts of this on-the-job training program leading graduates to a position as an operator at the Matawinie Phase-1 demonstration plants have now been launched, with a new cohort targeted to start at the end of March 2023.
»	Mining and Logging Essentials: This sociovocational integration program destined to members of the Atikamekw communities aims to reinforce the employability of Indigenous workers. Following a COVID-19-imposed pause, the program was launched in Q2-2022 and completed in early Q3-2022 with eight graduating students. One graduating student, supported by the Corporation, has enrolled in the seventh cohort of the Diploma of Vocational Studies in Production Equipment Operation to pursue his education and obtain a position within the Corporation.

The Corporation holds two-day, all-staff Employee Summits once or twice a year to dispense training on key themes (e.g. environment, quality, sustainability, health and safety, etc.), provide alignment between leadership and operational themes, carry workshops to improve practices, and offer continuous learning and self-development opportunities.

»	The Corporation held a summit at the end of Q3-2023 around the theme of caring, health and safety. Employees rallied around a shared commitment to take care of colleagues, partners, customers, suppliers, and the planet in achieving the mission of powering a sustainable future.
»	The previous summit focused on continuous improvement. Participants were trained on the Lean Six Sigma management approach and engaged in a series of theory, practical, and applied workshops.

Communities

The Corporation strives to develop business activities that are supported by its communities and contribute to the overall development and advancement of the areas where the Corporation operates.

In keeping with its environmental and ethical development goals, the Corporation has launched many initiatives since the Matawinie Graphite Property was discovered in 2015 to align the project with the realities, concerns and values of the local community. Information events, consultations as part of the Environmental and Social Impact Assessment (“ESIA”), a community office with a dedicated Community Relations Manager, a Monitoring Committee, public communication platforms and a social responsibility program ensure local communities are consulted early and often throughout the development process. The collaboration and benefit-sharing agreement between the Corporation and the municipality of Saint-Michel-des-Saints (the “Municipality”) for the Matawinie Mine Project (the “Saint-Michel-des-Saints Collaboration Agreement”) was signed in 2020 to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms. Pursuant to the Saint-Michel-des-Saints Collaboration Agreement, the Corporation will pay to the Municipality the following amounts:

»	the greater of (i) 0.4% of the estimated net cash flow after taxes for the duration of the operation of the Matawinie Mine representing $400,000 annually or (ii) 2% of the net cash flow after taxes resulting from the operation of the Matawinie Mine during a calendar year;
»	between the date of the Saint-Michel-des-Saints Collaboration Agreement and the first calendar year of commercial production, an aggregate annual amount of $400,000. This lump sum is an advance payment and will be deducted from the variable participation payments set out above in (ii) payable during commercial production; and
»	as of the second calendar year of commercial production and for each subsequent calendar year of operation of the Matawinie Mine, 1% of the net cash flow after taxes resulting from the operation of the Matawinie Mine during the preceding calendar year shall be injected into a fund to be established by the Corporation to help stimulate development projects for the communities of the Upper Matawinie region.

Through a liaison committee, which is complementary to the monitoring committee that will be established as per the Mining Act (Québec), the Municipality will also have the chance to actively participate in shaping, implementing and monitoring the Matawinie Mine Project. The community fund will be administered by a trust organization and will promote things such as economic sustainability and community vitality beyond the mine’s operating period.

The Corporation’s engagement approach also extends to its Bécancour Battery Material Plant Project, as the Corporation initiated outreach activities in early 2022 and intends to continue as it makes progress in terms of project development.

»	The Corporation took part in major economical development events to connect with entrepreneurs and suppliers in the region, to promote business opportunities and determine regional capabilities.
»	The Québec Government, the corporation responsible for the industrial park of Bécancour, and the Bécancour municipality are leading simultaneous engagement and coordination efforts with local citizens, suppliers and community groups to facilitate the deployment of the “Battery Hub”, including the Bécancour Battery Material Plant Project.

Similarly, with regard to the Uatnan Mining Project, the Corporation’s management team carried out a series of on-site meetings with stakeholders in the Baie-Comeau/Manicouagan region. Building on the first visit to the region, the Company representatives reinforced the dialogue with local organizations, groups, citizens, authorities, and elected officials and presented the Uatnan Mining Project.

Indigenous Relations

Respect for the rights, culture, aspirations, and interests of Indigenous People guides the development of the Corporation’s sustainable business practices. The Corporation has consulted and continues to engage with the Atikamekw First Nation in the Manawan community (85 km North of the Saint-Michel-des-Saints) and with the Band Council in the development of the Matawinie Mine Project.

The Corporation signed a framework agreement (2018) a pre-development agreement (the “PDA”) (2019) with the Atikamekw First Nation to provide a guideline for negotiating an impact and benefit agreement (the “IBA”) for the Matawinie Mine Project. The Corporation is actively engaged in discussions with the First Nation to advance the IBA with a view to maximize opportunities. Considering recent progress, management believes such an agreement could be signed before FID. In parallel, initiatives support training, employment, and business opportunities in line with the spirit of the contemplated IBA.

The Corporation’s open and proactive engagement approach also extends to its Bécancour Battery Material Plant Project. The Corporation initiated outreach activities in early 2022 and intends to continue as it makes progress in terms of project development. The Corporation is engaged in an open dialogue with the Abenakis First Nation (Wôlinak community is 5 km South of Bécancour) as part of the development of the Bécancour Battery Material Plant Project. The Corporation is engaged in an open dialogue with the Abenakis First Nation (Wôlinak community is 5 km South of Bécancour) as part of the development of the Bécancour Battery Material Plant Project.

»	Territory guardians are being consulted to plan tree clearing activities on Corporation’s 200,000 m2 parcel of land.
»	An archeological potential study was carried out by the Grand Conseil de la Nation Waban-Aki in 2022 for Corporation’s 200,000 m2 parcel of land, and no presence of archeological artifacts was confirmed.
»	Continued dialogue and collaboration with the Ndakina Office which is responsible for consultation and environmental protection are helping define interests, concerns, and opportunities for cooperation.

As part of the Uatnan Mining Project, the Corporation has had contacts with the Innu First Nation of Pessamit (315 km South of the Uatnan Property) to understand their perspective, concerns, and priorities towards this project. The Corporation is committed to maintaining active engagement with the milieu as it advances the development of the Uatnan Mining Project.

A Manager responsible of Indigenous Relations liaises with Indigenous communities, leaders, and organizations. She develops engagement strategies to facilitate the participation of the Indigenous workforce, businesses, and communities in Corporation’s activities, coordinates flagship partnerships that support Indigenous community priorities, and assists diversity, equity, and inclusion efforts within the Corporation.

The Corporation is committed to continuing its tradition of listening and responding to community and First Nations’ concerns and needs, creating well-paying jobs for the local communities to maximize local employment, be a leader in environmental stewardship, and invest in the region and province through tax generation and the purchase of goods and services.

Environment

The Corporation is developing its projects to extract and transform natural graphite while limiting its environmental footprint, preserving ecosystems, maintaining its carbon-neutral status, and maximizing its products’ contribution to global decarbonization efforts. Dedicated to stringent sustainable development standards, the Corporation is committed to adopting a fully electric operating model – both at the mining and advanced manufacturing facilities – leveraging Québec’s renewable hydropower.

Responsible Mining

The Corporation has integrated innovative environmental initiatives to limit the Matawinie Mine Project’s potential impact on the natural and human milieu. On April 15, 2019, the Corporation officially filed its ESIA for the Matawinie Mine Project with the Government of Québec. Following its analysis by 25 provincial agencies and ministries, the Québec Ministère de l’Environnement et de la Lutte contre les changements climatiques gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the Commission’s report, which was tabled in June 2020.

»	The Commission recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancement.
»	Following a rigorous environmental review complementary to the BAPE’s analysis, the Québec Government issued a ministerial decree on February 10, 2021, authorizing the Matawinie Mine Project.

To protect the environment and the well-being of the community, the Corporation has developed an environmental surveillance and monitoring program to oversee the construction, operation, and closure activities of the Matawinie Mine Project.

»	In 2023, the Corporation maintained its track record with no major environmental incidents as per the Global Reporting Initiative’s definition. Through its work protocols, continuous monitoring, and environmental program, it responsibly conducted its operations and worked to diligently address and mitigate any minor incident at its sites.
»	An artificial intelligence system is being implemented to monitor the sound climate and ensure compliance with regulations in preparation for the commercial mining activities.

Mine tailings represent a significant environmental responsibility. The Corporation has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. Field-scale cells were built in 2020 to demonstrate in real conditions the performance of this innovative environmental method and calibrate the parameters with respect to the performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination. The field test cells are instrumented to study their geochemical behavior under real conditions with sensors monitoring oxygen, water, and temperature. The Corporation’s Environment team monitors the evolution of these parameters, thus supporting the optimization of tailings deposition plans of the future commercial mine. Positive results from the cells validate the co-disposal technology developed by the Corporation.

Progressive site reclamation planning, and site tests are underway as part of the Corporation’s proactive environmental management and commitment to no net loss.

Carbon Neutrality

The Corporation’s commitment to the environment extends to the full lifecycle of its materials and products. Taking responsibility for its environmental footprint, the Corporation has taken concrete steps to avoid, reduce, and fully offset its emissions, confirming its carbon-neutral status and mapping its transition to Net-Zero by 2030. On February 24, 2022, the Corporation released its Climate Action Plan detailing efforts for the Corporation’s embedded emissions around transparent reporting, reduction of its climate impact, transition to Net-Zero, research and development for low-carbon materials and activities, as well as industry leadership. The Corporation’s targets are based on, but not limited to, all Scope 1, Scope 2, and some Scope 3 emissions, including business travel, direct emissions associated with the facilities construction, deforestation related to the Corporation’s direct operations, and the transportation of goods between sites.

»	For 2023, the Corporation reports GHG emissions of 644 tonnes of CO2 equivalent for carrying out its operations at its Phase-1 demonstration plants and corporate offices. The Corporation has purchased 660 verified carbon credits to offset this balance.
»	Detailed performance will be reviewed in Corporation’s 2023 ESG Report set to be issued in Q2-2024.
»	Historical data is available via Corporation’s website and past ESG Reports.

The Corporation voluntarily reports under the Climate Disclosure Project (“CDP”) to demonstrate its management of climate risks and opportunities, environmental performance, and GHG reduction efforts, as well as climate action. CDP provides a transparent and recognized disclosure system that enables investors and stakeholders to access and compare organizations’ environmental stewardship.

The Corporation’s confirmed capacity to tap into Québec’s electricity network provides a solid foundation for deploying new equipment and proprietary technologies with a view to produce advanced materials with a very low climate change impact, in line with global decarbonization efforts.

»	Québec’s energy grid is among the greenest in the world. Hydro-Québec generates over 99% of its electricity from renewable energy sources, mainly through hydroelectric generating stations, for an emission factor of 1.3 kg CO2 eq/MWh (Hydro-Québec, 2022).
»	The Corporation has received confirmation of its discounted industrial rate for hydroelectricity at both Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

Please refer to the Corporation’s management and discussion and analysis for the twelve-month period ended December 31, 2023, which has been filed under the Corporation’s profile on SEDAR+ at  and on EDGAR at www.sec.gov under the heading “Responsibilities” for additional details on the Corporation’s ESG strategy and performance.

Risk Factors

The Corporation operates in an industry that contains various risks and uncertainties. The risks and uncertainties listed below are not the only ones to which the Corporation is subject. Additional risks and uncertainties not presently known by the Corporation, or which the Corporation deems to be currently insignificant, may impede the Corporation’s performance. The materialization of one of the following risks could harm the Corporation’s activities and have significant negative impacts on its financial situation and its operating results. In that case, the Corporation’s stock price could be affected.

Risk of New Mining Operations

The Matawinie Mine Project and the Uatnan Property do not have an operating history. Whether income will result from any of the Corporation’s activities, including, without limitation, the Matawinie Mine Project and the Uatnan Mining Project, will depend on the successful establishment of new mining operations and expansion of current operations, including the construction and operation of the Matawinie Mine Project, the Uatnan Mining Project and the Bécancour Battery Material Plant Project and related infrastructure. As a result, the Corporation is subject to all of the risks associated with establishing or expanding new mining operations and business enterprises, including the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure; access to the public road from the Corporation’s properties, which public road may also be blocked, the availability and cost of skilled labor and mining equipment; the need to obtain necessary environmental and other governmental approval and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

Various factors, including the successful construction, commissioning and ramp-up of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project, costs, actual mineralization, consistency and reliability of graphite grades, commodity prices, future cash flow and profitability can affect successful project development, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the cost and availability of suitable machinery, supplies, mining equipment and skilled labor, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can also affect successful project development. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start-up and commissioning activities. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Corporation’s profitability. Accordingly, there is no assurance that the Matawinie Mine Project and the Uatnan Mining Project will ever be brought into a state of commercial production or that the Corporation’s activities will result in profitable mining operations.

Increase in Production Costs

Changes in the Corporation’s production costs could have a major impact on its financial condition and results of operations. Changes in costs of the Corporation’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs and scarcity of labor, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Corporation’s control. The Corporation prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Corporation’s future results of operations or financial condition.

Infrastructure, Supplies and Inflation

Prices for goods and services will fluctuate in relation to the level of investment in the mining and industrial sectors; it is reasonable to expect that increased demand could impact the Corporation’s future economic projections and competitiveness, as it may entail a meaningful increase in costs for various goods and services. Improvements in the economic conditions for the mining and battery material industry as a whole will typically result in increases to both the costs of planned exploration and development activities, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for, and costs of, goods or services could result in delays if they cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties and delays due to the need to coordinate their availability, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material adverse impact on the Corporation’s operations and profitability.

Economic Assessment Disclosure

The results of the 2022 Technical Report and of the Uatnan Mining Project Report were based on certain assumptions that were given as of the date of the 2022 Technical Report and the Uatnan Mining Project Report, respectively. The economic assessments reveal that the Matawinie Mine Project’s and the Bécancour Battery Material Plant Project’s viability will not be significantly vulnerable to variations in capital and operating costs, within the margins of error associated with a feasibility level of estimate. However, the Matawinie Mine Project’s and the Bécancour Battery Material Plant Project’s viability remain more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices. Furthermore, there is no assurance that the assumptions used in the 2022 Technical Report and the Uatnan Mining Project Report will prove to be accurate and adverse changes may occur which may affect actual results. Moreover, the level of confidence in the assumptions and estimates regarding the CAPEX (as defined herein) and OPEX (as defined herein) of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project, depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in product prices and/or production costs, inflation, labour shortage, changes in project parameters, disruption in supply chains, and changes in global economic conditions which can result in cost overruns. There is no assurance that the implementation of each of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project will be realized or that the current estimates of CAPEX and/or OPEX will prove accurate.

Uncertainty of Processing Technology on a Commercial Basis

The Corporation’s process of preparing active anode material has not been used on a commercial basis by the Corporation and there is no certainty that results achieved during small-scale testing, including those performed at the Concentrator Demonstration Plant, the Shaping Demonstration Plant, the Purification Demonstration Plant and the Coating Demonstration Plant can be replicated in commercial quantities, which would have a material adverse impact on the finance of the Corporation’s project. The Corporation will be required to provide graphite that meets certain specifications and there is no certainty that the Corporation’s current process of preparing active anode material will provide graphite that meets these specifications, which would have a material adverse impact on the costs and timeline of the Corporation’s project.  The inability of the Corporation to fully commission and scale-up its operations to produce active anode material that meet those specifications may have a material adverse effect on the Corporation. Furthermore, the equipment chosen for the commercial plant may differ from those being tested at the demonstration plants, which could have a material adverse impact on the costs and timeline of the Corporation’s project.

The development of the Corporation’s process of preparing active anode material may be complicated by third-party intellectual property rights (otherwise known as freedom to operate issues), because of the types of patents allowed by national patent offices. The Corporation may be forced to adapt its technology in order to ensure it does not conflict with any such third-party intellectual property rights. Further, the Corporation’s ability to successfully challenge third-party patent rights is dependent on the laws of national courts and there can be no assurance that the Corporation would successfully challenge third-party patent rights. In addition, the Corporation may face increasing competition from similar technology in the future. Similar technology can be a threat to the Corporation and it could prevent the Corporation from achieving commercial operations on a basis that is economically viable.

Uncertainty of Mineral Resources and Mineral Reserves

The estimates of mineral resources and mineral reserves for the Matawinie Mine Project and the Uatnan Mining Project, as the case may be, are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that any categories of mineral resources or reserves will be upgraded to higher categories. The estimation of mineralization is a subjective process and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computation and the assumptions and judgments made in interpreting engineering and geological information. Mineral reserves at the Matawinie Graphite Property have been determined to be economic ore in the context of a feasibility study in accordance with CIM Definition Standards. However, factors such as market price fluctuations, increased production costs, reduced recovery rates, and changes to other assumptions applied to the estimates, may render the mineral reserves uneconomic.

It should be understood that the mineral resources and mineral reserves are estimates of the size and grade of the deposits based on a number of drillings and samplings and on assumptions and parameters available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in product prices and/or production costs, differences in size and grade and recovery rates from those expected, and changes in project parameters. There is no assurance that the Matawinie Mine Project and/or Uatnan Mining Project implementation will be realized or that the current estimates of volume and grade of minerals mined/processed or of cash flows derived from production will be achieved.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, market or other relevant issues. The quantity and grade of reported Inferred Resources are uncertain in nature and there has not been sufficient work to define these Inferred Resources as Indicated or Measured Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Mineral Reserves.

The Uatnan Mining Project Report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. There is no certainty that the resource development, production, and economic forecasts on which the Uatnan Mining Project Report is based will be realized.

Substantial expenditures and time are required to establish mineral reserves through drilling and to develop the mining and processing facilities and infrastructure at mine site. There is no certainty that future expenditures made in the exploration of the Corporation’s other mineral properties or additional areas at the Matawinie Graphite Property and/or the Uatnan Property will result in the identification of commercially recoverable quantities of mineral or that mineral reserves will ever be mined or processed profitably. While the 2022 Technical Report demonstrates the economic feasibility of the Matawinie Mine Project and the Uatnan Mining Project Report demonstrates attractive economics of the Uatnan Property, the inability to achieve commercial operations with the Matawinie Mine Project and/or the Uatnan Mining Project on a basis that is economically viable may have a material adverse effect on the Corporation.

Construction and Commissioning of Processing and Demonstration Facilities

The design and construction of efficient processing and demonstration facilities, the cost and availability of suitable machinery, supplies, equipment and skilled labor, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced employees can affect successful project development.

The Corporation intends to construct the Bécancour Battery Material Plant Project, which will be equipped to produce graphite-based materials through onsite shaping, purification, and coating transformation units. In addition, the Corporation processes the shaping, purification and coating of graphite at the Shaping Demonstration Plant, Purification Demonstration Plant and Coating Demonstration Plant which rely on new infrastructure.

It is common in new processing facilities to experience unexpected problems and delays during construction, development, start-up and commissioning activities. The costs, timing and complexities of developing the Bécancour Battery Material Plant Project, may be significantly higher than anticipated which can add to the cost of development, production and operation and/or impair production and activities, thereby affecting the Corporation’s profitability.

Need for Funding and Time of Development

There is a risk that the development of the Bécancour Battery Material Plant Project and the Matawinie Mine Project into commercial production will not be completed on time or on budget, or at all. The Corporation’s mining projects are still subject to the receipt of various permits. The development and construction schedule of the Bécancour Battery Material Plant Project and the Matawinie Mine Project is based on management’s expectations, and may be delayed by a number of factors, some of which are beyond the Corporation’s control. It is common in new mining and industrial operations to experience unexpected costs, problems and delays during permitting, construction, development and mine start-up. Most, if not all, projects of this kind suffer delays in start-up and commissioning due to late delivery of components, the inadequate availability of skilled labor and mining equipment, adverse weather or equipment failures, the rate at which expenditures are incurred, delays in construction schedules, or delays in obtaining the required permits or consents, or to obtain the required financing. In addition, delays in the early stages of mineral production often occur. During this time, the economic feasibility of production may change.

Capital costs are estimates based on the interpretation of geological data, pre-feasibility and feasibility studies and other conditions, and there can be no assurance that they will prove to be accurate. The costs, timing and complexities of developing the Bécancour Battery Material Plant Project, the Matawinie Mine Project and the Uatnan Mining Project may be significantly higher than anticipated, including because the availability of infrastructure such as surface access, skilled labor, and energy at an economic cost, cannot be assured. In addition, cost estimates may increase significantly as more detailed engineering work and studies are completed.

The Corporation requires financing through equity and/or debt securities to complete the development, construction and commissioning, as the case may be, of the Bécancour Battery Material Plant Project, the Matawinie Mine Project and the Uatnan Mining Project and to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements. The success and the pricing of any such capital raising and/or debt financing is dependent upon the prevailing market conditions at that time and upon the Corporation’s ability to attract significant amounts of debt and/or equity. There is no assurance that such financing will be obtained on terms satisfactory to the Corporation and, if raised by offering equity securities, any financing may involve a dilution to its existing shareholders. Failure to obtain any financing necessary for the Corporation’s capital expenditure could result in the delay or indefinite postponement of further construction and development, as the case may be, of the Bécancour Battery Material Plant Project, the Matawinie Mine Project and the Uatnan Mining Project, which in turn would materially and adversely affect the financial and operating results of the Corporation and the market price of the Corporation’s securities and, ultimately, could result in the loss of its properties.

The impacts of global economic crises, infectious diseases and global pandemics, such as COVID‐19 or the ongoing war between Russia and Ukraine, and government responses thereto may have a material impact on financial results and could constrain the Corporation’s ability to obtain equity or debt financing in the future, which may have a material adverse effect on its business, financial condition and results of operations. The availability of such cash may be adversely impacted by uncertainty in the financial markets, as a result of global economic and/or public health crises. Failure to obtain financing on a timely basis may cause the Corporation to postpone the development and construction, as the case may be, of the Bécancour Battery Material Plant Project, Matawinie Mine Project and the Uatnan Mining Project.

Construction and Start-Up of New Mines and Industrial Plants

The development and construction of the Matawinie Mine Project and Uatnan Mining Project require the construction of significant new industrial facilities including the Bécancour Battery Material Plant Project. The success of construction projects and the start-up of new mines and industrial plants by the Corporation is subject to a number of risks and challenges including the availability and performance of engineering and construction contractors, suppliers and consultants; unforeseen geological formations; the implementation of new mining and industrial processes; the receipt of required governmental approvals and permits in connection with the construction of mining and industrial facilities and the conduct of operations, including environmental and operating permits; price escalation on all components of construction and start-up; engineering and mine design adjustments; the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of ore or concentrate production; and the successful completion and operation of haulage ramp and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Corporation is dependent in connection with its construction and development activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the mine and the industrial facilities could delay or prevent the construction and start-up as planned and may result in additional costs being incurred by the Corporation beyond those budgeted. There can be no assurance that current or future construction and start-up plans implemented by the Corporation will be successful.

The Corporation’s Dependence Upon the Matawinie Mine Project and the Bécancour Battery Material Plant Project

The Corporation currently expects future mining operations at the Matawinie Graphite Property to account for all of the Corporation’s graphite production for the foreseeable future. In addition, the Corporation currently expects its future operations to be performed at the Bécancour Battery Material Plant Project to account for all of its processing activities to produce value-added product (“VAP”) and anode material for LiBs. Consequently, the Corporation expects to generate all its revenues for the foreseeable future from its production activities at the Matawinie Mine Project, including through the sale of natural graphite to third parties, and from its processing activities at the Bécancour Battery Material Plant Project, including through the sale of VAP and anode material for LiBs to third parties, respectively.

Any adverse condition affecting any of the Matawinie Mine Project or the Bécancour Battery Material Plant Project, or any adverse conditions affecting the revenues from any graphite products sale or the costs for producing graphite products at the Matawinie Mine Project or processing graphite products at the Bécancour Battery Material Plant Project, could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations and could require the Corporation to raise additional financing, which may not be obtainable under such circumstances. Given the pre-feasibility stage of the Uatnan Mining Project, it is possible that the contemplated feasibility study for such project might not have favorable conclusions. The Corporation’s dependence upon the Matawinie Mine Project and the Bécancour Battery Material Plant Project might be accrued in such circumstances.

Life of Mine Plan

Significant changes in the life of mine plan can occur as a result of experience obtained in the course of carrying out the Corporation’s mining activities, changes in mining methods and rates, process changes, investments in new equipment and technology, graphite price assumptions and other factors. There can be no assurance that the estimates in the Corporation’s plan will be consistent with future economic factors or actual results and performance or that the Corporation will not amend its existing life of mine plan for its Matawinie Graphite Property or the Uatnan Property in the future. A decline in net cash flow may also require the Corporation to record an impairment charge against the carrying value of its net assets.

Mineral Exploration and Development Activities Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground or water conditions, geological formation pressures, fires, rock bursts, power outages, labor disruptions, flooding, earthquakes, explosions, cave-ins, landslides, mechanical equipment and facility performance problems, the inability to obtain suitable adequate machinery, equipment or labor and other unfavourable operating conditions are some of the risks involved in the operation of mines and the conduct of exploration and development programs. Unknown rock mechanics and hydrogeological conditions that cannot be predicted ahead of mining, such as faulting, zones of weak rock, or zones of unanticipated water inflow, may only be discovered during mining and may require significant changes to the mining plan. While lab testing may reduce uncertainty in some of the rock properties, it is never possible to identify all of these potential risks in advance. The Corporation’s exploration or development properties and any future mining operations will be subject to all the hazards and risks normally incidental to exploration, development and production, any of which could result in work stoppages and damage to or destruction of exploration or development facilities, mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.

Risks Related to Future Sale of Graphite Products

The Corporation is dependent on future sales of graphite-based products. Although the Corporation has and will continue to strive to enter into sales agreements, including offtake agreements for future sales, no assurance can be given that the Corporation will be able to sell graphite-based products at such terms and conditions as are favourable for, or necessary to sustain the operations of the Corporation.

The Corporation has entered into an offtake and joint marketing agreement (the “Offtake and Joint Marketing Agreement”) with Traxys on February 13, 2019 for the sale of the production of flake graphite concentrate produced by the Corporation at the Concentrator Demonstration Plant as well as the Offtakes. Such agreements contain certain representations, terms and conditions in order to result in firm commitments, and no assurance can be made that such representations, terms and conditions can or will be satisfied In addition, in February 2024, the Corporation entered into the Panasonic Offtake and the GM Supply Agreement for a signification portion of the Corporations’ active anode material out of the Corporation’s Phase-2 commercial production facilities over multi-year terms. (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – 2024 Private Placement and Offtakes”).

Except for the Offtake and Joint Marketing Agreement with Traxys and the Offtakes, the Corporation has not entered into any other binding agreements for the sale of graphite-based products. There can be no guarantee that the Corporation will be able to secure additional sales agreements, including offtake agreements for future sales and, if so, there can be no guarantee as to the amount of purchase orders or commitments, the quantity of graphite represented by such orders and commitments or the timing for receiving same. Factors that may impact such orders and commitments include the ability of the Corporation to reliably and consistently produce graphite meeting client requirements and confidence of clients in such ability, market conditions and demand for products requiring graphite, overall market conditions and the strength of the economy.

If the Corporation, for whatever reason, is not able to produce the products in accordance with the terms and specifications of any sales agreements, such noncompliance or violation, resulting in termination or damages, may have an adverse effect on the Corporation’s operations and financial position. Even if the Corporation is able to meet the requirements set out therein, there is no assurance that the contract counterparties will be willing or able to purchase the production at the prices or quantities they have agreed to in the offtake agreement.

Uncertainty Relating to Future Production Estimates

The Corporation prepares estimates and projections of future production for the Matawinie Mine Project and the Bécancour Battery Material Plant Project, which are based on the 2022 Technical Report, as well as the Uatnan Mining Project, which are based on the Uatnan Mining Project Report. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. The Corporation’s actual production may vary from estimates for a variety of reasons, including: actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

In addition, these estimates are based on existing plans and other assumptions which change from time to time, including: mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations.

Lack of Revenue and History of Losses

As the Corporation does not have revenues, it is dependent upon future financings to continue its plan of operation, yet stay in business. The Corporation has not generated any revenues since its incorporation. The Corporation’s business objectives include the construction and operation of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project. There is no assurance that they will be commercially viable.

In addition, the Corporation does not have a history of profitable operations and there can be no assurance that the Corporation will ever be profitable. It sustained net losses in the fiscal years ended December 31, 2021, 2022 and 2023. Management of the Corporation does not expect any income for the fiscal year to come and assesses that the Corporation may incur ongoing losses in the near future, and there is no guarantee it will become profitable in the short term or at all.

The Corporation’s future success will depend to a large extent on its ability to ensure the respect of its contractual commitments which are important from an operational and financial point of view. In general, the Corporation’s revenues will also be affected by economic conditions and the capacity of the Corporation to start production and manage its growth.

Negative Operating Cash Flow (in thousands of dollars)

The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $36,332, $59,924, and $62,355 as at December 31, 2023, as at December 31, 2022, and as at December 31, 2021, respectively. During the fiscal year ended December 31, 2023, December 31, 2022 and December 31, 2021, the Corporation had negative cash flow usage from operating activities of $39,515, $44,881 and $34,325, respectively. For the fiscal year ended December 31, 2023, the Corporation has had an average monthly cash expenditure rate of approximately $4,132, per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs. For the fiscal year ended December 31, 2023, the Corporation recorded a net loss and comprehensive loss of $55,983. As of December 31, 2023, the Corporation had working capital of $33,942 and current liabilities of $11,984. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine Project and/or the Bécancour Battery Material Plant Project. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow or the Corporation may adjust the expenditure rate to preserve liquidity.

Obligations, Covenants and Restrictions in the Terms of Financing Transactions with Pallinghurst International, Pallinghurst Bond, Mitsui, IQ, Panasonic and GM

The terms of the Second Amended and Restated Investment Agreement, the Royalty Agreement (as defined below), the Letter Agreement, the IQ Investment Agreement, the Panasonic Investor Rights Agreement and the GM Investor Rights Agreement contain financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the Corporation’s ability to sell, assign, transfer, convoy, lease license, charge, pledge, hypothec, mortgage or otherwise dispose of the Matawinie Graphite Property or the Royalty (as defined below), as the case may be, which will limit the Corporation’s operating flexibility and could prevent the Corporation from taking advantage of business opportunities. In addition, under the Second Amended and Restated Investment Agreement, the Letter Agreement, the IQ Investment Agreement, the Panasonic Investor Rights Agreement and the GM Investor Rights Agreements, Pallinghurst International, Pallinghurst Bond, Mitsui, IQ, Panasonic and GM have been granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain their ownership in shares of the Corporation on an as-converted basis.

The terms of the Second Amended and Restated Investment Agreement, the Royalty Agreement, the Letter Agreement, the IQ Investment Agreement, the GM Investor Rights Agreement and the Panasonic Investor Rights Agreement also contain various provisions requiring the Corporation to take certain positive actions in order to fulfill its commitments, such as providing confirmations and documents as may be required under these agreements. The terms of the Second Amended and Restated Investment Agreement, the Royalty Agreement, the Side Letter, the IQ Investment Agreement, the GM Investor Rights Agreement and the Panasonic Investor RIghts Agreement also contain customary events of default, such as breach of covenants, conditions or obligations, and the occurrence of an insolvency event with respect to the Corporation. Events may occur in the future, including events beyond the Corporation’s control that could cause the Corporation to fail to satisfy its obligations under these agreements.

In order to secure the Corporation’s obligations under the Royalty Agreement and pursuant to same, a hypothec was granted to Pallinghurst International against the Matawinie Graphite Property. A failure to comply with its obligations and restrictive covenants could result in an event of default which, if not cured or waived, could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions. This could lead to enforcement actions or proceedings under the hypothec granted under the Royalty and any other debt entered into by the Corporation. The occurrence of any such events would have a material adverse effect and could, among other things, result in the bankruptcy or liquidation of the Corporation, and could result in the loss of the Corporation’s entire interest in the Matawinie Graphite Property.

Graphite Demand

Graphite is considered an industrial mineral and the sales prices are not public. Graphite is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each different end-user. Therefore, it is possible that the sales prices used in any assumptions made by the Corporation will be different than the actual prices at which the Corporation is able to sell its graphite. In addition, there are a limited number of producers of graphite and it is possible that these existing producers will try to prevent new-comers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual graphite market sale prices could have an adverse impact on operating costs and stock market prices and on the Corporation’s ability to fund its activities. In each case, the economics of the Matawinie Graphite Property and the Uatnan Graphite Property could be materially adversely affected, even to the point of being rendered uneconomic. The Corporation intends to produce graphite to address the increasing demand, which is favoured in the making of LiB. If battery manufacturers use less graphite than expected, or if the demand for batteries, mainly used in electric and hybrid vehicles, is less than forecasted, it could have a material adverse effect on the sales price, profitability and development strategy of the Corporation.

Import/Export Controls Risk

Graphite exportation and importation are or may be governed by laws and regulations, and requires or may be required in the future, licences, permits or other approval from federal, provincial, local and foreign governmental authorities. In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in Canada. Certain export control laws or economic sanctions laws may include restrictions or prohibitions on the sale or supply of certain products and services to embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain minerals, including import and export permitting and licensing requirements, and have enacted or could enact laws that could limit or widen the Corporation’s ability to distribute its products. Changes or future changes in export and import regulations may prevent or promote any potential international customers from utilizing the Corporation’s products globally or, in some cases, prevent or promote the export or import of the Corporation’s products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased or an increased of the Corporation’s ability to export or sell its products to potential international customers. Any limitation on the Corporation’s ability to export or sell its products would likely adversely affect the Corporation’s future business, results of operations, and financial results. On the contrary, enforcement of laws that widen the Corporation’s ability to export or sell its products could favourably affect the Corporation’s future business, results of operations, and financial results, but it could also have adverse effects, as there is no certainty that the Corporation would be able to meet increasing demand for its products.

On October 20, 2023, China’s Commerce Ministry announced that China would start imposing controls on certain graphite exports for battery making as of December 1, 2023, requiring export permits for certain graphite products sold outside of China. China’s Commerce Ministry wishes to “[ensure] the security and stability of the global supply chain and industrial chain, and conducive to better safeguarding national security interests.” China is the world’s largest producer of graphite, a key component of batteries for EVs and also widely used in traditional graphite markets. The announcement is expected to positively impact demand for non-Chinese supply, but its actual impact of the Corporation’s future business, results of operations, and financial results cannot be predicted as of the date hereof.

In addition, The U.S. Government adopted the Inflation Reduction Act of 2022 that namely promotes EV adoption through consumer incentives, North American sourcing and production for the lithium-ion battery supply chain, and development of charging infrastructure. In late 2023, the U.S. Government issued its guidance on foreign entities of concern for EV tax credits under the Inflation Reduction Act. Battery material companies’ location, ownership, as well as technology licenses tied to China, North Korea, Iran, and Russia are specifically excluded from the incentives. The Corporation cannot predict the application of this legislation and the requirements for accessing EV tax credits or other regulatory measures on the Corporation.

Fluctuating Mineral Prices

The mining industry is heavily dependent upon the market price of the metals or minerals being mined. There is no assurance that a profitable market will exist for the sale of the same. There can be no assurance that mineral prices will be such that the Corporation’s properties can be mined at a profit. The price of the common shares and the financial results of the Corporation, like its mining activities, could undergo in the future important negative effects because of the fall of the prices of minerals, resulting in an impact on the capacity of the Corporation to finance its activities. The prices of minerals fluctuate in an important way and are tributary to various factors which are independent of the will of the Corporation, such as the sale or the purchase of minerals by various brokers, central banks and financial institutions, the interest rates, the foreign exchange rates, the rates of inflation, of deflation, the fluctuations in the value of the CAD and the currencies, the regional and world offer and demand, the economic conjuncture and policy which prevails in the countries of the world which are large mineral producers, or countries where large customers and end users are located, and infection diseases and global pandemic. The prices of minerals largely fluctuated these last years and any serious fall could prevent the continuation of the exploration, construction and development activities of the Corporation.

Competition

The mining industry is intensely and increasingly competitive, and the Corporation competes with many companies with greater financial resources and technical facilities than those of the Corporation. Competition in the mining industry could adversely affect the Corporation’s ability to put the Matawinie Mine Project and the Uatnan Mining Project into production and to secure sale agreements for its products.

Level of Indebtedness

Subject to the limits contained in the Royalty Agreement and any other debt instruments entered into by the Corporation, the Corporation may be able to incur additional debt. If the Corporation does so, the risks related to the Corporation’s level of indebtedness could increase.

The Corporation’s degree of leverage in the future could have adverse consequences for the Corporation, due to the following factors that may affect the Corporation: (i) increased difficulty in satisfying obligations with respect to indebtedness; (ii) limitations on the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; (iii) requirements that a substantial portion of the Corporation’s cash flows be dedicated to debt service, if any, payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; (iv) increased vulnerability to general adverse economic and industry conditions; (v) decreased flexibility in planning for and reacting to changes in the industry in which it competes; (vi) placing the Corporation at a disadvantage compared to other, less leveraged competitors; and (vii) increased cost of borrowing.

The Corporation’s ability to make scheduled payments on or refinance its debt obligations, depends on the Corporation’s financial condition and operating performance at that time, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Corporation may be unable to generate or maintain a level of sufficient cash flow from operating activities to satisfy its debt obligations or to refinance its indebtedness on commercially reasonable terms or at all, which would have a material adverse effect on the Corporation’s financial condition and results of operations.

The Corporation can provide no assurance that it will achieve sufficient future cash flow and earnings to satisfy its debt obligations. If cash flows and capital resources are insufficient to fund debt service obligations, if any, the Corporation could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, seek additional debt or equity capital or restructure or refinance indebtedness. If the Corporation cannot make scheduled payments on its debt, the Corporation could be in default and holders of any indebtedness could declare all outstanding principal and interest to be due and payable which could lead to cross default and cross acceleration provisions under certain of the Corporation’s other debt agreements. The Corporation’s creditors could foreclose against the collateral securing the Corporation’s obligations and the Corporation could be forced into bankruptcy or liquidation, or to initiate other insolvency proceedings.

Going Concern and Insolvency Risk

The Corporation’s consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the year ended December 31, 2023, the Corporation reported net loss after tax of $56.0 million; cash outflows from operating activities of $39.5 million and an accumulated deficit of $220.6 million and has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Corporation does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Corporation to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Corporation completed a private placement for aggregate gross proceeds of US$50 million, with GM and Panasonic on February 28, 2024.

The Corporation’s ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Corporation or that they will be available on terms which are acceptable to the Corporation.

The Corporation’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

Liquidity Risk

The Corporation has limited financial resources and there is no assurance that sufficient additional funding or financing will be available to the Corporation on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. The Corporation must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and committed loan facilities. The Corporation manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Corporation has in place a reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans. The Corporation might be required to use a portion of its cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities.

Governmental and Environmental Regulations, Permits and Licences

The current operations of the Corporation and anticipated future operations, including further exploration, development activities and commencement of production for the Matawinie Mine Project, the Bécancour Battery Material Plant Project, the Uatnan Mining Project and the various demonstration plants are subject to laws and regulations governing prospecting, development, mining, construction, production, exports, taxes, labor standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities, and in the construction, development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permitting requirements.

The Corporation’s operations are also subject to various laws and regulations governing the protection of the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a direction of stricter standards and enforcement, and higher fines and penalties for non-compliance. Even though the Corporation has obtained the Québec Government’s environmental Decree authorizing the Matawinie Mine Project, it may require additional information through the application of article 22 of the Environment Quality Act, or through the application of article 30 of the Environment Quality Act regarding any modifications of the authorization for the construction and operation. The permitting applications for the construction and operation of the Bécancour Battery Material Plant Project and the Uatnan Mining Project will require the additional submission of ESIA and further review and approval by governmental authorities, such as the environmental impact assessment and review procedure which can include public hearing held by the BAPE. Environmental assessments and permits applications concerning proposed projects under article 22 or article 30 of the Environment Quality Act carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Corporation intends to, and attempts to, fully comply with all applicable environmental regulations.

On April 11, 2019, the Corporation filed the ESIA for the Matawinie Mine Project, which is available on the Québec Government’s Environmental Assessment Register. The submission of the ESIA, which was authored by SNC-Lavalin Inc., was an important milestone in the permitting of the project. Successful public hearings on the project were held by the Québec Government in 2020. On February 10, 2021, the Corporation received a positive environmental assessment decision for the Matawinie Mine Project supported by a decree from the Québec Government. The Matawinie Mine Project has now received all of the government authorizations required to apply for permits needed for site-specific construction and operating activities under the authority of the overall global authorizations, but no assurance can be given that such permits which the Corporation may require in the normal course for its current and anticipated mining operations will be obtainable or maintainable on reasonable terms or on a timely basis or at all. The Bécancour Battery Material Plant Project also required to apply for permits needed for site-specific construction and operating activities under the Regulation respecting the regulatory scheme applying to activities on the basis of their environmental impact, but no assurance can be given that such permits which the Corporation may require in the normal course for its current and anticipated plant operation will be obtainable or maintainable on reasonable terms or on a timely basis or at all. The Corporation will have to filed the ESIA for the Uatnan Mine Project.

In Canada, the issuance of permits may also trigger the Crown’s duty to consult and potentially accommodate the Indigenous Peoples of Canada. Section 35 of the Constitution Act (1982) protects aboriginal and treaty rights for Indian (also referred to as First Nation), Inuit and Métis people. As a result of this protection, in appropriate circumstances, the Crown has a duty to consult with Indigenous Peoples and, potentially, to seek workable accommodation of their interests before making decisions that may affect their ability to exercise their constitutionally protected rights. In certain circumstances Indigenous people can file legal action on the basis of inadequate consultation, which could have the consequence of delaying the commencement of construction or operation of projects or increasing costs of projects. The Corporation intends to and attempts to support the Crown in conducting procedural aspects of the duty as required.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining or industrial operations may be required to compensate those suffering loss or damage by reason of mining or industrial activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there is no assurance that future changes to existing laws and regulations will not impact the Corporation. Amendments to current laws, regulations and permits governing the operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs, reduction in levels of production or require abandonment or delays in the development of current or new mining projects.

The Corporation’s activities and operations require permits from various domestic authorities. There can be no assurance that various permits which the Corporation may require in the normal course for its current and anticipated exploration, development and construction activities as well as mining operations, including without limitation, on the Matawinie Mine Project, the Bécancour Battery Material Plant Project, the Uatnan Mining Project and the Demonstration Plants will be maintainable or obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including, without limitation, the Matawinie Mine Project, the Bécancour Battery Material Plant Project, the Uatnan Mining Project and the Demonstration Plants. Furthermore, any delays in obtaining the anticipated construction permits would have an adverse effect on the Corporation’s timing and costs associated with the start-up. Such delays could also allow other third-party projects to commence production before the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project, thereby potentially reducing the Corporation’s target market share, which would have an adverse impact on the level of product sales and economics of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project.

Title Matters and Territorial Claims

While the Corporation has reviewed and is satisfied with the titles to its mineral properties, and, to the best of its knowledge, such titles are in good standing, there is no guarantee that titles to such properties will not be challenged or impugned. The properties may be subject to prior unregistered agreements of transfer or aboriginal land claims, and titles may be affected by undetected defects. In addition, according to the applicable mining legislation in the Province of Québec, the Corporation will need to incur expenditures on its properties and pay a rent in order to renew claims upon their expiry. There can be no assurance that the Corporation will be successful in renewing all such claims.

The framework agreement dated April 12, 2018 between the Corporation, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw establishes negotiation topics to be discussed and goals to be met in order to arrive at a successful agreement in the best interests of all parties concerned. It also states subjects and guidelines to consider throughout the discussion process to favour an environment propitiatory to a sound negotiation. Then, on April 23, 2019, the Corporation entered into the PDA with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw for the Matawinie Mine Project. The PDA outlines the respective rights and interests of all parties with respect to pre-development activities and provides a guideline for negotiating an IBA relating to the Matawinie Mine Project. No assurance can, however, be provided that the parties will reach an agreement in regard to the IBA, although progress is considerable. On November 18, 2020, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw issued a press release in which they affirm that following recent consultation with the Crown (Québec Government), there is no social acceptability for the Matawinie Mine Project from the standpoint of the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw. On February 12, 2021, the Conseil des Atikamekw de Manawan issued a press release to denounce the Decree as there is no social acceptability for the Matawinie Mine Project from the standpoint of the Conseil des Atikamekw de Manawan. The Corporation continues to engage with the Conseil des Atikamekw de Manawan and intends to maintain an open communication channel with the Conseil de la Nation Atikamekw about the Matawinie Mine Project. If the Corporation, for any reason, is unable to reach satisfactory agreements with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, such incapacity could have a material adverse impact on the Corporation and could result in an increase in capital expenditures or production costs, a decrease in production levels or the need to cancel or postpone the development of the Matawinie Mine Project.

As part of the Uatnan Mining Project, the Corporation has initiated a relationship with the Innu First Nation of Pessamit to understand their perspective, concerns, and priorities towards this project. As the Uatnan Mining Project represents a considerably different mining project than that promoted by Mason previously, parties jointly agreed that the Mushalakan agreement signed with Mason was no longer applicable to this mining development. As such, the Band Council of the Innu First Nation of Pessamit and the Corporation have agreed to work towards signing a pre-development agreement to guide the next development stages of the Uatnan Mining Project.

Community Relations

The Corporation’s relationships with the communities in which it is located and other stakeholders are critical to ensure the future success of the construction and development of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project. There is an increasing level of public concern relating to the perceived effect of mining and advanced manufacturing activities on the environment and on communities impacted by such activities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Corporation’s future operations or further development or new development of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Corporation’s activities, and may have a negative impact on the Corporation’s reputation and operations.

Opposition by any of the aforementioned groups to the Corporation’s operations may require modification of, or preclude the operation or development of, the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project or may require the Corporation to enter into agreements with such groups or local governments with respect to the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project, in some cases causing increased cost and considerable delays to the advancement of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project. Further, publicity adverse to the Corporation, its operations or extractive industries generally, could have an adverse effect on the Corporation and may impact relationships with the communities in which the Corporation operates and other stakeholders. While the Corporation is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

The Corporation has been and is actively engaged in certain community initiatives to improve both local employment opportunities and local quality of life. Such projects may negatively impact the Corporation’s relationships with such local communities if the projects fail to provide the expected benefits.

Dependence on Key Personnel

The Corporation’s success and viability depends, to some extent, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel. The loss of any key personnel may have a material adverse effect on the Corporation, its business and its financial position.

Attracting and Retaining Skilled Workforce

The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside of the Corporation’s control, including competition for human capital and the high level of technical expertise and experience required to execute the Corporation’s development, will affect the Corporation’s ability to employ the specific personnel required. Furthermore, the hiring and retention of qualified personnel in the mining industry is highly competitive. The Corporation may experience difficulty in competing with more established and better financed companies in retaining its current management or hiring new personnel to meet the Corporation’s business and financial requirements. If the Corporation is unable to hire or retain necessary personnel, it could materially adversely affect the Corporation’s business, results of operations and financial condition.

Labor Relations

While the Corporation has good relations with its employees, there can be no assurance that it will be able to maintain positive relationships with its employees. In addition, relations between the Corporation and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in whose jurisdictions the Corporation carries on business. Adverse changes in such legislation or in the relationship between the Corporation and its employees could have a material adverse impact on the Corporation’s business, results of operations and financial condition.

Health and Safety Risks

The mineral exploration, development and production business like the advanced manufacturing sector carry an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Corporation’s business. The Corporation may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Corporation’s reputation, operations and future prospects.

Global Financial Conditions

The Corporation’s financial results are tied to Canada and world economic conditions. Increased uncertainty regarding regional and global financial stability could cause the Corporation to experience revenue declines and a decrease in the availability of credit and on the Corporation’s ability to raise capital. Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises, as a result of infectious diseases and global pandemic crises. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Corporation’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Corporation’s business and the market price of the Corporation’s securities.

Economic Conditions and Unforeseen Events

The Corporation’s business, profitability, and reputation may be impacted by general economic conditions. These economic conditions include inflation, price increases from suppliers, levels of employment, costs of borrowing, household debt, political uncertainty and government regulation, unforeseen events, changes in interest rates, tax rates, or exchange rates. These economic conditions could adversely affect the Corporation’s operations, financial performance, and the Corporation’s ability to develop its business.

Certain unforeseen events, including but not limited to, natural or environmental disasters, climate change, unforeseen geopolitical events, wars and any resulting occupation, foreign invasion, military or armed confrontations, civil unrest, terrorism, public health crises like epidemics, pandemics or outbreaks of new infectious diseases or viruses (see “Public Health Crises” below), market manipulations and governmental actions, can materially adversely affect the Corporation’s financial condition, liquidity, or Corporation’s ability to develop its business. The occurrence of unforeseen events, such as those listed above, can have a significant impact on the global economy and commodity, disrupt financial markets and have short-term or long-term effects on the Canadian, U.S. and global economies and financial markets, inflation, and other effects that cannot necessarily be presently foreseen, which, in turn, may have an effect on the Corporation’s ability to develop its business. It can also result in a slowdown in economic activity and extreme volatility in financial markets and commodity prices and has raised the prospect of a global recession. Governmental responses to unforeseen events may lead to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, high unemployment and reduced consumer activity, globally unforeseen events can also result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties with which the Corporation has partnership or business relations. An unanticipated market volatility and disruptions may cause exchanges to suspend trading, may disrupt the operations and processes of the service providers for the Corporation and, in some cases, could constitute a force majeure event under contracts with service providers or counterparties for certain transactions. The duration of any business disruptions and related financial impact of the unforeseen events is unknown. It is difficult to predict how the Corporation may be affected if impacts of an unforeseen event persist for an extended period of time.

In particular, tensions remain elevated between mainland China and Canada, the U.S. and their allies over a number of issues, including trade, technology and human rights resulting in the imposition of sanctions and trade restrictions on companies and individuals. In addition, the military conflicts in the Middle East and in Ukraine may negatively impact regional and global financial markets and economies. The international community has responded with a variety of sanctions and may impose additional sanctions. While the precise effects of the ongoing military conflicts remain uncertain, they have already resulted in significant volatility in financial markets, as well as in an increase in energy and commodity prices globally. Any further escalation, imposition of sanctions in areas which the Corporation may operate, outbreak of war into other countries or regions or other escalation may have a material adverse effect on the Corporation’s ability to develop its business.

Supply Chain Disruption

The Corporation’s operations depend on an uninterrupted supply of production inputs, and other supplies and resources. Supply may be interrupted due to a shortage or the scarce nature of inputs, such as unforeseen disruptions due to war, fire, severe weather conditions, natural disasters or other catastrophic events, public health events, labor disagreements, or other transportation problems. Supply might also be interrupted due to transportation and logistics associated with the location of some of the Corporation’s operations, and government restrictions or regulations which delay importation of necessary items. Global pandemic crises and wars, such as the ongoing war between Russia and Ukraine, have had a significant impact on global supply chains, which could impact the Corporation’s ability to source supplies required for the Corporation’s operations and could increase the costs of those supplies. The disruption of the supply chain could interrupt product supply, which in turn could adversely affect the business, operations or financial performance of the Corporation.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Some of the key impacts of these conditions include devaluations and high volatility in global equity, commodities, foreign exchange and mining markets and a lack of market confidence and liquidity. Financial institutions and large Corporation s may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Corporation’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favourable to the Corporation. Increased levels of volatility and market turmoil could have a material adverse impact on the Corporation’s operations and planned growth and the trading price of the securities of the Corporation may be adversely affected.

Even though the Corporation is implementing business continuity measures and governmental recommendations to mitigate and reduce any potential impacts of potential outbreak of epidemics, pandemics or other health crises on its business, operations, supply chain and financial condition, spread of infectious diseases could have a material adverse impact on the Corporation’s workforce and the development of its Matawinie Mine Project and its Bécancour Battery Material Plant Project, as well as the integration of the Uatnan Mining Project into the Corporation’s Phase-3 operations. The full extent and impact of potential outbreak of epidemics, pandemics or other health crises on the Corporation’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of these outbreaks, the severity of these infectious diseases and the ability to treat them, the ability to collect sufficient data to track these infectious diseases and the collective actions taken to curb the spread of these infectious diseases.

Volatility of Share Price and Market Price of the Common Shares

The price of the shares of resource companies tends to be volatile. Fluctuations in the world price of graphite in response to, among other things, the ongoing war between Russia and Ukraine and many other elements beyond the control of the Corporation could materially affect the price of the Common Shares.

There can be no assurance that an active market for the Common Shares will be sustained after any offering of securities. Securities of companies with smaller capitalizations have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. If an active market for the Common Shares does not continue, the liquidity of a purchaser’s investment may be limited. If such a market does not develop, purchasers may lose their entire investment in the Common Shares.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages, and also divert management’s attention and resources.

Project Management Risks

The Corporation is concurrently overseeing the advancement of three major graphite projects, namely the Bécancour Battery Material Plant Project, the Matawinie Mine Project and the Uatnan Mining Project. This requires the dedication of considerable time and resources by the Corporation and its management team. The advancement of two major projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Corporation’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and to successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

Public Corporation Obligations

As a publicly listed corporate entity, the Corporation is subject to evolving rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators (CSA), the TSXV, the NYSE, and the International Accounting Standards Board, which govern corporate governance and public disclosure regulations. These rules and regulations continue to evolve in scope and complexity creating many new requirements, which increase compliance costs and the risk of non-compliance. The Corporation’s efforts to comply with these rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from financing, development, operations and, eventually, revenue-generating activities.

Intellectual Property Risks

The Corporation relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the

Corporation has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Corporation will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Corporation’s competitors could independently develop similar technology, processes or know-how; that the Corporation’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Corporation’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Corporation’s intellectual property could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

No Current Plans to Pay Cash Dividends

The Corporation has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur. As a result, investors may not receive any return on an investment in the Corporation’s securities unless they sell the securities for a price greater than that which they paid for them.

Risks of Relying on Consultants

The Corporation has relied on, and may continue to rely on, consultants and others for mineral exploration and processing expertise. The Corporation believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Corporation may experience delays or increased costs in developing its properties and processing facilities.

Currency Fluctuations

Currency fluctuations may have an effect on the Corporation’s costs, revenue and cash flow. The Corporation raised equity in CAD and USD and certain of the Corporation’s estimated capital costs in connection with the Matawinie Mine Project, the Bécancour Battery Material Plant Project, and the Uatnan Mining Project were converted from quotes obtained in foreign currencies and converted into CAD applying a fixed exchange rate. The Corporation has and may further pursue debt financing which may be denominated in USD or other currencies. Accordingly, adverse fluctuations in the relative prices of Euros, USD and other currencies could increase the cost of development and production or increase the cost of borrowing and could materially and adversely affect the Corporation’s earnings and financial condition.

Climate Change

As any company, the Corporation is exposed to climate change and any policy, legal, market and technology risks that could emerge from changes required to transition to low carbon economy, whether those changes are required by law (e.g. carbon taxes, mandatory climate-related disclosures) or organic shifts in supply and demand for low-carbon products.

The Canadian government has established a number of policy measures in response to concerns relating to climate change. The impacts of these measures will most likely be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. The Corporation’s business model, which is centered around providing carbon-neutral products to power the energy transition, is mostly aligned with opportunities resulting from those measures. Compliance with these initiatives is not likely to have adverse financial impact on the Corporation in the short and medium term. The Corporation will need to closely monitor electricity prices in Québec on the long-term as it is a vital input to the Corporation’s production and profitability.

In addition to transition risks, the physical risks of climate change may also have an adverse effect on the operations of the Corporation and exacerbate certain of the threats facing the Corporation’s business. Climate patterns under high and medium scenarios were assessed in the initial environmental impact study for the Matawinie Mine Project and main identified hazards (i.e. higher frequency of extreme rainfall, longer periods without rain in summer, higher average temperature) were reflected into the design of the infrastructure. Other unpredictable extreme weather events such as violent storms, ice storms, heat waves, and wildfires could disrupt the Corporation’s operations or damage its infrastructure or properties.

Global climate change could also disrupt the Corporation’s supply chain and impact the availability and cost of materials needed for mining operations and could increase insurance and other operating costs.

Catastrophic Events, Natural Disasters, Severe Weather

The Corporation’s business may be negatively impacted to varying degrees by a number of events which are beyond its control, including cyber-attacks, unauthorized access, energy blackouts, pandemics, terrorist attacks, acts of war, earthquakes, hurricanes, tornados, fires, floods, ice storms or other natural or manmade catastrophes. While the Corporation engages in emergency preparedness to mitigate risks, such events can evolve very rapidly and their impacts can be difficult to predict. As such, there can be no assurance that in the event of such a catastrophe that the Corporation’s operations and ability to carry on business will not be disrupted. The occurrence of such events may not release the Corporation from performing its obligations to third parties.

Cyber Security Risks

Threats to information technology systems associated with cyber security risks and cyber incidents or attacks continue to grow, particularly as a result of the increase in remote work. The level of sophistication of such attacks has also increased. It is possible that the business, financial and other systems of the Corporation could be compromised, which could go unnoticed for some time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs to prevent, respond to or mitigate cyber security incidents. The occurrence of a cyber security incident could have a material adverse effect on the Corporation’s business and result in a prolonged disruption to it.

Damage to the Corporation’s Facilities and Systems

If the Corporation’s facilities or systems are damaged or destroyed, it may experience delays that could negatively impact its business or have other adverse effects. The Corporation’s facilities may be affected by natural or man-made disasters. In such an event, the Corporation’s insurance may not be sufficient to cover all the potential losses and may not continue to be available to it on acceptable terms, or at all. Furthermore, although its computer and communications systems are protected through physical and software safeguards, they are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses and similar events, and any failure of these systems to perform for any reason and for any period of time could adversely impact the Corporation’s ability to operate.

Insurance Risk

Any industries, including the mining industry, are subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims and mining lease. No assurance can be given that insurance to cover the risks to which the Corporation’s activities are subject will be available at all or at commercially reasonable premiums. The Corporation currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development. Moreover, the Corporation may have to renew and/or acquire additional insurance coverage. The Corporation may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The Corporation carries liability insurance with respect to its exploration, development, beneficiation and transformation operations, including certain limited environmental liability insurance coverage. The payment of any such liabilities would reduce the funds available to the Corporation. If the Corporation is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy. The Corporation may also become subject to liabilities which exceed policy limits. In such circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect upon its performance, results of operations and economic viability.

Tax Risks

The Corporation was partly financed by the issuance of flow-through shares. However, there is no guarantee that the funds spent by the Corporation will qualify as Canadian exploration expenses, even if the Corporation has committed to take all the necessary measures for this purpose. Refusals of certain expenses by tax authorities could have negative tax consequences for investors and, in such an event, the Corporation will have to indemnify each flow-through share subscriber for any additional taxes.

Conflicts of Interest

Some of the directors and officers of the Corporation may be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the CBCA. Some of the directors and officers of the Corporation may become directors of other companies engaged in same or other business ventures.

Dilution

Additional financing needed to continue funding the development, construction and operation of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project may require the issuance of additional securities. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities, as applicable, will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

As of the date of this Annual Information Form, an aggregate of 92,112,108 Common Shares are currently issued and outstanding as fully paid and non-assessable and 4,747,548 stock options and 25,000,000 2024 Warrants are currently issued and outstanding, collectively entitling the holders thereof to purchase an aggregate of up to of 29,747,548 Common Shares. Furthermore, upon conversion of the Convertible Notes, an aggregate of 10,000,000 Common Shares and 10,000,000 warrants may be issued. The Corporation has reserved for issuance the accrued interests on the Convertible Notes, resulting in 1,795,803 Common Shares to be issued at the maturity, conversion or redemption of the Convertible Notes. However, as announced by the Corporation on February 15, 2024, the Corporation entered into the Mitsui Subscription Agreement and the Pallinghurst Subscription Agreement, pursuant to which the Corporation has agreed to issue an aggregate and combined 18,750,000 Common Shares and 18,750,000 2024 Warrants, such proceeds to be used to surrender and cancel Pallinghurst Bond’s and Mitsui’s Convertible Notes. As such, after giving effect to the Related Party Transactions, which are subject to regulatory approvals and the requirements of MI 61-101, an aggregate of 18,750,000 Common Shares will be issued and outstanding as fully paid and non-assessable, and 18,750,000 2024 Warrants will be issued and outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 18,750,000 Common Shares. In addition, the accrued interest owed to Pallinghurst Bond and Mitsui under the Convertible Notes for the period from January 1, 2024 until the date of their respective subscription agreements will be settled by issuing 232,191 Common Shares, upon regulatory approval. Furthermore, upon conversion of IQ’s Convertible Note, an aggregate of 2,500,000 Common Shares and 2,500,000 warrants may be issued.

On a fully diluted basis, assuming the exercise in whole of the issued and outstanding stock options and warrants as well as the conversion in whole of the share warrants and the Convertible Notes, 143,655,459 Common Shares would be issued and outstanding as fully paid and non-assessable. On a fully diluted basis, after giving effect to the Related Party Transactions, assuming the exercise in whole of the issued and outstanding stock options and the warrants, as well as the conversion in whole of the share warrants and the IQ Convertible Note, 166,387,650 Common Shares would be issued and outstanding as fully paid and non-assessable.

Pallinghurst Graphite Limited (“Pallinghurst Graphite”) is a wholly-owned subsidiary of Pallinghurst International, an insider of the Corporation and the beneficial owner of an aggregate of 11,541,013 Common Shares representing 12.53% of the issued and outstanding Common Shares. Assuming the conversion in whole (including the warrants) of the Convertible Note of Pallinghurst Bond, Pallinghurst International together with Pallinghurst Bond would be the beneficial owner of an aggregate of 16,989,964 Common Shares, representing 17.41% of the issued and outstanding Common Shares, on a partially diluted basis (which include 448,951 Common Shares issuable to Pallinghurst Bond in connection with accrued interest under Pallinghurst Bond’s Convertible Note). After giving effect to the Related Party Transactions, Pallinghurst International together with Pallinghurst Bond would be the beneficial owner of an aggregate of

18,317,361 Common Shares (which include 526,348 Common Shares issuable to Pallinghurst Bond in connection with accrued interest under Pallinghurst Bond’s Convertible Note until the date of the Pallinghurst Bond Subscription Agreement) representing 16.29% of the issued and outstanding Common Shares and 6,250,000 2024 Warrants, entitling the holder thereof to purchase an aggregate of 6,250,000 Common Shares, which in the aggregate would represent approximately 20.70% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of the Pallinghurst Bond’s 2024 Warrants).

IQ is the beneficial owner of an aggregate of 5,795,991 Common Shares representing 6.29% of the issued and outstanding Common Shares. Assuming the conversion in whole of its Convertible Note (including the warrants), IQ would be the beneficial owner of an aggregate of 11,244,942 Common Shares, representing 11.53% of the issued and outstanding Common Shares, on a partially diluted basis (which include 448,951 Common Shares issuable to IQ in connection with accrued interest under IQ’s Convertible Note). After giving effect to the Related Party Transactions, IQ would be the beneficial owner of an aggregate of 5,795,991 Common Shares representing 5.15% of the issued and outstanding Common Shares. Assuming the conversion in whole of its Convertible Note, IQ would be the beneficial owner of an aggregate of 11,244,942 Common Shares, representing 9.54% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of IQ’s warrants).

As of the date of this Annual Information Form, Mitsui is the beneficial owner of no Common Share. Although, assuming the conversion in whole of its Convertible Note (including the warrants), Mitsui would be the beneficial owner of an aggregate of 10,897,901 Common Shares, representing 10.58% of the issued and outstanding Common Shares, on a partially diluted basis (which include 897,901 Common Shares issuable to Mitsui in connection with accrued interest under Mitsui’s Convertible Note). After giving effect to the Related Party Transactions, Mitsui would be the beneficial owner of an aggregate of 13,552,695 Common Shares (which include 1,052,695 Common Shares issuable to Mitsui in connection with accrued interest under Mitsui’s Convertible Note until the date of the Mitsui Subscription Agreement) representing 12.05% of the issued and outstanding Common Shares and 12,500,000 2024 Warrants, entitling the holder thereof to purchase an aggregate of 12,500,000 Common Shares, which in the aggregate would represent approximately 20.85% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of the Mitsui’s 2024 Warrants).

As of the date of this Annual Information Form, GM is the beneficial owner of 12,500,000 Common Shares representing 13.57% of the issued and outstanding Common Shares. Although, assuming the exercise in whole of its 2024 Warrants, GM would be the beneficial owner of an aggregate of 25,000,000 Common Shares, representing 23.90% of the issued and outstanding Common Shares, on a partially diluted basis. After giving effect to the Related Party Transactions, GM would be the beneficial owner of an aggregate of 12,500,000 Common Shares representing 11.12% of the issued and outstanding Common Shares and 12,500,000 2024 Warrants, entitling the holder thereof to purchase an aggregate of 12,500,000 Common Shares, representing a total of 20.01% of the issued and outstanding Common Shares, on a partially diluted basis.

As of the date of this Annual Information Form, Panasonic is the beneficial owner of 12,500,000 Common Share representing 13.57% of the issued and outstanding Common Shares. Although, assuming the exercise in whole of its 2024 Warrants, Panasonic would be the beneficial owner of an aggregate of 25,000,000 Common Shares, representing 23.90% of the issued and outstanding Common Shares, on a partially diluted basis. After giving effect to the Related Party Transactions, Panasonic would be the beneficial owner of an aggregate of 12,500,000 Common Shares representing 11.12% of the issued and outstanding Common Shares and 12,500,000 2024 Warrants, entitling the holder thereof to purchase an aggregate of 12,500,000 Common Shares, representing a total of 20.01% of the issued and outstanding Common Shares, on a partially diluted basis.

The concentration of an important percentage of the issued and outstanding Common Shares in the hands of a single shareholder may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares. In addition, sales of Common Shares by each of Pallinghurst International, IQ or Mitsui may adversely affect the trading price of the Common Shares.

Structural Subordination of the Common Shares

In the event of a bankruptcy, liquidation or reorganization of the Corporation, holders of certain of its indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Corporation before any assets are made available for distribution to the shareholders of the Corporation. The Common Shares will be effectively subordinated to most of the other indebtedness and liabilities of the Corporation.

Forward-Looking Statements

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Litigation and Other Legal Proceedings

Like most companies, the Corporation is subject to the threat of litigation and may be involved in disputes with other parties which may result in litigation or other proceedings. The Corporation’s operations are subject to the risk of legal claims by employees, unions, contractors, debt holders, lenders, suppliers, future joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.

Shareholder Activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Corporation to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Corporation’s reputation and divert the attention and resources of the Corporation’s management and Board of Directors, which could have an adverse effect on the Corporation’s business and results of operations. Even if the Corporation does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Corporation to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Corporation’s Board of Directors, this could adversely affect the Corporation’s business and future operations. Additionally, shareholder activism could create uncertainty about the Corporation’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Corporation’s business, future operations, profitability and ability to attract and retain qualified personnel.

Project Opposition Risks

The Matawinie Mine Project and Uatnan Mining Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to any of the Corporation’s mining projects could result in delays to developments or plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Failure to establish and maintain effective disclosure and internal controls could result in the loss of investor confidence in the reliability of the Corporation’s financial statements, harm its business and operating results and negatively impact the trading price of the Common Shares, and could also result in the Corporation failing to meet its reporting obligations.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required decisions. The Corporation has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Corporation’s failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.

The Corporation has incurred and will incur increased costs as a result of being a public company in the U.S., and its management may be required to devote substantial time to U.S. public company compliance efforts.

As a public company in the U.S., the Corporation has incurred and will incur additional legal, accounting, reporting and other expenses that the Corporation did not incur as a public company in Canada. The additional demands associated with being a public company in the U.S. may disrupt regular operations of the Corporation’s business by diverting the attention of some of its senior management team away from operational activities to additional management and administrative oversight, adversely affecting its ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Corporation’s business, results of operations and financial condition.

The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”) requires that the Corporation maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), the Corporation is required to furnish a report by its management on its internal control over financial reporting (“ICFR”) as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which, if or when the Corporation is no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, must be accompanied by an attestation report on ICFR issued by its independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, the Corporation will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Corporation will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite the efforts of the Corporation, there is a risk that neither the Corporation nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that its ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in its ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of its consolidated financial statements. In addition, in the event that the Corporation is not able to demonstrate compliance with the U.S. Sarbanes-Oxley Act, that its ICFR reporting is perceived as inadequate, or that the Corporation is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of its Common Shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, the Corporation may not be able to remain listed on the NYSE.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Additionally, the Corporation is permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the SEC and the Canadian Securities Administrators, to prepare certain disclosure documents filed with the SEC on MJDS-specific forms in accordance with Canadian disclosure requirements. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation will be required to file or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the officers, directors, and principal shareholders of the Corporation are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the shareholders of the Corporation may not know on a timely basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.

While the Corporation will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Corporation is permitted to follow certain Canadian corporate governance practices, except to the extent that such practices would be contrary to U.S. securities laws, and provided that the Corporation discloses the requirements the Corporation is not following and describes the Canadian practices the Corporation follows instead. As a result, the shareholders of the Corporation may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

In order to maintain its status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from U.S. corporate governance requirements that are available to foreign private issuers.

The Corporation is an emerging growth company and intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Common Shares less attractive to investors.

The Corporation is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. The Corporation will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which the Corporation has total annual gross revenue of US$1.235 billion or more during such fiscal year; (ii) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of the effective date of the Corporation’s first registration statement filed under the U.S. Securities Act); (iii) the date on which the Corporation has issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date the Corporation qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of the Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after the Corporation has been a reporting Corporation in the U.S. for at least 12 months. For so long as the Corporation remains an emerging growth company, the Corporation is permitted to, and intends to, rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act.

The Corporation may take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Corporation cannot predict whether investors will find the Common Shares less attractive if the Corporation relies on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the price of the Common Shares may be more volatile.

The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of U.S. and U.S. securities laws.

The Corporation is governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. For example, the material differences between the CBCA and the Delaware General Corporation Law (the “DGCL”), a statutory regime for many U.S. companies, that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas the DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Corporation is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult for U.S. shareholders to effect service on the Corporation to realize on judgments obtained in the U.S. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against its directors and officers residing outside of Canada.

The Corporation is governed by the CBCA with its principal place of business in Canada, most of its directors and officers reside in Canada and all or substantially all of the Corporation’s assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon the Corporation or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the U.S., or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from such persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the U.S. based solely on violations of Canadian securities laws.

The Corporation may be a Passive Foreign Investment Company which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.

Generally, if for any taxable year, 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of the Corporation’s assets are held for the production of, or produce, passive income, the Corporation would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it was likely a PFIC for its most recently completed tax year. While the Corporation has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the Corporation’s status as a PFIC has been obtained or is currently planned to be requested. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Corporation will not be a PFIC for the current or future taxable years. If the Corporation is a PFIC for any year during a U.S. taxpayer’s holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called “excess distribution” received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective “qualified electing fund election” (“QEF Election”) or a “mark-to-market election” (“Mark-to-Market Election”). A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts with respect to the Common Shares. However, U.S. taxpayers should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Corporation will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Corporation a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. holder of Common Shares should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

If a U.S. person is treated as owning at least 10% of the Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly, or by attribution) at least 10% of the value or voting power of the shares of a foreign corporation, such person may be treated as a “U.S. shareholder” with respect to a “controlled foreign corporation” if the foreign corporation otherwise qualifies as a controlled foreign corporation for U.S. federal income tax purposes. A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by a controlled foreign corporation, regardless of whether such corporation makes any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation.

Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. A U.S. investor should consult its own advisors regarding the potential application of these rules to an investment in the Common Shares.

There is no assurance the Corporation will continue to meet the listing standards of the NYSE and the TSXV.

The Corporation must meet continuing listing standards to maintain the listing of the Common Shares on the NYSE and the TSXV. If the Corporation fails to comply with listing standards and the NYSE and/or the TSXV delists the Common Shares, the Corporation and its shareholders could face significant material adverse consequences, including:

»	a limited availability of market quotations for the Common Shares;
»	reduced liquidity for the Common Shares;
»	a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares;
»	a limited amount of news about the Corporation and analyst coverage of it; and
»	a decreased ability for the Corporation to issue additional equity securities or obtain additional equity or debt financing in the future.

The Corporation may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities, which may dilute the interests of shareholders of the Corporation.

The Corporation may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities. If the Corporation raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment and the value of the Corporation’s securities.

The Corporation’s constating documents permit it to issue additional securities in the future, including Common Shares, without additional shareholder approval.

The Corporation’s articles permit it to issue an unlimited number of Common Shares. The Corporation anticipates that it will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSXV and the NYSE, the Corporation will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

If securities or industry analysts do not publish research or reports about the Corporation, or if they downgrade the Common Shares, the price of the Common Shares could decline.

The trading market for the Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Corporation. The Corporation does not have any control over these analysts. If one or more of the analysts who cover the Corporation downgrade the Common Shares or publish inaccurate or unfavourable research about the Corporation, the price of the Common Shares would likely decline. In addition, if the Corporation’s results of operations fail to meet the forecast of analysts, the price of the Common Shares would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares could decrease, which might cause the price and trading volume of the Common Shares to decline.

The market price of the Common Shares is subject to fluctuations and may not reflect the Corporation’s long-term value at any given time, and the Corporation may be subject to securities litigation as a result.

The price of the Common Shares is likely to be significantly affected by a variety of factors and events including short-term changes to the Corporation’s financial condition or results of operations as reflected in the Corporation’s quarterly financial statements. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; (ii) lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; (iii) the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities to be delisted from the NYSE or TSXV, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares is subject to fluctuations and may not accurately reflect the Corporation’s long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Description of the Mineral Projects

The Matawinie Mine Project

The following description of the Matawinie Graphite Property was summarized from the 2022 Technical Report that was prepared by Mr. André Allaire, P.Eng., PhD, Jeffrey Cassoff, P.Eng., Mr. Bernard-Olivier Martel, P. Geo., Mr. Simon Fortier, P.Eng., Mr. Yann Camus, P.Eng. (the “Authors of the 2022 Technical Report”), each of whom is a “qualified person” and “independent” of the Corporation, as at the issuance date of the 2022 Technical Report, within the meaning of NI 43-101 and is qualified in its entirety with reference to the full text of the 2022 Technical Report. The summary is subject to all the assumptions, conditions and qualifications set forth in the 2022 Technical Report. The 2022 Technical Report was prepared in accordance with NI 43-101 and for additional technical details, please see the complete text of the 2022 Technical Report which was filed with the applicable regulatory authorities and was posted under the Corporation’s profile on SEDAR+ at  and on EDGAR at www.sec.gov on August 12, 2022. Defined terms and abbreviations used in this section and not otherwise defined in this Annual Information Form have the meanings attributed to them in the 2022 Technical Report. In this section, the number identifying each table and figure referred to the number identifying each of these tables and figures in the 2022 Technical Report.

All statements contained in these sections are based on expectations, estimates and projections as of the date of the 2022 Technical Report. The estimates and projections of future production for the Matawinie Mine Project and Bécancour Material Plant Projects are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are based on existing plans and other assumptions which change from time to time, including mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations; actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Furthermore, The Corporation is updating production parameters and engineering for the Phase-2 Bécancour Battery Material Plant Project in line with the specifications of Anchor Customers refined with offtake agreement parameters and technical collaboration. Accordingly, these estimates and assumptions may prove to be incorrect as of the date of this Annual Information Form and readers should not place undue reliance on such information. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Readers are cautioned that the information provided in this section is provided as of the effective date of the 2022 Technical Report, being July 6, 2022.

Introduction

The Corporation is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. The project includes the Matawinie Mine Project, a graphite deposit and beneficiation plant in Saint-Michel-des-Saints (“SMDS”), and the Bécancour Battery Material Plant for secondary transformation of graphite concentrates into high-purity, battery-grade material to supply the lithium-ion industry.

Using a phased approach to help de-risk the project, the Corporation has invested considerably in Phase 1 piloting and demonstration plants for both beneficiation and secondary transformation, while accelerating the engineering of Phase 2 commercial operations, generating process and cost optimization, and supporting commercialization with potential customers.

With ambitious environmental, social and governance (ESG) standards, the Corporation is designing a mine of the future, targeted to be all-electric, complemented by clean advanced beneficiation facilities maximizing energy efficiency in order to provide battery and EV manufacturers with responsibly extracted, environmentally transformed, and locally sourced green anode material.

Project Description, Location, and Access

The Matawinie Mine Project is a graphite deposit and beneficiation plant located in the Province of Québec, in SMDS in the Lanaudière region, Canada. The Matawinie Property (also referred as the “Mining Property” in the section) also known as the Tony Block, consisting of 159 contiguous map-designated claims totalling 8,266 hectares (“ha”).

The Matawinie Mine Project is centred approximately 120 kilometers (“km”), as the crow flies, north of the city of Montréal, in Québec, Canada, at latitude 46.63⁰ and longitude -73.96⁰ using the WGS 1984 geographic coordinate system and easting: 579,570, northing: 5,164,630 using the Universal Traverse Mercator (“UTM”), NAD83 Zone 18 projected coordinate system. The centre of the Mining Property is located approximately 6 km to the southwest of the community of SMDS and overlaps the National Topographic System (“NTS”) map sheets 31J/09 and 31I/12. The Matawinie Mine Project includes the projected mining infrastructure and a planned open pit, which lies within the Municipality.

All mineralized zones located on the Mining Property, including the mining project footprint, are within 4 km, as the crow flies, from the centre of the Mining Property and 11 km to 18 km driving distance from the community of SMDS using the current road system. SMDS itself is accessible from Montreal using the Province of Québec’s paved Route 131, the trip represents approximately 160 km.

A forestry Class 1 gravel road, measuring 8 km in length and connecting road 131, part of Québec’s Ministry of Transportation’s Road infrastructure to the Corporation’s industrial mining site, was constructed in 2021. This road crosses private lots on a length of about 1.1 km, for which an agreement was entered into with the landowner in connection with the establishment of a right-of-way in favour of the Corporation.

As for the Phase 2 Bécancour Battery Material Plant, it is located on lot 17 in the Bécancour Industrial Park, which is easily accessed by provincial highways and roads. The Corporation’s 200,000 square meter (“m²”) L-shaped property presents no environmental limitations for construction. The property is bordered to the north by a rail line and the Trans-Canada pipeline. Road access to the property is from the west side via Avenue G.A. Boulet. Approximately half of the Corporation property, areas to the south and east of the proposed plant will not be developed and will be reserved for future expansion or for use as construction lay-down areas.

All 159 claims composing the Mining Property are entirely owned by the Corporation. The present expiry dates of claims forming the property span from June 5, 2023, to August 11, 2025. A renewal fee of $10,428.75 is required to renew all claims which form the Tony Claim Block for an additional two years following their present expiry date.

Of the 159 claims forming the Mining Property, eight are suspended awaiting partial conversion to a mining lease. This requested lease covers an irregular buffer area approximately 70 meters wider than the proposed Life of Mine (“LOM”) open pit area presented in this report. In addition, an industrial land lease (lease # 394-18-914) covering an area of 20.2 ha, needed for the placement of the concentrator and related infrastructure, as well as a mine tailings land lease (lease # 278-17-914) covering 310.0 ha, has been obtained from the Ministère de l’Énergie et Ressources Naturelles (“MERN”). The industrial, tailings and mine leases need to be renewed separately and yearly.

On February 11, 2022, the partial lifting of a claim staking ban located on both sides of the restricted area centered over the Hydro-Québec powerlines, prompted the automatic expansion of bordering partial claims composing the Mining Property. The expansion of claims, as well as the liberation of parcels of claims by the lifting of restrictions, and their subsequent staking by the Corporation, added known graphitic mineralization to the Mining Property. This resulted in a recent request for the expansion of the proposed Mining Lease to capture known mineral resources that are now within the limits of the Mining Property. This request, which is pending approval by the MERN, adequately covers the LOM footprint presented in this report.

Figure 4.1
Matawinie Graphite Property, Lanaudière Administrative Region, Province of Québec
Main Roads
Tony Claim Block, Matawinie Property
Other Matawinie Property Claim Block
N
Kilometers
0
25
50
100
Projection: UTM NAD 83 Z18 Scale 1:1.7 M
Created by: Antoine Cloutier P. Geo, March 28, 2022
Province of Québec
Ontario
Matawinie Property
Québec City
Montréal
Toronto
USA
New York
Atlantic Ocean
Claim Block "A"
Claim Block "C"
Manawan
Ti-Nou Claim Block
Claim Block "F"
Claim Block "D"
Claim Block "E"
Town of Saint-Michel-des-Saints
Tony Claim Block or Mining Property
Québec City
Mont-Laurier
40
20
Bécancour
131
117
Province of Québec
Montréal
50
Province of Ontario
Ottawa
NOUVEAU MONDE GRAPHITE

Figure 4.1: Claim Map of the Matawinie Mine Project

Royalties and Other Agreements

Pursuant to a settlement agreement dated September 20, 2021, the Corporation has repurchased the portion held by 3457265 Canada Inc. of the net smelter return royalty (“NSR”) provided for an option agreement concerning the Matawinie Property dated February 28, 2014, as amended in January 2016. Under this same agreement, the Corporation has not yet repurchased the 0.2% NSR from M. Eric Desaulniers, which can be fully bought back by the Corporation at any time for the sum of $200,000. The NSR was sold to Pallinghurst Bond pursuant to the Matawinie royalty purchase agreement dated May 19, 2023.

The Matawinie Mine Project is subject to a 3.0% NSR with Pallinghurst International, which is subject to a 1% buy-back right in favour of the Corporation for an amount equal to $1,306,036, plus accrued interests at a rate of 9% per year from and after August 28, 2020, and up to August 28, 2024.

The Corporation granted a hypothec to Pallinghurst Graphite Limited over substantially all of the Corporation’s assets, including the mineral claims forming the Mining Property, to secure the Corporation’s obligations under a secured convertible bond in the principal amount of $15 million (the “Bond”). The obligations secured by the hypothec were extinguished with the conversion of the Bond in October 2021. The Corporation obtained a total discharge of the hypothec granted to Pallinghurst Graphite Limited securing the Bond. Previously, in December 2020, the Corporation and Pallinghurst Graphite Limited entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) pursuant to which, and subject to the terms of the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite Limited under the Bond had been assigned to Pallinghurst International.

As provided for in the royalty agreement with Pallinghurst International, the Corporation granted a new hypothec to Pallinghurst International on the Mining Property to secure the Corporation’s NSR obligations.

The Corporation also has a collaboration and benefit-sharing agreement with the Municipality, the Saint-Michel-des-Saints Collaboration Agreement. The corporation will pay to the Municipality the following amounts:

●	the greater of (i) 0.4% of the estimated net cash flow after taxes for the duration of the operation of the Matawinie Mine Project representing $400,000 annually or (ii) 2% of the net cash-flow after taxes resulting from the operation of the Matawinie Mine Project during a calendar year;
●	between the date of the Saint-Michel-des-Saints Collaboration Agreement and the first calendar year of commercial production, an aggregate annual amount of $400,000. This lump sum is an advance payment and will be deducted from the variable participation payments set out above in (ii) payable during commercial production; and
●	as of the second calendar year of commercial production and for each subsequent calendar year of operation of the Matawinie Mine Project, 1% of the net cash flow after taxes resulting from the operation of the Matawinie Mine Project during the preceding calendar year shall be injected into a fund to be established by the Corporation to help stimulate development projects for the communities of the Upper Matawinie region.

Risk Factors, Permits and Environmental Liabilities

As of the date of this Annual Information Form, there is no known significant factors or risks that may affect access, title, the right or ability to perform work on the Matawinie Mine Project. The Corporation is currently evaluating its options to have an access to the public road near the Matawinie Graphite Property. See “Risk Factors – Risk of New Mining Operations” for more information.

There are no liabilities, in connection with any environmental activity relating to or affecting the Corporation its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case, which would have a material adverse effect on the Mining Property.

The Mining Property’s main mineralized zones are located on public crown land. The Matawinie Mine Project footprint has no accessibility restrictions known to the Corporation.

None of the infrastructure of the proposed Matawinie Mine Project is located on private or leased land other than those belonging to the Corporation or one of its subsidiaries, except for a portion of the main access road for which an agreement was entered into with the landowner in connection with the establishment of a right-of-way in favour of the Corporation.

All governmental permits as well as all authorizations from the Municipality pertaining to exploration, geotechnical and hydrogeological exploration and characterization work to the date of the 2022 Technical Report have been obtained.

The ministerial decree authorizing the Matawinie Mine Project (Decree #47-2021) was granted by the Ministère de l’Environnement et de la Lutte contre les changements climatiques (the “MELCC”) on January 20, 2021. The Decree covers a commercial production level of 100,000 tonnes per year (“tpy”) of graphite concentrate, which will be used in part for the Corporation’s value-added anode strategy – supplying material for the electrical vehicle and renewable energy storage industries.

Table 4-2: Permits and Authorizations Acquired for Exploration Work, Various Characterization Works and the Demonstration Plants

For more details regarding the project description, location, and access, refer to chapters 4 and 5 of the 2022 Technical Report.

History

The Tony Block is located in an area that has mostly been ignored in terms of its mineral potential. No mention of work in the Tony Block by other mineral exploration companies has been found in the literature. At a more regional scale, the Système d’information géominière du Québec (“SIGEOM”) mineral occurrence database indicates a few mineralized showings in the general area, including an old mica mine and closed quartz (silica) quarries (Figure 6.1). The MERN and the Geological Survey of Canada (“GSC”) completed geological mapping in the area in the 1960s (Figure 6.2). The provincial government also carried out a recent lake bottom sediment sampling campaign.

550000
600000
Significant Mineral Occurence According to the MERN (SIGEOM)
Tony Claim Block Boundaries
1:50,000 NTS Sheet Coverage
Kilometers
0 5 10 20
Projection: UTM NAD 83 Z18 Scale 1:500K NTS: 31I, 31J
Created by: Antoine Cloutier P. Geo, March 15, 2022
Regional Geology (1:2M scale)
From SIGEOM, DV 2012-06
Migmatite
Paragneiss
Gabbro
Gneiss (charnokitic, mix)
Marble (Calc-silicate)
Anorthosite
Granitoid (orthopyroxene)
Gneiss, Tonalitic
Basalt
Granitoid
Orthogneiss
Syenite (alcaline intrusion)
N
Superior
Churchill
Grenville
Map Area
Québec City
Montréal
31P04
31P03
5200000
Maisonneuve
Mica Mine (closed)
Cu/Ni Occurence
31J15
31J16
31I13
31I14
31J10
31J09
031I12
031I11
Mica Occurence
Les Mines de Silice Supérieure Ltée.
Silica Mine (Closed)
Cu/Ni Occurence
NMG Graphite Occurence
(West Zone)
Town of
Saint-Michel-Des-Saints
Garnet Occurence
NMG Graphite Occurence
(Sout-East and South-West Zones)
Silica Occurence
Fe/Ti Occurence
5150000
31J07
31J08
031I05
031I06
Graphite Occurence
Cu/Ni Occurence
Cu Occurence
Cu/Ni Occurence
Rare Earth Occurence
Unimine
Silica Mine (closed)
Fe/Ti Occurence
NOUVEAU MONDE GRAPHITE

**Figure 6.1**
**Regional Geology, Tony Block, Lanaudière Administrative Region, Québec**

Figure 6.2
Local Scale Geology,Tony Block
Main Mineralized Zone Identified from 2014 to 2019
Tony Claim Block Boundaries
Kilometers
0 1 2 4
Projection: UTM NAD 83 Z18
Scale 1:100K NTS:31I/12, 31J/09
Created by: Antoine Cloutier P. Geo, March 15, 2022
1:50K Geology (from SIGEOM)
I2F-I2K Monzonite, Monzosyenite
M4 Paragneiss
I2P-I2J Jutonite, Diorite
I3P-I3J Leuconorite, Norite
M14-M13 Calc-Silicate, Marble
M1 Charnokitic Gneiss
M6-M1 Granitic Gneiss, Leucogranitic Gneiss
M6 Granitic Augen Gneiss
M7-M1 Granulite, Charnokitic Gneiss
M16 Amphibolite
Superior
Churchill
Grenville
Tony Claim Block
Quebec City
Montreal
North Zone
West Zone
North-East Zone
Far West Zone
East Zone
South-East Zone
South-West Zone
575000
580000
585000
5180000
5175000
5170000
5165000
5160000
NOUVEAU MONDE GRAPHITE

For more details regarding the history, refer to chapter 6 of the 2022 Technical Report.

Geological Setting, Mineralization, and Deposit Types

The Mining Property lies in the southwestern portion of the Grenville geological province, and more specifically in the Morin Terrane. The area is host to a variety of rock types, mainly composed of deformed metamorphosed sediments, including paragneiss and calc-silicates. Granitic and pegmatitic intrusions are also present and are observed locally on the Mining Property. The graphite mineralization identified in the Matawinie Mine Project is hosted in paragneiss horizons and appears as disseminated graphite flakes.

The majority of the lithologies present on the Tony Block are the typical metasedimentary rocks, which were assigned to being part of the “Grenville Series” of Logan (1863). The term Grenville Series was redefined as the “Grenville Supergroup” by Wynne-Edwards (1972). The principal lithologies diagnostic of the Grenville Supergroup are; aluminous paragneisses (garnet, sillimanite, biotite, graphite), marble (crystalline limestone), quartzite, amphibolite, and related rocks. All these lithologies occupy a large area in Québec, Ontario, and northern New York State, which is referred to as the Central Metasedimentary Belt; Mont-Laurier Basin; Monocyclic Belt, etc. Thus, the Tony Block lies within this Central Metasedimentary Belt (CMB).

A simplified 3D geological model of the West mineralized Zone was created by SGS Geological Services Inc. (Blainville, Québec) using the exploration drill core logs. The model is composed of five main lithologies, some of which are themselves composed of sub-lithologies. To create this geological model, lithologies traced over multiple sections and displaying thicknesses of at least 5 m were used. The main lithologies are as follows: Graphitic Paragneiss; Mixed Paragneiss; Charnockite; Biotite Paragneiss; and Metagabbro. A three-dimension representation of the geological model, including the Mineral Reserve pit shell is illustrated in Figure 7-6 and estimated tonnage in the Mineral Reserve pit shells per main lithology is available in Table 7-1.

Table 7-1: Main lithological units within the Mineral Reserve pit shell

Simplified Lithologies	Density	Volume (Mm3) (1)	Tonnes (Mt) (1)
Graphitic Paragneiss (mostly ore)	2.76	22.3	61.5
Mixed Paragneiss	2.85	15.1	43.2
Charnockite	2.67	2.9	7.7
Biotite-Rich Paragneiss	2.75	2.0	5.5
Meta-Gabbro	2.99	0.0	0.1
Overburden	2.10	7.4	15.5
(1) Volume and tonnage within the Mineral Reserve pit shell.

Figure 7-6: Simplified geological model of the West Zone and proposed open pit

Crystalline flake graphite mineralization has been the focus of exploration by the Corporation on its Mining Property. No other type of mineralization with economic potential has been observed.

For more details regarding the geological setting, mineralization, and deposit types, refer to chapters 7 and 8 of the 2022 Technical Report.

Exploration

Exploration work on the Mining Property was initiated in late 2013, when a detailed airborne geophysical survey was performed in the area. The 2013 survey was executed following positive results from a regional survey by 3457265 Canada Inc., pursuant to the instructions provided by the Corporation's technical staff, covering over 2,100 square kilometres (“km2”) (confidential internal documents).

The Corporation’s field exploration programs on the Matawinie Mine Project focused on graphite exploration consisting of:

●	airborne Time Domain Electromagnetic (“TDEM”) surveys (2013 and 2015);
●	ground prospecting of conductive targets identified by the airborne surveys (2014-2015);
●	ground geophysical surveying using a portable TDEM system (2014-2019);
●	trenching and channel sampling of the main conductors (2014-2016);
●	drilling of the main mineralized zones (2015- 2021);
●	metallurgical testing of surface and drill core samples.

An overview of the significant 2013 to 2021 exploration results are summarized in Figure 9-1 except for the metallurgical test results.

West Zone
North Zone
North-East Zone
Far-West Zone
East Zone
South-East Zone
South-West Zone
Map area
TO-14-TR-4
5.1% Cg / 25.8 m
TO-14-TR-1
4.3% Cg / 46 m
TO-16-TR-11
Best results
4.41% Cg / 40 m
3.49% Cg / 12 m
Mineralization open
to the West.
TO-14-TR-2
5.7% Cg / 22 m
West Zone Deposit / Matawinie Mine Mineral Reserves
Proven & Probable : 61.7 Mt @ 4.23 % Cg (2.6 Mt Cg)
Cut-off grade: 2.20% Cg
Open pit waste to ore strip ratio of 1.16 : 1
Life Of Mine (LOM): 25 Years
TO-14/16-TR-3
Best results:
4.06% Cg / 36 m
4.84% Cg / 40 m
4.83% Cg / 42 m
Lac Aux Pierres
TO-15-TR-7
Best results:
4.00% Cg / 26 m
TO-15-TR-9
Best results:
3.09% Cg / 26 m
TO-15-TR-8
Best results:
4.47% Cg / 38 m
Mineralization open
to the West.
TO-16-TR-10
Best results:
5.41% Cg / 38 m
3.86% Cg / 38 m
Mineral Resource Estimate:
Measured: 28.5 Mt @ 4.28 % Cg (1.22 Mt Cg)
Indicated: 101.8 Mt @ 4.26% Cg ( 4.33 Mt Cg)
Inferred: 23.0 Mt @ 4.28% Cg (0.98 Mt Cg)
Cut-Off Grade: 1.78% Cg
Mineral Resource Estimate for the South Zones:
Indicated: 26.3 Mt @ 3.73 % Cg
Inferred: 19.2 Mt @ 3.67 % Cg
Cut-Off Grade = 2.5 % Cg
TO-15-TR-6
Best results:
3.74% Cg / 62 m
4.47% Cg / 48.5 m
3.47% / 44.5 m
TO-15-TR-5
Best results:
3.91 % Cg / 94 m
5.18 % Cg / 8 m
578000
579000
580000
581000
582000
583000
5166000
5165000
5164000
5163000
5162000
2015-2021 Exploration & Infill Drilling
2014-2016 Trench
2014-2015 Significant Grab Sample (> 5 % Cg)
Conductive Area Interpreted From PhiSpy Surveys
Pit Constrained Mineral Resource Footprint
Mineral Reserve Pit Envelope Footprint
Main Mineralized Zone
Mineral Resource Pit Shell Footprint
Tony Claim Block Boundaries
2013 & 2015 Airborne TDEM Field Response
High : 500
Low : 20
0
0.5
1
2
Kilometers
Projection: UTM NAD 83 Z18 Scale 1:25,000 NTS: 31I12
Created by: Antoine Cloutier P. Geo, July 6, 2022
NOUVEAU MONDE GRAPHITE

**Figure 9.1**
**2013-2022 Significant Exploration Results**

Figure 9-1: Significant 2013-2022 exploration results

From 2014 to 2019, ground PhiSpy TDEM surveys totalling 183 line kilometres using 100 m line spacing in the targeted areas and 25 m line spacing over the more promising southeast, southwest and west zones, was performed. The PhiSpy survey results provided a detailed outline of the conductive areas and thus possible mineralized zones, which were used as a basis for planning the trenching and drilling programs.

Trenching on the Matawinie Mine Project from 2014 to 2016 confirmed the extent of the graphite mineralization on the Mining Property. The trenching work targeted wide conductors on each of the main conductive zones outlined by the 2015-2016 ground PhiSpy surveys. A total of 511 channel samples were collected from the Tony Block. The results from trenches TO-14/16-TR-03, TO-16-TR-10 and TO-16-TR-11 (207 samples) were used in the mineral resource estimate for the west Zone Deposit (“West Zone”).

For more details regarding the exploration, refer to Chapter 9 of the 2022 Technical Report.

Drilling

Exploration drilling on the Mining Property targeted wide conductors on each of the main conductive areas outlined by the 2014 to 2019 ground PhiSpy surveys. A total of 196 sampled exploration holes were drilled in the Matawinie Mine Project totalling 33,016.70 Metres (“m”). This includes 149 sampled holes totalling 26,203.74 m drilled in the West Zone deposit. The exploration drill holes mentioned above do not include 24 holes drilled for the pit slope geotechnical studies and 89 vertical holes for other purposes such as overburden thickness surveys, environmental monitoring, and hydrogeological modelling in the West Zone deposit area.

Mineralization was intercepted 476 times by drilling in the West Zone resulting in the interpretation of a mineralized envelope of about 100 m to 150 m thick from which 23 graphitic horizons, or volumes (17 groups of mineralized intervals), were interpreted. These horizons can be followed, sometimes sporadically, over 3 km. An additional feature of the West Zone is that some of the horizons separate and coalesce to form wider mineralized volumes. The longest intersection along drill cores returned a graphite content of 4.76% Graphitic Carbon (“C(g)”) over 109.9 m although this intersection is considered as being down dip. Mineralization is open to the north, to the south and at depths greater than 200 m from the surface.

The drilling in the southeast zone of the south deposit consisted of nine holes for a total of 1,551.99 m drilled. Mineralization was intercepted 13 times by drilling resulting in the interpretation that the southeast zone is composed of two main mineralized horizons (S1 and S2). The highlight of the southeast zone is the large width of the mineralized horizons. From section S2600 to section S2900 (300 m length), the mineralized horizon ranges from 117 m to 160 m true width, with grades varying from 3.19% to 3.62% C(g).

The drilling in the southwest zone of the south deposit consisted of 22 holes for a total of 2,616.6 m drilled. Mineralization was intercepted 57 times by drilling resulting in the interpretation that the southwest zone is composed of two main mineralized horizons (S1 and S2). The highlight of southwest zone is a first graphitic horizon (S1) about 30 m thick, followed by a mostly barren interval between 25 m and 63 m thick, and finally, a second graphitic horizon (S2) around 40 m to 50 m thick, with both graphitic horizons varying from 2.79% to 5.29% C(g).

A total of 16 other exploration holes totalling 2,644.37 m was drilled in other mineralized zones on the Mining Property. Although most of these holes intercepted graphite mineralization, the potential for the presence of an economic deposit was lower than that for the west, south, east and southwest zones, due to thinner mineralized intercepts and/or lower graphite grades.

Drill core Quality Control and Quality Assurance (“QA/QC”) samples, including blanks, duplicates and graphite standards, were included in the drill core sample stream. Out of the 11,736 drill core samples from the Tony Block sent for graphic carbon C(g) analysis, 1,225 were sent as quality control samples, including

907 QA/QC samples from the 9,181 West Zone core samples. Quality control sample results retuned within acceptable limits. No bias was introduced in the sampling procedures.

The following table (Table 10-1) lists sampled exploration and definition drill hole information per mineralized zone.

Table 10-1: Tony Block Exploration Drilling Summary

Notes:

(1) The West Zone is the main subject of the 2022 Technical Report as it contains the only mineral reserves identified at the 2022 Technical Report effective date on the Mining Property.

(2) All analyses were performed by ALS Minerals Laboratories. See below for a description of each type of analytical package. QA/QC samples not included.

●C-IR18 [C(g) by LECO®].
●S-IR08 (Sulphur or "S" by LECO®).
●ME-MS41 (Multi-Element analysis of 51 elements by Aqua Regia extraction followed by Mass Spectroscopy).
●AU-AA23 (Gold "Au" analysis by fire assay followed by atomic absorption).
●OA-GRA08 (specific gravity by measuring the weight of a core sample in air and in water).
●OA-GRA08b (specific gravity by measuring the weight of a displaced solvent by adding 3 g of a powdered sample).

For more details regarding the drilling, refer to chapter 10 of the 2022 Technical Report.

Sampling, Analysis, and Data Verification

The drill program geologists, Mr. Yvan Bussières (2015) and Mr. Bernard-Olivier Martel (2015 to 2021) determined the sample intervals and supervised the core sampling operations. These were all performed in a secure storage facility located at 480 Rue des Aulnaies in SMDS until 2019 when the core logging and splitting operations moved to 600 Rue de la Forex in SMDS, at the Corporation’s demonstration plant facilities. The main purpose of the core sampling is to determine the grade of the graphitic horizons which is used to determine the graphite resources and reserves.

Samples were sent to the ALS Minerals laboratories (“ALS”) facilities located in Val-d’Or, Québec, for crushing and pulverizing. The resulting pulps were sent to the ALS facilities in North Vancouver, British Columbia, for analysis. Blanks, standards and duplicate samples were added to the sample stream by the Corporation as part of quality control procedures. Some duplicate samples were also sent to Actlabs in Ancaster (Ontario) to validate graphite content results measured by ALS. Mr. Martel is of the opinion that there was no sample bias and that the results are representative of the mineralized zones located on the Tony Claim Block.

Drill core sampling was done as follows:

●	drill core samples were selected when the geologist observed above an estimated 1% C(g) content;
●	the geologists choose an additional sample before and after the graphitic interval. These samples confirm the limits of the graphitic horizon, which help to connect the graphitic horizons between holes during the construction of the resource model;
●	the typical sample length used for the Project is 2 m, however, sample length was adjusted to the lithological contact or when graphite content varies greatly (samples were no longer than 3.95 m and no smaller than 0.1 m during the 2015 to 2019 drilling programs);
●	the geologist marked the beginning and end of each sample on the core using a wax pencil;
●	the geologist added two water-resistant tags bearing the sample number in the core box. One tag was placed in the sample bag once the core splitting was completed, and the other was stapled in the core box at the end of each sample run; and
●	the drill core sample was split into two core quarters and one core half by a technician using a water-cooled rock saw equipped with a diamond blade. One of the quarter cores was bagged and sent for analysis and the remaining quarter, as well as the remaining half, was kept as reference and for possible metallurgical testing.

Sample Preparation and Analysis

Samples were sent to ALS At the ALS facilities in Val-d’Or, Québec, samples were entirely crushed to less than 2 millimetres (“mm”), and a 250 g representative portion of the sample was crushed to less than 75 microns. The resulting pulps were sent for analysis to the ALS facilities in Vancouver, British Columbia.

ALS’s Val-d’Or and Vancouver geochemistry laboratories conform with requirements of CAN-P-1579, CAN-P-4E (ISO/IEC 17025:2005) and as such, are regularly audited by the Standard Council of Canada.

All of the 2015 to 2019 drill core samples underwent C(g) analysis by LECO® analyzer using ALS’s C-IR18 package.

In 2015, approximately one sample per drill section was also analyzed using ALS’s C-IR07, ME-MS41 and Au-AA23 packages and one in every five samples was analyzed using the S-IR08 package.

From 2016, all samples underwent ALS’s C-IR18, C-IR07 and S-IR08 analysis packages. ALS’s multielement analysis package ME-MS41 was performed at every 10 m in mineralized intervals with a minimum of one sample. This type of analysis was also performed at each major lithological change along each drill hole.

The C-IR18 package consists of digesting 1 gram (“g”) of prepared sample in acid followed by a roasting phase and then by burning in a combustion furnace. The purpose of this method is to remove the carbon associated with carbonate minerals, like calcite, by acid digestion, followed by roasting to eliminate any organic carbon undigested by the acid, and finally, by burning the remaining carbon in the combustion furnace to measure what is considered as graphitic carbon.

The C-IR07 package determines the Total Carbon content (“C(t)”) using a LECO® analyzer. The difference between the C(t) and the C(g) indicates the amount of carbonated mineral(s). The purpose of this method is to measure the total carbon (organic carbon, carbon within carbonate minerals and graphitic carbon) within the sample.

The S-IR08 package determines the total Sulphur Content (“S%”) using a LECO® analyzer. The S-IR08 method consists of burning 1 g of prepared sample in a combustion furnace.

The ME-MS41 package determines the content of 51 elements in the sample. This was performed to determine whether graphitic horizons contained any economic grades of other types of metals and/or minerals as well as elements which could be considered as potential contaminants. To increase the probability of obtaining a greater number of contaminants, the selected sample was generally one visually displaying higher sulphide content. The ME-MS41 method consists of digesting 0.5 g of a prepared sample by Aqua Regia extraction followed by an ICP-MS finish.

The Au-AA23 package determines the gold content. This method consists of taking 30 g of pulverized rock to be treated by the method of lead fusion followed by cupellation and the digestion of the metallic bead in an Aqua Regia solution, followed by an analysis using Inductively Coupled Plasma Mass Spectrometry (“ICP-AES”). This type of analysis was only performed in 2015 and no significant Au content was measured.

Due to the nature of the mineralization, the graphite easily creates a greasy substance that attaches itself to the jaws of the crushers as well as the ring and puck of the pulverisers during sample preparation at the laboratory. Furthermore, the graphite dust also sticks to the jaws, ring and puck, and the standard procedure of using compressed air cleaning between samples is sometimes insufficient to properly clean the equipment. To minimize contamination in the laboratory sample preparation process, the Corporation added ALS methods WSH-21 and WSH-22 to the samples shipped after October 2015. These methods consist of cleaning the crushers with barren material (WSH-21) after every sample and cleaning the pulverisers with barren material (WSH-22) after every sample. Only method WSH-22 was used for the 2018 and 2019 samples.

Data Verification

The Qualified Person (“QP”) of chapter 12. Data Verification of the 2022 Technical Report, Mr. Yann Camus P.Eng., Mineral Resource Estimation Engineer for SGS Geological Services, performed verifications for the Corporation’s 2017 NI 43-101 Technical Pre-Feasibility Study Report for the Matawinie Graphite Project dated December 8, 2017, additional verifications in 2018 for an updated Pre-Feasibility Study (Updated resources announced in the June 27, 2018, press release: “Nouveau Monde Increases Its Indicated Resources to 95.8 million tonnes (“Mt”) at a Grade of 4.28% C(g) for Its West Zone Graphite Deposit – Matawinie Property”) as well as the 2018 NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project (the “2018 Feasibility Study”), dated December 6, 2018, and the 2020 Resource Update (Updated resources announced in the March 19, 2020, press release: “Nouveau Monde Announces Updated Resource Estimate and Increases Combined Measured & Indicated Resources by 25% to 120.3 Mt @ 4.26% C(g)”). Some verification was also performed for the 2022 Feasibility Study. The following actions were taken to ascertain that the database supporting the estimation of resources is sound and reliable:

●	site visits on August 18, 2021, November 27, 2019, June 21, 2018, and November 9, 2016;
●	independent sampling (2016); and
●	multiple databases and other document verifications (2016/2018/2021).

SGS Canada Geological Services was hired by the Corporation to update the mineral resources for the Matawinie Mine Project. Mr. Yann Camus, P.Eng. oversaw this mandate for SGS Canada Geological Services.

Standard verification was carried out: extreme values, data going beyond hole depth, check of gaps in the information, search of collar inconsistencies. Only minor details needed some changes, and the data was deemed acceptable for the resource modelling and estimation.

The verification of the Corporation database was satisfactory for the preparation of the resource estimation. The site visit allowed multiple verification. Everything corresponded well to the information provided by the Corporation. All verification from 2016, 2017, 2018, 2019 and 2021 for the drill holes confirmed the database information. The standard database verification performed by the QP indicates a sound database, reliable for the estimation of resources.

For more details regarding the sampling, analysis, and data verification, refer to chapters 11 and 12 of the 2022 Technical Report.

Mineral Processing and Metallurgical Testing

The mineral processing and metallurgical testing programs are separated in two groups. The first group is related to the process development for the Matawinie beneficiation plant at the mine site, and the second group is related to the development of the process for the Bécancour Battery Material Plant project.

Phase 2 Matawinie Mine Project (Mineral Processing Plant)

Between 2013 and 2021, multiple metallurgical process development and optimization programs have been carried out on samples from the Matawinie graphite mineralization. The initial programs focused on the development of a flow sheet that maximizes concentrate grades and recovery, while minimizing flake degradation. The flow sheet that was developed for the PEA was optimized and validated during the pre-feasibility study (“PFS”) and feasibility study (“FS”) studies. All components incorporated in the Matawinie Mine Project process are mature technologies that have been demonstrated in many concentrators over the past several decades. The proposed flowsheet and conditions proved robust to produce a concentrate grade of 97% C(t) at a total carbon recovery of 93%. The graphite tailings are subjected to a desulphurization stage that separates most sulphides from the balance of the flotation tailings to produce two separate tailings products, namely one high-sulphur low mass and one low-sulphur high mass.

The Corporation constructed a flotation demonstration plant in 2018 to help de-risking the process and to produce larger quantities of flotation concentrate for customer evaluation and downstream value-add process development. Some of the unit process operations that were optimized in the demonstration plant to de-risk the process included the specific flotation technology for the commercial plant (tank cells and flash flotation), the cleaner circuit grinding equipment (polishing and stirred media mills), and the configuration of the desulphurization circuit.

Multiple programs were completed with equipment vendors and independent labs after completion of the Feasibility Study to support equipment selection during detailed engineering. These programs included a validation program for the comminution circuit, solid-liquid separation programs for tailings and concentrate streams, drying tests, and wet classification of intermediate concentrates. Further, supplemental tests were carried out to assist in the design of product handling systems.

Preliminary Economical Assessment

The metallurgical programs started with initial scoping level flotation tests on grab and trench samples and culminated in a scoping level flow sheet development program that supported the PEA. The process flow sheet that was developed during this phase of testing is depicted in Figure 13-1 below.

The robustness of the flow sheet was confirmed in a small variability flotation program that tested seven different composites from the west and south zones. The concentrate grades ranged between 94.4% C (t) and 99.5% C (t) with open circuit total carbon recoveries of 81.5% to 88.5%. No closed-circuit flotation tests were carried out as part of the initial flow sheet development program.

The reagent regime comprised of frother Methyl Isobutyl Carbinol (“MIBC”), collector diesel, pH modifier lime, sulphide activator Copper Sulphate (“CuSO4”), and sulphide collector Potassium Amyl Xanthate (“PAX”).

Two bulk concentrate production pilot plant campaigns on 12 tonnes and 50 tonnes of mineralized south zone and West Zone material, respectively, demonstrated the scalability of the proposed process flow sheet and conditions.

Figure 13-1: Scoping Level Matawinie Process Flow Sheet

The open circuit test results were analyzed and compared with similar projects that published both open and closed-circuit flotation Locked Cycle Test (“LCT”) test data. The overall graphite recovery was projected at 89.5% at a combined concentrate grade of 97.3% C(t).

The results of the size fraction analysis of the graphite flotation concentrate are presented in Table 13-1. These metallurgical results were used in the PEA that was completed in 2016 prior to the start of the flow sheet optimization program in 2017.

Table 13-1: Mass and Grade Distribution of Concentrate of Scoping Level Flow Sheet Development Program

Pre-Feasibility Studies

The flowsheet optimization program included a sequential development of the rougher, primary cleaning, and secondary cleaning circuits. This development strategy is paramount to ensure that each unit operation is near optimized before proceeding with the next processing step.

The PEA flowsheet was confirmed in the flowsheet optimization program and modifications included primarily adjustments to the grinding conditions, reagent dosages, cleaner flotation stages, and flotation times. The optimized flowsheet produced combined concentrate grades of over 98% C(t).

While the original objective of developing a flowsheet and conditions to maximize final concentrate grades remained in effect until the end of the development program, a lower-grade target of 94% C(t) was established at the start of the program. This lower grade was achieved with a primary cleaning circuit only.

Towards the end of the program, the Corporation adjusted this grade target to 95% C(t), which necessitated the addition of a secondary cleaning circuit for the fines.

Figure 13-2: Matawinie PFS Process Flow Sheet

An LCT was carried out on the West Zone Master composite using the PFS flow sheet and proposed conditions. The results of the mass balance and size fraction analysis are presented in Table 13-4 and Table 13-5, respectively.

The combined concentrate graded 97.0% C(t) at a graphite recovery of 97.4%. A total of 16.5% of the concentrate mass reported to the +48 mesh size fraction and another 31.6% to the -48/+80 mesh product. The -100 size fractions contained 40.2% of the concentrate mass. All size fractions graded 96.2% C(t) or higher.

Table 13-4: Mass Balance of LCT

Table 13-5: Size Fraction Analysis of LCT Combined Concentrate

Desulphurization tests were completed to evaluate the impact of different sulphide activator and collector dosages on the sulphide grade of the low-sulphide tailings stream. The magnetic separation stage recovered between 8.2% and 19.3% of the sulphides. The higher recoveries coincide with the tests that produced the lower sulphur recovery into the flotation concentrate.

One flotation test was performed on each of the eight variability composites. The tests were conducted as open-circuit tests, with only a primary cleaning circuit. The average concentrate grade and total carbon recovery of the eight tests were 96.2% and 94.5% C(t), respectively. The concentrate grades ranged between 95.1% and 97.6% C(t) and carbon recoveries fell within a narrow range of 3.6%, from 92.4% to 96.0%.

In conclusion, the flow sheet optimization program to support the PFS built upon the results of the PEA metallurgical program and culminated in an optimized flowsheet and conditions that produced a graphite concentrate grade of 97.0% C(t) and 97.4% carbon recovery. The flow sheet development focused on maximizing graphite concentrate grade and recovery, while minimizing flake degradation. The flowsheet selected for the PFS was a simplified version without the +80 mesh secondary cleaning circuit as a result of a lower concentrate grade target.

Samples of the graphite flotation concentrate, high-sulphur Potentially Acid Generating (“PAG”) tailings, and desulphurized Non-Acid Generating (“NAG”) tailings were submitted for product characterization tests (solid-liquid separation, self heating, and acid base accounting).

Feasibility Studies

The metallurgical test program that was completed in support of the FS was mostly limited to validation testing and the investigation of specific process opportunities and risks. Only a desulphurization flowsheet optimization was completed during the FS metallurgical test program. Other activities included:

●	Completion of a comprehensive comminution program to generate more reliable data for sizing of crushing and grinding equipment;
●	Mineralogical examination of samples that represents different areas of the West Zone mineralization to determine mineral composition and association of graphite;
●	Locked cycle testing using a mine plan composite to confirm that a master composite that represents the first several years of mining operation provides consistent metallurgical response using the established process flow sheet and conditions;
●	Confirmation of the robustness of the flowsheet and conditions with several variability composites that represent specific areas of the Mineral Resource;
●	Optimization of the desulphurization circuit to ensure that the low-sulphur tailings stream is non-acid generating;
●	Assessment of the impact of circulating process water with residual sulphide collector;
●	Simulation of the SkimAir® technology in the primary grinding circuit to determine if a coarser concentrate product can be obtained.
●	Several comminution tests were carried out on six Variability Composites (“VAR”) and one bulk sample that was retained from a 50 t bulk concentrate production pilot plant campaign. Since the drill core that was available for the VAR samples was not suitable for MacPherson, JK DropWeight, and low-energy impact testing due to its small particle size, the bulk sample from a 50-tonne PP was used instead for these tests (Peters, 2017/2018).

One LCT was carried out using a FS Master composite to confirm the robustness of the flowsheet and conditions that were developed during the PFS metallurgical program using a new mine plan composite. Further, seven variability composites were also subjected to open circuit cleaner flotation testing to confirm the metallurgical response. A secondary objective of the tests was to confirm the average flake size distribution of the final concentrate and the expected variation as a function of the location.

The variability composites represented larger areas to cover the proposed mine plan. Higher variation in the flake size distribution is expected on a smaller scale, which may affect the product basket of the processing plant on a day-by-day basis.

The LCT flow sheet is depicted in Figure 13-3 below. The open circuit cleaner tests employed the identical flow sheet, but without circulation of the intermediate streams.

Figure 13-3: FS Locked Cycle Test Flowsheet

The LCT mass balance and results of the size fraction analysis on the final concentrate are presented in Table 13-7 and Table 13-8, respectively. The graphite recovery into the final concentrate was 94.3% at a combined concentrate grade of 97.0% C(t). Based on these results, a 97% C(t) grade and 94% graphite recovery were used for the mass balance of the FS.

A total of 13.5% of the concentrate mass reported to the jumbo flake category of +48 mesh (+300 microns) and 43% into the combined large and jumbo flake categories of +80 mesh (+180 microns).

Table 13-7: Locked Cycle Test Results

Table 13-8: LCT Graphite Concentrate Size Fraction Analysis

Phase 2 Bécancour Battery Material Plant

Micronization and Spheronization

The micronization and spheronization (“M/S”) sector is divided into two main steps. The first step consists of graphite particle size reduction. The concentrated graphite (“CG”) is micronized to break down the coarser flakes to a size that is suitable for the subsequent spheronization step. The second step is the spheronization and can be seen as a shaping process. The main objective is to round the graphite particles to increase the density of the spherical graphite (“SG”). The density of the SG is measured in terms of tap density which represents an increased bulk density attained after mechanically tapping a container containing the powder sample. Two SG products will be produced at this spheronization step. The primary

SG will be produced directly from the micronized graphite, and it will have a coarser particle size. The main objective of the secondary spheronization batch process is to produce a finer SG product.

In-house large-scale testing and original equipment manufacturer (“OEM”) test centres were used to identify the optimum process configuration to obtain spheronized material that responds to the criteria of various potential clients of the battery material industry. In 2019, the Corporation acquired a M/S unit able to process and spheronize 120 kg/h of graphite from an OEM. This equipment was selected based on trials previously performed at the OEM test centre that showed promising results. This unit was installed in SMDS at NMG’s Demonstration Value-Added Plant (“DVAP”) and was used to perform more than 2,400 tests on the Corporation’s graphite to better understand the spheronization process. In 2022, the Corporation also acquired a different 250 kilowatt (“kW”) micronizing and shaping unit to increase the capacity of the DVAP installation and confirm the OEM test results on a full-size commercial unit.

Numerous tests were also performed at different OEMs and institutional test centres to evaluate the equipment capability and final product characteristics from 2016 to 2022.

The Corporation also characterizes the properties of the by-products resulting from the spheronization process. Several options have been evaluated to valorize the fines, or alternatively, they can be sold as carbon risers.

Figure 13-9: M/S Sector Testwork Flow Sheet

Purification

The purification process used by the Corporation to produce battery-grade graphite above 99.95% carbon is called “carbochlorination” where metal oxides are converted into their corresponding metal chlorides in the presence of carbon and chlorine gas. The advantages of this technology include a much lower reaction temperature when compared to the conventional thermal process and the absence of hazardous wastes, such as fluorides, that are generated by the commonly used chemical purification process.

A similar process has been used in the past to produce ultrapure graphite for the nuclear industry but at a non-economical cost for the battery industry. A key improvement of the Corporation’s process is the custom-designed hybrid furnace, enabling a higher volume of graphite to be treated per batch and faster turnaround per cycle. The result is an economically sound and environmentally safe operation. The hybrid furnace is a combination of lengthwise graphitization (“LWG”) and Acheson furnaces used in the production of synthetic graphite.

Laboratory work conducted at two test centres has demonstrated that the target purity is obtained with carbochlorination, and a demonstration plant has been built inside electrolysis hall #1 at the Olin facility in Bécancour. The project charter and the operating permit is for the production of 250 tpy of purified graphite at 99.95%. However, the demonstration plant has been designed with the goal to demonstrate a capacity of 2,000 tpy and to minimize the scale-up required for a commercial operation.

Pre-operational verification (“POV”) began in June 2021 and the transformer-rectifier unit was put into service on July 17, 2021. POV of furnace #1 was done, starting on July 22 and furnace #2 starting on October 28. A total of 20 batches were completed as of June 8, 2022, one every 15 days on average. Final operating and cycle time parameters are not confirmed, and test works will continue during the Second Half of 2022 (“H2 2022”) to finalize the commercial scale up criteria and the number of furnaces required in the commercial plant.

Coating

The coating process of the Corporation's spheronized and purified graphite is the last important step in upgrading graphite to qualify the product for optimum economic performance in the anode materials for the lithium ion (“Li-Ion”) battery sector. This step consists of the application of a nanometric layer of amorphous carbon on the surface of spheronized and purified graphite (“SPG”), to enhance the rate of performance sought by the Li-Ion battery manufacturers.

This coating process is carried out in several stages starting with the micronization of solid carbon precursor which is mixed with the spheronized graphite at a specific dosage. This uniform mixture is then heated in successive stages inside a furnace or in a high temperature reactor for the pyrolysis of the carbon precursor on the surface of the graphite which is then calcined to obtain an amorphous carbon on the surface. Deagglomeration and sieving steps are then carried out to ensure the particle size required by the various customers is obtained.

To establish the selection of the proper technology, precursor type and to prove the coating concept, the Corporation performed different studies and tests in independent laboratories and at suppliers’ test facilities. Most technology thereby chosen by the Corporation is being widely used in the industry, further tests were performed to establish the optimal proportions of SPG and precursor and other process parameters.

In the first stage, to determine the required process conditions and type of precursor needed for amorphic carbon coating, multiple laboratory tests were performed at the Canadian National Research Council (“CNRC”) based on literature reviews and experience from consulted experts. These trials were then evaluated, with electrochemical tests in half coin cells, to establish the baseline process conditions for the following steps.

The base line conditions were then tested at a pilot scale performed at a suppliers’ facility. The material was subsequently evaluated to confirm the results obtained in the laboratory.

This became the baseline for the construction of the Phase 1 Battery Material Plant, a 2,000 tpy coating line in SMDS, that will be used to optimize the process conditions.

For more details regarding the mineral processing and metallurgical testing, refer to Chapter 13 of the Matawinie Mine Technical Report.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The block model used to generate the current resource of the West Zone for this FS has an effective date of May 20, 2022. This resource is based on a total of 173 core drill holes which produced 8,274 samples as well as 207 samples collected from channelling work in three trenches. This does not include the quality control samples that are comprised of 365 duplicates, 364 blanks and 178 standard samples, all of which returned within acceptable limits. In all, 23 mineralized volumes (17 groups of mineralized intervals) encased in paragneiss units were interpreted and modelled from this data.

The current resource block model for the West Zone deposit was prepared by Mr. Yann Camus, P.Eng., of SGS Canada Geological Services located in Blainville, Québec, Canada, using the Genesis© mining software. Interpolation was performed using Inverse Square Distance (“ID2”) as well as different search ellipsoids that were adapted to the geology of the deposit. The block model was then processed by GEOVIA’s Whittle™ software to provide an optimized pit. The optimized pit containing the current resource was limited to the Matawinie Mine Project boundary to the south of the West Zone Deposit at the effective date of the resource estimate. The mineral resources of the West Zone, or the Matawinie Mine Project, are presented in the Table 1-1.

Table 1-1: Pit-Constrained Mineral Resource Estimate for the West Zone(1)

Notes:

(1) The mineral resources provided in this table were estimated by Mr. Yann Camus P.Eng. QP of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

(2) Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated mineral resources to Measured Mineral Resources. There is no certainty that any part of a mineral resource will ever be converted into reserves.

(3) All analyses used for the resource estimates were performed by ALS and delivered as % C(g), internal analytical code C-IR18.

(4) Inferred mineral resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.

(5) Current resource still effective July 6, 2022, because no new data is available for the West Zone and no material has been extracted since the mineral resource estimate dated May 20, 2022.

(6) Mineral resources are stated at a cut-off grade of 1.78% C(g).

(7) Standards used for this resource update are the same standards produced over the course of the FS (results published December 10, 2018) and the resource update (results published March 19, 2020). The difference comes mainly from a newly accessible land package along the Hydro-Québec power line.

The 2022 Technical Report also presents resources for the south zones, which are also located on the Tony Claim Block. The south zones are separated into the southeast and southwest zones. The south zones resource details are available in the PEA report: “Preliminary Economic Assessment Report for the Matawinie Graphite Project” by Norda Stelo dated August 5, 2016. Details of the PEA Resources can be found in the report available on the Corporation’s web site and on SEDAR. SGS has audited the PEA resource methodology as well as the overall quantities. These Mineralized zones are considered a lower priority than the West Zone as detailed in the PEA.

The south zones resources have been prepared with similar methodology as the West Zone presented in this report. The Mineral Resources of the south zones are presented in the Table 14-11 below.

Table 14-11: Pit-Constrained Mineral Resource Estimate for the South Zones

Notes:

(1) The mineral resources provided in this table were estimated by Mr. Yvan Bussières, P.Eng. (Québec) and Mr. Antoine Yassa, P.Geo., using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

(2) Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert inferred and indicated mineral resources to measured mineral resources. There is no certainty that any part of a mineral resource will ever be converted into reserves.

(3) All analyses used for the Resource Estimates were performed by ALS and delivered as % C(g), internal analytical code C-IR18.

(4) Inferred mineral resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.

(5) Current Resource still effective July 6, 2022, because no new data is available for the south zones and no material has been extracted since the southeast and southwest Resource Estimate dated December 15, 2015 (Bussières and Yassa, 2016).

(6) Mineral resources are stated at a cut-off grade of 2.5% C(g). This is more conservative than current cut-off grade.

To get an idea of the sensitivity of the resource numbers to changes in economical parameters, the resource table was estimated at various cut-off grades that all correspond to reasonable economic scenarios. All cut-off grades presented meet the “reasonable prospects for eventual economic extraction” criteria. The results are shown in Table 14-12 below.

Table 14-12: Sensitivity of the Pit-Constrained Mineral Resource Estimate for the West Zone (1)

Notes:

(1) The mineral resources provided in this table were estimated using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

(2) Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert inferred and indicated mineral resources to measured mineral resources. There is no certainty that any part of a mineral resource will ever be converted into reserves.

(3) All analyses used for the resource estimates were performed by ALS and delivered as % C(g), internal analytical code C-IR18.

(4) Inferred mineral resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher resource category.

(5) Current resource effective May 20, 2022.

(6) Standards used for this resource update are the same standards produced over the course of the FS (results published December 10, 2018) and the resource update (results published March 19, 2020). The difference comes mainly from a newly accessible land package along the Hydro-Québec power line.

Mineral Reserve Estimate

The Matawinie Mine Project will be mined using conventional open pit mining methods consisting of drilling, blasting, loading, and hauling. Ore will be hauled to the primary crusher and waste rock and tailings will be placed in a Co-disposal Storage Facility (“CSF”). The CSF will initially be located at the surface and as of Year 7, will be placed inside the mined out open pit. The project LOM plan and subsequent mineral reserves are based on a graphite concentrate selling price of 2,135$/t and a 25-year LOM plan. The effective date of the mineral reserve estimate is July 6, 2022.

Development of the LOM plan included pit optimization, pit design, mine scheduling and the application of modifying factors to the measured and indicated mineral resources. The reference point for the mineral reserves is the feed to the primary crusher. The tonnages and grades reported are inclusive of mining dilution, geological losses, and operational mining losses.

The mineral reserves for the Matawinie Mine Project were prepared by Mr. Jeffrey Cassoff, P.Eng., Senior Mining Engineer with BBA Inc.; a QP as defined under National Instrument 43-101.

Table 15-1 below presents the Mineral Reserves that have been estimated for the Matawinie Mine Project, which include 17 Mt of Proven Mineral Reserves at an average grade of 4.16% C(g) and 44.3 Mt of Probable Mineral Reserves at an average grade of 4.26% C(g) for a total of 61.7 Mt of Proven and Probable Mineral Reserves at an average grade of 4.23% C(g). To access these Mineral Reserves, 15.5 Mt of overburden and 56.2 Mt of waste rock must be mined, resulting in a strip ratio of 1.16:1.

Table 15-1: Matawinie Mine Project Mineral Reserves

Notes:

(1) The Qualified Person for the Mineral Reserve Estimate is Mr. Jeffrey Cassoff, P.Eng., of BBA.

(2) The effective date of the estimate is July 6, 2022.

(3) Mineral Reserves were estimated using a graphite concentrate selling price of 2,135$/t, and consider a 2% royalty, and selling costs of 47.92$/t. An average grade of 97% was considered for the graphite concentrate.

(4) A metallurgical recovery of 93% was used.

(5) A cut-off grade of 2.20% C(g) was used.

(6) The strip ratio for the open pit is 1.16 to 1.

(7) The Mineral Reserves are inclusive of mining dilution and ore loss.

(8) The reference point for the Mineral Reserves is the primary crusher.

(9) Totals may not add due to rounding.

To the knowledge of the author who prepared chapters 12 and 14 of the 2022 Technical Report, there are no special factors that could affect materially the mineral resource estimate presented in the 2022 Technical Report. More details about general and specific risks are discussed in Chapters 4 and 25 of the 2022 Technical Report. Moreover, for more details regarding the mineral resource and mineral reserve estimates, refer to chapters 14, 15 and 16 of the 2022 Technical Report.

Mining Operations

Mining will be carried out with drilling and blasting on 10 m high benches and loading will be done in two 5 m flitches. The loading fleet will consist of two diesel-powered hydraulic excavators equipped with 5.4 cubic metres (“m3”) buckets and loading will be done with a fleet of 12, 60-tonne rigid frame mining trucks. A front-end wheel loader will support the excavators with loading and ore blending.

Tailings produced by the concentrator will be segregated into non-acid generating (“NAG”) and potentialacid generating (“PAG”). Both the NAG and PAG will be loaded with a front-end wheel loader into a fleet of five 60-tonne haul trucks that will haul the tailings to the co-disposal storage facility (“CSF”). A fleet of CAT D8 dozers and hydraulic excavators will place and compact the tailings and waste rock on the CSF.

The Matawinie Mine Project will operate on two 8-hour shifts, 5 days per week, while the mill will operate 24 hours per day, 365 days per year. A crushed ore bin will be filled before the mine shuts down for the evenings and weekends.

The ultimate pit designed for the project considers 20 m wide haul ramps for double-lane traffic, 13 m wide ramps for single-lane traffic for the lower benches, a maximum ramp grade of 10%, and a minimum mining width of 20 m. SRK Consulting (“SRK”) carried out an open pit slope investigation and stability assessment in 2021 to update previous geotechnical work.

The ultimate pit is approximately 3,000 m long and 400 m wide at the surface. The total surface area of the pit is roughly 82 ha. The pit contains five independent ramp systems which are required for pit phasing and the in-pit placement of waste rock and tailings. The deepest part of the pit is at the 345 m elevation, at the north end of the pit, where the total depth of the pit from surface reaches 185 m. The pit avoids a wetland on the southwest corner and at its closest point, is 110 m away from the Hydro-Québec power lines.

To maximize the NPV of the project, mining phases (pushbacks) have been designed and incorporated into the mining sequence to defer waste rock stripping and to provide a blended feed grade that is acceptable for the concentrator over the life of the project.

The deposit will be mined from south to north to ensure adequate space is available for in-pit backfilling of waste rock and tailings once the initial CSF at surface is filled to capacity. The south end of the pit can also be accessed at lower strip ratios than at the north end.

A mine production plan has been prepared using the mine plan schedule optimizer (“MPSO”) tool in the Hexagon MinePlan 3D software. The mine plan has been prepared quarterly for the first 2 years of production, annually for the following 11 years, and in 3-year increments thereafter. The mine plan also includes a six-month period of pre-production to prepare the pit for mining operations.

The mine plan aims to produce between 100,000 t and 105,900 t of concentrate per year, and targets the nominal mill throughput capacity of 324 tonnes per hour (“tph”), resulting in a maximum mill feed of 2.551 million tonnes per year (“Mtpy”) considering an overall mill utilization of 90%.

During the 25-year life of the mining operations, the total material mined from the open pit peaks at 6.2 Mt in Year 3 and averages 5.6 Mtpy for the first 22 years. The average diluted C(g) grade ranges from 4.00% to

4.40% for the first 22 years, and averages 4.88% in the final three years. The mine plan is successful at achieving the targeted concentrate production, with a low of 101,000 t in Year 12 and a peak of 105,900 t in years 8 and 10. The average concentrate production over the life of mine averages 103,328 tpy.

Although the previous Technical Report presented a project with a fleet of battery-powered haul trucks, this current study is based on a fleet of diesel-powered machines. The battery powered operating strategy is still envisaged by the Corporation but since the technology is currently in the development phase, it has been decided to present a base case with a diesel operated fleet. Electrical trucks and equipment will be introduced into the mining fleet as they become available.

The Corporation has signed a memorandum of understanding with Caterpillar who will supply the equipment using their job site solution service model. With this model, the Corporation will pay for machine use on an hourly basis which includes; machine supply and maintenance (parts and service), and a fleet management system. The Corporation will be responsible for the fuel consumption, machine operator, wear parts, and to supply the mine garage.

The mine workforce which includes the tailings operations team, will peak at 73 employees when the mine is in full production.

For more details regarding the mining operations, refer to chapter 16 of the 2022 Technical Report.

Processing and Recovery Operations

Phase 2 – Matawinie Beneficiation Plant

The mineral processing facility has been designed to produce 105,882 dry tonnes of graphite concentrate per year. The design was based on the results from the metallurgical testing that has been done at the Corporation’s demonstration plant and at external labs. Table 1-3 summarizes the general process design basis.

Table 1-3: General Process Design Criteria

The concentrator is designed to produce a 97% C(t) graphite concentrate from an ore with a grade of 4.33% C(t). Tailings will be processed to generate two tailings streams, NAG and PAG. Each stream will be dewatered and filtered. Table 1-4 below shows the high-level mass balance.

Table 1-4: Concentrator Mass Balance

Run of mine is crushed using jaw crushers. The crushed ore is transported by conveyor to the covered stockpile. Crushed ore is withdrawn from the stockpile with apron feeders and is fed to the grinding circuit via conveyor.

The semi-autogenous grinding (“SAG”) mill is in closed circuit with a single deck vibrating screen. The screen oversize is returned to the SAG mill and the screen undersize is sent to the ball mill circuit.

The ball mill operates in closed circuit with a rougher flotation cell and a set of cyclones. The ball mill discharge is pumped to the ball mill cyclones. The cyclones underflow reports to the rougher flotation circuit while the overflow proceeds to scavenger flotation. The rougher flotation allows for the removal of large graphite flakes as soon as they are liberated from the ore and helps maintain graphite flake integrity. The scavenger flotation circuit aims to float the remaining graphite.

The rougher and scavenger flotation concentrates are directed to the polishing circuit. The scavenger tails will be directed to the tailings thickener.

The rougher and scavenger concentrates are first sent to a polishing mill. The polishing mill scrubs the surface of the graphite flakes and thus removes the gangue minerals that are attached to the flakes. The polishing mill discharge is sent to the 1st cleaner flotation cells. The 1st cleaner concentrate is subjected to a 2nd cleaner flotation column. The column concentrate is transferred to the classification stage and the column tailings are returned to the 1st cleaner flotation cells. The 1st cleaner tailings are treated in a scavenger stage to recover more challenging middling particles. These middlings are transferred to the polishing mill to improve mineral liberation.

The second cleaning phase starts with size classification. Cyclones are used to separate fines from coarse particles of the 2nd cleaner concentrate. The coarse fraction is directed to a coarse attrition mill and two-stage cleaning flotation cells while the fine fraction is upgraded through two-stage attrition and fines cleaning flotation cells, followed by a 3rd cleaning flotation column. Concentrates from the coarse and fine-cleaning circuits are pumped to the concentrate thickener.

The final graphite concentrate is thickened, filtered and dried. After drying the product is dry screened into four products and they can be either bagged and wrapped or sent to the truck loadout station. The distribution of the concentrate size fractions is shown in Table 1-5.

Table 1-5: Graphite Concentrate Size Fraction Proportion

Graphite Concentrate Size Fraction	Proportion (%)
Jumbo Flakes (+48 mesh/+300 μm)	14.8
Coarse (–48+80 mesh/-300+180 μm)	33.4
Intermediate (–80+150 mesh/-180 +106 μm)	27.7
Fine (–150 mesh/ -106 μm)	24.1

The concentrator tailings are initially thickened for process water recovery and then pumped to the tailings desulphurization circuit. The desulphurization circuit consists of two main steps, first removal of the magnetic sulphur-bearings materials using a medium intensity magnetic separator (“MIMS”) and then treating the non-mag portion in the sulphide flotation circuit for further sulphide removal. This circuit produces NAG tailings and PAG tailings. The NAG and the PAG tailings are thickened, filtered and stockpiled before being trucked to the co-disposal site.

Reagents used for the graphite concentration process are collector (Fuel oil) and frother (MIBC). A collector (Xanthate) and a frother (MIBC) are used in the desulphurization circuit. Flocculant and lime will also be required.

Water recycling will be maximized as most of the process water will be recovered either from the thickeners or the industrial zone basin (“BC-2”) pond. Fresh water consumption is minimized and is only used when clean water is required, such as for reagent preparation.

Phase 2 – Bécancour Battery Material Plant

The Corporation Battery Material Plant serves to transform natural graphite concentrate produced at the concentrator into added-value battery-grade materials. The finest size fraction of the graphite concentrate, which represents the lowest value product coming from Matawinie, is trucked to Bécancour to undergo micronization and spheronization, purification and coating to produce CSPG battery grade materials. A portion of the jumbo flake product from Matawinie is also treated. However, it only passes through the purification stage to produce purified jumbo flake (“PJF”). Both materials will be purified using a carbochlorination process to a minimum grade of 99.95% while respecting specific impurity limits set by end users.

In total, the Battery Material Plant receives 60,700 t of CG and 3,075 t jumbo flake annually. The process begins with the micronization and spheronization process where the CG material undergoes a size reduction and two stages of particle shaping resulting in two spherical graphite products and one fine by-product. The fine by-product represents 30% of the plant feed. The fines are bagged and sent to market for sale as carbon risers at an estimated grade of 95% carbon (“C”).

The carbochlorination process involves injection of chlorine gas into a custom-designed furnace at high temperature. The impurities contained in the graphite react with chlorine and are volatilized and condensed in the insulating media bed of the furnace in the form of mixed oxides and chlorides. The off gases are scrubbed and a water treatment plant removes any remaining impurities from the water that is neutralized and recycled to the process. The layer of insulating media containing the impurities will be disposed of in an authorized containment site operated by a third party. The small amount of residue generated by the water treatment plant is filtered and the solid cake is trucked to the mine for disposal in the co-disposal facility. Approximately 4-5% of the graphite mass is lost during purification in the form of impurities, carbon monoxide (“CO”) gas and dust. The two sizes of SPG are sent to the coating area while the purified jumbo flakes are bagged for shipment to market.

The final stage of the added-value product flow sheet is the application of a coating to the spherical purified graphite. Both coarse and fine SPG materials are mixed, in turn, with a micronized carbon precursor. During the treatment, 50% of the precursor is volatilized and the remaining portion is deposited and carbonized on the surface of the SPG. The production of primary and secondary CSPG is 35,849 tpy and 6,767 tpy respectively. Both materials are bagged and shipped to the end users.

For more details regarding the processing and recovery operations, refer to Chapter 17 of the 2022 Technical Report.

Infrastructure, Permitting, and Compliance Activities

Phase 2 – Matawinie Mine Project

Project Infrastructure

The project infrastructure includes the 120 kV electrical power line, the main access road and site roads, industrial area buildings including the concentrator and stockpiling domes, prefabricated electrical rooms and service buildings. It also includes the tailings storage area, water management facilities with collection basins and ditches to collect surface runoff, dewatering for the open pit, pumping stations, piping and a water treatment unit.

Site services include electrical distribution and communication, site fire protection, fresh and process water supply, potable water, and sewage treatment.

Water Management Plan

The mine water management plan addresses the surface runoff and the process water that are to be collected from the industrial areas including the open pit, the overburden/topsoil stockpiles and CSF of the Matawinie Mine Project site. The water management infrastructure (i.e., basins and pumping requirements) is sized based on the required volume of surface runoff to manage, which varies based on the catchment area of the CSF and the open pit. Hence, the water management plan is divided into three distinct phases (A, B1 and B2) as the drainage area increases with the mine development. Water to be used in the mineral processing will be taken directly from the basin located in the industrial area. The remaining water will be directed to the basin located south to be treated. Treated water from the Water Treatment Plant will be discharged in the Ruisseau à l’Eau Morte following monitoring of flow and water quality in full compliance with applicable laws, regulations, and standards.

Tailing and Waste Rock Storage Facility

Geochemical testing carried out on the tailings at the Corporation project shows that the tailings are PAG. The concentrator tailings are initially thickened for process water recovery and then desulphurized in the tailings treatment plant by sulphide flotation and magnetic separation to produce NAG and PAG tailings. Co-disposal methodology will be used to manage tailings and waste rock generated by mining activities. Desulphurized tailings and sulphide concentrate will then be filtered and placed with the waste rocks in co-disposal cells to form a co-disposal stockpile. According to the most recent mine plan, from Year 8 the co-disposal will also be carried out in the mine pit. The total quantity of waste rocks and tailings to be managed in the co-disposal stockpile and the mine pit is 67,433 million cubic metres. Progressive restoration of the co-disposal stockpile will also be carried out starting at Year 4 of mine operation.

Phase 2 – Bécancour Battery Material Plant

The project infrastructure includes a 120 kV electrical power line, the M/S, purification and coating buildings, mechanical services building, gas and water treatment plants and a retention pond. Additionally, a pipeline connecting the plant to Olin for delivery of gaseous chlorine is planned.

Site Water Management Plan

The surface water management plan was prepared based on the drainage of a non-hazardous site as defined by the municipal, regional and provincial regulations as all industrial activities will take place inside the proposed buildings, sheltered from the weather.

The project involves the construction of an underground storm sewer system to drain the entire developed non-risk area of the lot. The proposed network is controlled by a 3,000 m3 capacity dry retention basin located at its downstream end. The outlet of the basin is located to the west of the lot in the Gédéon Carignan stream, which passes through the existing ditch on G.A. Boulet Street.

Waste Management Plan

Two main waste products are generated by the process: fouled insulating media and the water treatment plant sludge. The insulating media is collected from the top layer of the purification furnace where the impurities extracted from the graphite concentrate are condensed as mixed metal oxides and chlorides. The fouled media will be stored in containers and trucked to an authorized containment facility off-site. The sludge contains precipitated metal hydroxides and gypsum recovered from neutralization of the gas treatment plant scrubber effluents. The sludge is filtered and washed before being trucked to the mine site for co-disposal with the concentrator tailings.

Environmental Studies

The Corporation intends to develop a world-class operation at its Phase 2 Matawinie Mine Project and Bécancour Battery Material Plant through the strategic integration of some of the industry’s latest technological innovations and best practices to reduce GHG emissions and minimize environmental impacts.

Matawinie Mine Project

Active stakeholder engagement and an environmental and social impact assessment (ESIA) realized by SNC-Lavalin (2019) were conducted for the Matawinie Mine Project, underpinned by sustainable development principles. Complete inventories of fauna and flora were carried out to optimize the development by reducing the Project’s footprint, avoiding sensitive habitats and integrating mitigation measures for vulnerable species. All impacts generated by the Project have been controlled and contained within 1 km of the mining site. Following an extensive public hearing process, in June 2020 the Corporation received the report and recommendations of the Bureau d’audience publique sur l’environnement (BAPE) regarding its Phase 2 Matawinie Mine Project. The government’s environmental assessment analysis continued at the MELCC from November 2020 to January 2021 and resulted in the adoption of a ministerial Decree that authorized the Matawinie Mine Project on January 20, 2021, on the territory of the Municipality (Décret 47-2021).

Following the issuance of the Decree, the Corporation must still comply with the different regulatory requirements regarding the quality of the environment, social and environmental monitoring, reporting, and permitting for different phases of construction, mining operations, and closure.

The processing plant and the co-disposal pile of tailings and waste rock will be located less than 500 metres from the mine as to minimize truck cycle times and lower the Project’s operating costs. As specified in Condition 3 of the Decree, full-scale field-testing was constructed during the summer of 2020 reproducing the parameters of the tailings’ co-disposal design. The goal was to simulate specific parameters of the deposition plan with instruments at certain strategic locations. The results of the cell provide insight to ensure a safe design including proof design criteria into the deposition plan and the monitoring QA/QC program (Condition 4 of the Decree). Based on collected data and correlations, project pH-dependent water-quality models for full-scale mine site components are validated (Lamont and MDAG, 2020, Lamont, 2020).

Progressive reclamation activities will be carried out during the mining activities. The final reclamation cover will be placed on the co-disposal pile as soon as an area of the pile will have reached its final elevation. Reclamation will include all activities carried out during the mining operations (progressive reclamation) and at the end of mining activities covered by the closure plan.

The Corporation has planned its operation activities to respect the noise limits of the zoning category I of instruction notes 98-01, which are 45 dBA during the day and 40 dBA at night (LAr, 1 h) with a voluntary acquisition program within 1 km radius. The Corporation will carry out annual noise measurement campaigns during construction and operation. A permanent station in the residential sector Domaine Lagrange and background station are installed and provides real-time noise measurements with alarm threshold, making it possible to monitor real-time data and provide reference data for operation.

In March 2022, the Corporation committed to submit to the MELCC a new version of the airborne contaminant distribution modelling considering the updated information on crystalline silica with the aim of modifying Condition 2 of the ministerial Decree. From Year 2 of operation, a modification of Condition 2 of the Decree is needed to comply with the maximum of ore and waste rock extraction to meet the total annual production. This maximum is fixed based on a degree of uncertainty regarding the proportion of crystalline silica in the dust from different sources of emission. In March 2022, the Corporation committed to submit to the MELCC a protocol to updated data about crystalline silica and submit a new version of the airborne contaminant distribution modelling considering the updated information from the Matawinie Mine Project site. The model will be accompanied by a dust management plan to ensure compliance with the criteria.

As per Condition 6 of the Decree, the Corporation must present the progress of work to electrify mobile mining equipment as well as an update of the schedule for carrying out this work. In June 2021, the Corporation entered into a collaboration agreement with Caterpillar Inc. under which Caterpillar Inc. will develop, test, and produce Cat® “zero-emission machines” for the Phase 2 Matawinie Mine Project, with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at the Phase 2 Matawinie Mine Project 5 years after the mine start-up.

The Corporation carries out the environmental monitoring activities as described in the Decree and/or as requested by the government authorities in authorizations. A Monitoring Committee is in place and acts as a consultative body as well as a platform for environmental and social surveillance of the Corporation’s operations. Led by the Corporation’s Community Relations Manager and composed of local citizens, First Nation members, business representatives, and local organizations, the committee will remain in place until the post-closure monitoring period of the mine.

Bécancour Battery Material Plant

For the future Phase 2 Bécancour Battery Material Plant, the Corporation completed an environmental baseline study of the 200,000-m2 land (hereafter named Lot 17) located within an industrial park between avenue G.-A.-Boulet and Alphonse-Deshaies Boulevard in Bécancour.

The Bécancour industrial and port park covers an area of nearly 7,000 ha. It accommodates more than 30 industrial and service companies. The Phase 2 Bécancour Battery Material Plant project will become an active member of a new clean technology innovation hub. Feedback from local stakeholders will be important to ensure an inclusive and respectful diversification of the local and regional economy. Through an open and proactive dialogue, the Corporation strives to maintain collaborative relationships with local stakeholders, including the City and MRC of Bécancour, the Abenaki First Nation community, the regional branch of MELCC and regional industrial and associative partners.

Lot 17 is covered at 88.5% with land. Five wetlands grouped into four types of groupings and 16 terrestrial environments grouped into six types of stands. The general topography of the land is relatively flat, slightly descending towards the St. Lawrence River. No plant species that are threatened, vulnerable or likely to be so designated were listed during the survey.

A Phase I environmental site assessment (EISA) based on the CSA Z768-01 standard as well as the section 1.0 of the Terrain Characterization Guide was produced for Lot 17. The results suggest the absence of soil and water contamination in the Lot 17 resulting from the identified environmental issue on the site during the Phase II ESA.

The Corporation’s project in Bécancour (Phase 2 Bécancour Battery Material Plant) is under section 22 of the Environment Quality Act (EQA). Several requests for authorization following the different stages of the design or the construction activities will be required.

Process emissions are the main source of GHG emissions at the Phase 2 Bécancour Battery Material Plant while the Corporation’s proprietary purification ecotechnology leveraging hydropower enables significant reduction in the carbon footprint. To optimize the carbon performance of the Phase 2 Bécancour Battery Material Plant, the Corporation is evaluating opportunities to reduce the energy consumption of both its processes and buildings, and to substitute carbon-based materials with non-carbon-based ones with similar properties.

For more information regarding the reasonably available information on environmental, permitting, and social or community factors related to the project, refer to Chapter 20. Environmental Studies, Permitting, and Social or Community Impact of the 2022 Technical Report.

For more details regarding the infrastructure, permitting, and compliance activities, refer to chapters 18 and 20 of the 2022 Technical Report.

Capital and Operating Costs

Capital Costs

Matawinie Mine Project

The Matawinie Mine Project is a greenfield mining and processing facility with average mill feed capacity of 2,550,556 tpy of ore to produce 105,882 tpy of graphite concentrate. The estimated capital cost for the mine and beneficiation plant is $480.8M including direct and indirect costs. An additional $62.4M of sustaining capital was allocated for the co-disposal facility and water management.

Table 1-6: Summary of Capital Cost Estimate

Note: Totals may not add up due to rounding.

Bécancour Battery Material Plant

The Bécancour Battery Material Plant project is a greenfield commercial processing plant equipped to produce a wide range of high-performance graphite-based materials. The Corporation's objective is to process 60,700 t of graphite concentrate and 3,075 t of jumbo flake in order to produce 42,616 tpy of anode material in the form of purified and CSPG, and 3,007 tpy of purified jumbo flake.

The capital cost for the Battery Material Plant was estimated at $923.4M.

Table 1-7: Battery Material Plan Capex Summary by Major Area

Note: Totals may not add up due to rounding.

Operating Costs

The Matawinie Mine Project is a greenfield mining and processing facility with average mill feed capacity of 2,550,556 tpy of ore to produce 105,882 tpy of graphite concentrate.

The Bécancour Battery Material Plant project is a greenfield commercial processing plant equipped to produce a wide range of high-performance graphite-based materials, thanks to the micronization, spheronization, purification and coating units. The Corporation's objective is to produce 42,616 tpy of anode material in the form of purified and CSPG, and 3,007 tpy of large purified Jumbo Flakes. Supported by

Québec hydroelectricity, the Plant aims to achieve a neutral carbon footprint and bring a sustainable product to the market.

The capital and operating cost estimates related to the mine, the concentrator and Battery Material Plant have been developed by external consultants and consolidated by the Corporation.

Matawinie Mine Project

The estimated operating costs of the Matawinie Mine Project is 565$/t of concentrate and covers mining, tailings, processing, general administration, concentrates transportation cost to Bécancour and sales and marketing fees. The sources of information used to develop the operating costs include in-house databases and outside sources particularly for materials, services and consumables. All amounts are in Canadian dollars (CAD) unless otherwise specified.

Table 1-8: Operating Costs Summary – Phase 2 Matawinie Mine Project

Notes:

(1)The total transport cost for the portion of the concentrate to be sent to Bécancour was distributed to the complete concentrate production.
(2)The costs presented are calculated based on LOM average production of 103,328 tpy.
(3)The sales and marketing fees represent 3% of the gross revenue before NSR.

Bécancour Battery Material Plant

The estimated operating costs of Phase 2 - Battery Material Plant and covers: concentrate processing, sales and marketing fees and general administration.

The sources of information used to develop the operating costs include in-house databases and outside sources particularly for materials, services and consumables. All amounts are in CAD, unless otherwise specified.

Table 1-9: Operating Costs Summary – Phase 2 Battery Material Plant

Notes:

(1)	The costs represent a LOM arithmetic average which considers the ramp-up period (Y1-2) and a temporary 20% electricity rebate from Hydro-Québec (Y1-8).
(2)	CSPG feed to the Battery Material Plant considers 60,700t CG only.
(3)	The sales and marketing costs represent 3% of the gross revenue before NSR.

Economic Analysis

An economic analysis based on the production and cost parameters of the Project was prepared and the results are shown in Table 1-10.

Table 1-10: Economic highlights of the Corporation’s integrated Phase 2 - Graphite operations

Description	Units	Value
Total diluted Proven and Probable Reserve	M tonnes	61.7
Average Concentrate Production (LOM) †	tpy	103,328
Raw Material CSPG	tpy	60,700
Total Revenue	$M	14,897
Total Operating Costs	$M	4,873
Initial Capital Costs (excludes Working Capital)	$M	1,404
Sustaining Capital Costs	$M	62
Mine Rehabilitation Trust Fund Payments	$M	30
Total Pre-tax Cash Flow	$M	8,526
Total After-tax Cash Flow	$M	5,992

The financial analysis is based on the sale prices (weighted average on the life of mine) shown in Table 1-11. Prices in USD were converted to CAD with the exchange rate of 0.7843 USD per CAD (1.275 CAD per USD) was used to convert the USD market price projections into Canadian currency.

Table 1-11: Sales prices breakdown per product

Flake Size	Prices (LOM Average / in CAD)	Prices (LOM Average / in USD)	Distribution
Jumbo (+50 mesh)	2,563	2,010	15%
Coarse (-50+80 mesh)	2,170	1,702	33%
Intermediate (-80+150 mesh)	2,042	1,602	28%
Fine (-150 mesh)	1,932	1,515	24%
Matawinie Basket	2,135	1,675	100%
Purified products	Prices (LOM Average / in CAD)	Prices (LOM Average / in USD)	Distribution
CSPG 20 Production	11,102	8,707	56%
CSPG 10 Production	13,865	10,874	11%
CSPG Basket	11,540	9,051	67%

Purified +50 mesh	6,507	5,104	5%
By-products Fines	638	500	29%
Bécancour Basket	8,172	6,410	100%

The financial indicators associated with the economic analysis are summarized in Table 1-12:

Table 1-12: Economic highlights of the Corporation’s integrated Phase 2 - Graphite operations

Economic Highlights	Matawinie Mine Project	Bécancour Battery Material Plant	Integrated NMG Model
Pre-tax NPV (8% discount rate)	$986M	$1,374M	$2,360M
After-tax NPV (8% discount rate)	$571M	$1,010M	$1,581M
Pre-tax IRR	28.2%	22.8%	24.6%
After-tax IRR	22.2%	20.4%	21.0%
Pre-tax Payback	3.2 years	4.3 years	3.9 years
After-tax Payback	3.7 years	4.5 years	4.2 years
Annual Average Production	103,328 t of graphite concentrate	42,616 t of anode material 3,007 t of purified jumbo flakes 18,384 t of by-product fines	-
Life of Mine (LOM)	25 years	-	-

Figure 1-1 and Figure 1-2 show the sensitivity of the after-tax NPV and IRR, respectively, to variations in Capex, Opex, Sales Prices and the USD/CAD Exchange Rate. The vertical dashed lines represent the typical margin-of-error interval associated with FS-level cost estimates.

This report was compiled according to widely accepted industry standards. However, there is no certainty that the conclusions reached in this report will be realized.

Figure 1-1: Sensitivity of Project NPV @ 8% (after tax)

Figure 1-2: Sensitivity of Project IRR (after tax)

For more details regarding the capital and operating costs, including the economic analysis, refer to chapters 21 and 22 of the 2022 Technical Report.

Interpretation and Conclusions

This Feasibility Study shows that the projects are technically feasible as well as economically viable. It further strengthens ongoing project finance efforts and active commercial discussions with a view towards securing an anchor customer agreement with potential financial participation. From the final investment decision, the Corporation’s Phase 2 Matawinie Mine Project and Bécancour Battery Material Plant could be built within an approximate 30-month schedule.

There is no certainty that the economic forecasts on which this study is based will be realized. There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environmental and permitting aspects. The Corporation’s Phase 2 is no different and an evaluation of the possible risks was undertaken as part of the Study.

Following an analysis of the major risks to the Project, a P50 management risk reserve of $150 million is recommended. The top risks are: 1) Firstly, uncertainty on the duration of the purification cycle time, which could lead to additional furnaces being required. The piloting program is underway to finalize the engineering design parameters of the purification sector during H2-2022; 2) Secondly, the availability of construction workforce in the current labour market coupled with equipment delivery uncertainties associated with COVID-19 repercussions; these conditions could increase the cost of equipment and materials, and cause construction delays; and 3) Thirdly, studies and simulations are underway to finalize the scope and design of the atmospheric emission outlets’ dimension and configuration for the different equipment, particularly dedusting, to ensure regulatory requirements are met. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost.

Exploration Activities

Exploration work on the Mining Property targeted graphite mineralization and consists to date of airborne geophysics (Mag and TDEM), prospecting, ground TDEM surveying, trenching/channel sampling and core drilling. Surface and core samples were also collected for metallurgical tests including representative master composites of the West Zone. Exploration work by the Corporation was initiated on the Tony Block in summer of 2014 which resulted in the discovery of seven mineralized zones. These zones are named the far west, west, north, north-east, east, southeast and southwest zones. No other known mineral occurrences were identified on the Mining Property area prior to the exploration work performed by the Corporation.

Exploration activities by the Corporation have culminated in the identification of a Probable Mineral Reserve for the West Zone as well as a Mineral Resource Estimate combining the southeast and southwest mineralization present on the Corporation’s Tony Block. The Probable Mineral Reserve of the West Zone is based on 8,274 assay intervals collected from 27,888 m of core drilling and three surface trenches providing 207 channel samples. Proper quality control measures were used throughout the exploration programs leading to the Probable Mineral Reserves detailed in this report.

For more details regarding the exploration, development, and production, refer to chapter 25 of the 2022 Technical Report.

Mineral Reserves

An analysis should be done to determine if an elevated cut-off grade can provide improved overall economics for the project.

Additional infill drilling is recommended to convert all probable reserves to proven reserves covering the starter pit as well as Phase 1. Such a campaign is estimated at about 2,700 m of drilling.

Uatnan Mining Project

The following description of the Uatnan Property was summarized from the Uatnan Mining Project Report that was prepared by Mr. André Allaire, P.Eng., PhD, Jeffrey Cassoff, P.Eng., Vera Gella, P.Eng., Merouane Rachidi, P.Geo., Ph.D. and Claude Duplessis, P.Eng. (the “Authors of the Uatnan Mining Project Report”), each of whom is a “qualified person” and “independent” of the Corporation, as at the issuance date of the Uatnan Mining Project Report, within the meaning of NI 43-101 and is qualified in its entirety with reference to the full text of the Uatnan Mining Project Report. The summary is subject to all the assumptions, conditions and qualifications set forth in the Uatnan Mining Project Report. The Uatnan Mining Project Report was prepared in accordance with NI 43101 and for additional technical details, please see the complete text of the Uatnan Mining Project Report which was filed with the applicable regulatory authorities and was posted under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on February 24, 2023. Defined terms and abbreviations used in this section and not otherwise defined in this Annual Information Form have the meanings attributed to them in the Uatnan Mining Project Report. In this section, the number identifying each table and figure referred to the number identifying each of these tables and figures in the Uatnan Mining Project Report.

All statements contained in these sections are based on expectations, estimates and projections as of the date of the Uatnan Mining Project Report. The estimates and projections of future production for the Uatnan Mining Project are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are based on existing plans and other assumptions which change from time to time, including mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations; actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Accordingly, these estimates and assumptions may prove to be incorrect as of the date of this Annual Information Form and readers should not place undue reliance on such information. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Readers are cautioned that the information provided in this section is provided as of the effective date of the Uatnan Mining Project Report, being January 10, 2023.

The following individuals, by virtue of their education, experience and professional association, are considered QPs as defined in the NI 43-101 and are members in good standing of appropriate professional institutions.

Introduction

This PEA of the Uatnan Mining Project was commissioned by the Corporation to satisfy one of the conditions relating to the OJV Agreement with Mason. For more information regarding the OJV Agreement, see the Corporation’s press releases dated May 16, 2022, and July 20, 2022. The Corporation has not conducted any work on the Uatnan Mining Property which is 100% owned and operated by Mason. The Corporation and Mason are both issuers of the Uatnan Mining Project Report.

Mason is a Montréal based company listed on the TSXV under the symbol “LLG”. The company was formed in 2012 for the acquisition and development of the Lac Guéret graphite deposit.

In this summary, all currency amounts are in Canadian Dollars ("CAD" or "$") unless otherwise stated, with commodity prices typically expressed in U.S. Dollars ("USD"). Units of measurement are generally stated in the Système international d’unités ("SI") metric units, the standard Canadian and international practices, including metric tons ("tonnes", "t") for weight, and kilometres ("km") or metres ("m") for distance.

Project Description, Location, and Access

The Uatnan Mining Project, one of the world’s largest graphite projects in development, aims to develop the Lac Guéret graphite deposit located approximately 285 km north of the city of Baie-Comeau, Québec, Canada. The Uatnan Mining Project Report presents the results of the PEA for the Uatnan Mining Project which includes the mine and beneficiation plant for the production of approximately 500 kilo-tonnes per annum ("ktpa") of graphite concentrate.

The Corporation and its consultants revisited all components of Mason’s original mining project to align the development of the Lac Guéret graphite deposit with today’s market opportunity and potential customers’ requirements.

Considering the significant modifications to Mason’s original project, the Corporation initiated a name change with the collaboration of the Innu First Nation of Pessamit. The deposit is located on the Nitassinan, the Innu of Pessamit’s ancestral territory, in a sector referred to as "Ka uatshinakanishkat" meaning “where there is Tamarack”. Hence, the name Uatnan meaning Tamarack, a conifer prominent in the area, was chosen to identify the Property and Project.

The Uatnan Mining Project is located in the Côte-Nord Administrative Region, in northeastern Québec, Canada. The graphite deposit is centred on 51°07’N and 69°05’W and consists of 74 CDC claims of which 71 are located on NTS topographic map sheet 22N03, and three on sheet 22K14. The Property lies on the southwestern shore of the Manicouagan Reservoir, within the Rivière-aux-Outardes municipality, approximately 220 km as the crow flies, north-northwest of the town of Baie-Comeau. This town is the nearest accessible community of significant size. Figure 4-1 below present the location of the Uatnan Mining Project.

Figure 4.1
Uatnan Graphite Property, Côte-Nord Administrative Region, Province of Québec
Main Roads
Class 1 Forestry Gravel Road
N
Kilometers
0 25 50 100
Projection: UTM NAD 83 Z19 Scale 1:1.7 M
Created by: Antoine Cloutier P. Geo, January 10, 2022
Hudson Bay
Ontario
Province of Québec
Uatnan Property
Baie-Comeau
Québec City
Montreal
Toronto
USA
New York
Atlantic Ocean
Uatnan Property
Manicouagan Reservoir
Forestry Road R0928
Daniel-Johnson Hydroelectric Dam (Manic-5)
Forestry Road R0924
389
138
Baie-Comeau
St-Lawrence River
Pessamit Innu First Nation Community
138
132
Matane
71°0'0"W
70°0'0"W
68°0'0"W
67°0'0"W
400000
500000
600000
5800000
5700000
5600000
5500000
5400000
52°0'0"N
51°0'0"N
50°0'0"N
49°0'0"N

Figure 4-1 - Location of the Uatnan Property

Access to the Uatnan Mining Property is via the paved all-weather Highway 389 from Baie-Comeau, Québec to Wabush, Labrador. At Km 202, south of the Manicouagan-5 /Daniel-Johnson hydroelectric dam, a Class 1, main haul gravel logging road turns northwest from the paved road. It continues about 85 km north-northwest from the highway towards the southwest shore of Lac Manicouagan.

The Uatnan Mining Property is located in a system of former logging roads that are sporadically maintained by logging companies and were in sound condition as of 2022. Numerous logging roads run cross and around the Property and give good access to the claim block.

The closest town, Baie-Comeau, has a deep-water port which accommodates shipping freighters and cruise ships with up to 9.0 m water draught. Vehicle and rail ferries allow crossing the St- Lawrence River to the city of Matane on the south shore enabling easy access to the rest of the North American Continent.

Baie-Comeau also hosts a regional airport with regular scheduled flights from Montréal and Québec City.

The Uatnan Mining Property covers an area of 3,999.52 hectares, all of which are 100% in the interest of Mason with the claims (74 claims) in good standing until July 17, 2024. The claims have not had any legal surveys. All claims are map-staked claims and are registered in the Québec GESTIM database.

Royalties and Other Agreements

The Corporation entered into the Investment Agreement and the OJV Agreement to explore the potential development of the Lac Guéret deposit. Those agreements align with the Corporation’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from mineralized material to battery materials, at the western markets’ doorstep. Following the successful initial closing of the Investment Agreement, the Corporation and Mason initiated the PEA on the Uatnan Mining Property.

The transaction, as approved by Mason’s shareholders, entails, among others and subject to the terms and conditions of the Investment Agreement and OJV Agreement:

1.	$5 million equity investment by the Corporation in Mason, in two instalments;
2.	Project development through a preliminary economic assessment and bankable feasibility study following NI 43-101 rules and guidelines; and
3.	Upon completion of technical studies and a $10-million investment in related works (which includes technical studies work), and at the time of acceptance of such technical studies work by Mason, the Corporation shall be deemed to have acquired 51% participation in the Uatnan Mining Property and will be appointed as operator. The joint venture would be funded by each party per its proportionate share of each of the approved work programs and budget and all other expenditures approved in accordance with the OJV Agreement.

As of the date of the Uatnan Mining Project Report, a mining lease request from Mason for the future mine was being evaluated by the MRNF and the validity of three affected claims (CDC 1037522, CDC 1040768 and 1040769) was suspended as part of the normal evaluation procedure.

As of the date of the Uatnan Mining Project Report, there were no registered encumbrances or royalties known on the Uatnan Mining Property.

Risk Factors, Permits and Environmental Liabilities

In June 2017 Mason and the Pessamit Innu First Nation signed an Impact and Benefits Agreement ("IBA") concerning the Lac Guéret Project.

All permits needed to complete the work to date have been obtained such as tree clearing permits for exploration work. Although a ministerial decree authorizing the Lac Guéret Mine Project (Decree #608-2018) was granted by the MELCC on May 16, 2018, the substantial changes to the Uatnan Mining Project presented in the Uatnan Mining Project Report could necessitate the application for a new authorization or modification of such decree. Additional information on the work needed to obtain this authorization is further discussed in Chapter 20 of the Uatnan Mining Project Report.

The Uatnan Mining Project is part of an industry that contains various risks and uncertainties. The risks and uncertainties listed below are not the only ones to which the Uatnan Mining Project is subject. Additional risks and uncertainties not presently known by the Corporation and Mason, or which the Corporation and Mason deem to be currently insignificant, may impede the schedule and performance of the Uatnan Mining Project. The materialization of risks could harm the activities of the Uatnan Mining Project and have significant negative impacts on the financial situation and the operating results of the Uatnan Mining Project.

The Uatnan Mining Project Report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. There is no certainty that the resource development, production, and economic forecasts on which the Uatnan Mining Project Report is based will be realized.

A socio-economic risk exists which may affect the access or the right or the ability to perform work on the land in the form of social acceptability of the Uatnan Mining Project by the Pessamit Innu First Nation and local users of the land.

Additionally, the Uatnan Mining Project does not have an operating history. Whether income will result from any of the Uatnan Mining Project’s activities will depend on the successful establishment of new mining operations. As a result, the Corporation and Mason are subject to all of the risks associated with establishing or expanding new mining operations and business enterprises, including the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approval and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

Various factors, including the successful construction, commissioning and ramp-up of the Uatnan Mining Project, costs, actual mineralization, consistency and reliability of graphite grades, commodity prices, future cash flow and profitability can affect successful project development, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the cost and availability of suitable machinery, supplies, mining equipment and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can also affect successful project development. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start-up and commissioning activities. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Uatnan Mining Project’s profitability. Accordingly, there is no assurance that the Uatnan Mining Project will ever be brought into a state of commercial production or that the Uatnan Mining Project’s activities will result in profitable mining operations.

The Uatnan Mining Project’s footprint has no accessibility restrictions known to the Corporation and Mason and is solely located on crown land. There are no known significant factors and risks other than as disclosed herein that may affect access, title, or the right or ability to perform work on the Uatnan Mining Property.

For more details regarding the project description, location, and access, refer to chapters 4, 5 and 20 of the Uatnan Mining Project Report.

History

Historical work consists of exploration for iron in the late 1950s by Québec Cartier Mines Ltd. In 2001, Phil Boudrias of Esbec Exploration (Sept-Îles, Québec) acquired the core claims that cover the existing resources based on prospecting road cuts made by Kruger Forest Products. Quinto optioned the Uatnan Mining Property in 2002 and added claims to cover the potential graphite and iron stratigraphy. It conducted exploration programs since 2002 focusing on the zones under review. No resource estimation has been published on either the graphite deposit or on the iron deposits prior to Mason’s resource estimation published in 2012. Quinto focused on the graphite stratigraphy, since the iron deposits appear to be too small to be economic in this region.

Following the exploration results between 2002 and 2004, in 2006, Quinto conducted a drill program on the northeast part of the GC Graphite Zone to define a tonnage and grade of the graphite in order to continue studies towards initiating an open pit mine. Twenty-six NQ drillholes totalling 2,468 m were drilled. The 2006 exploration program included trenching two trenches northeast of TR68, named TR69 and TR70, and a diamond drill program of 24 NQ holes totalling 2,152.1 m.

For more details regarding the history of the Uatnan Mining Property, refer to chapter 6 of the Uatnan Mining Project Report.

Geological Setting, Mineralization, and Deposit Types

Regional Geology

The regional geology includes the most southwesterly of several elongate anticlinoria of Gagnon Group metasediments that include the traditional iron formation stratigraphy of the Wabush-Mont Reed iron district. These units are metamorphosed equivalents of the Labrador Trough (New Québec Orogen) sediments that occur around Schefferville, Québec and north. The southwest Manicouagan Anticlinorium shows a core of Denault Fm dolomitic marble. The typical footwall to the Sokoman Fm, the Wishart Fm quartzite, appears not to be present as a mappable unit. The Sokoman Fm iron formation outcrops mainly in both the centre and edges, where they occur as linear, doubly folded (interference folds) anticlines and synclines on the scale of 0.5 to 2.5 km. Silicate facies of the Wabush were recognized in recently logged areas in the southern part of the anticlinorium but have not been mapped historically. The quartzite mapped near the graphite zones appears to be the upper, non-oxide, facies of the Sokoman Fm, not the Wishart quartzite, since it locally contains small amounts of magnetite, iron carbonates and iron silicates typical of the Sokoman Fm. The top of the Sokoman Fm has a diachronous, transitional contact with the overlying Menihek Fm pelitic sediments. The basal part of the Menihek unit, informally named the “Upper Gneiss” by Clarke (1977), forms the informal member, here named Lac Guéret Member of the Menihek Fm. The Katsao Fm gneiss has significant potassium feldspar (high K2O), whereas the paragneiss and schist of the Menihek Fm are deficient in K2O.

Graphitic metasediments are concentrated in the Lac Guéret Member above the Sokoman Fm iron deposits. Graphite also occurs in minor amounts in the adjoining Sokoman Fm near the contact, but most of the potentially economic graphite lies within the Member. This relationship is common in the district with examples at Lac Knife (QC) and the Mart Lake graphite showing at the Kami iron deposit (Labrador City, NL). Graphite formed as beds within clastic sedimentary basinal deposition under anoxic conditions that preserved the organic carbon and precipitated primary sulphides, mainly pyrrhotite, which is intimately intermixed with the graphite. Sulphides are limited to this depositional regime and do not occur in the host rocks outside of the graphite deposits. Upper amphibolite (kyanite facies) metamorphism affected all the rocks.

The conformation of the formations, including the graphite and iron oxide deposits, was modified by upward of five periods of Grenville-related deformations. The second and third events most strongly control the placement of the deposits into belts aligned northeast and dipping moderately to steeply southeast. Gentle cross-folding created interference fold patterns that affected the foliation dips. The deposits are essentially foliation-parallel. Late extension caused local recrystallization of host rocks, but with no significant remobilization of minerals. At this time, pyrite was formed from some of the original pyrrhotite.

The regional geology is shown in compilation maps (Figure 7-1) and the regional stratigraphy is shown in Table 7-1 (from youngest to oldest).

Table 7-1 - Regional stratigraphy

Figure 7-1 – Mason Graphite simplified regional geology map

Deposit and Mineralization

Crystalline flake graphite mineralization has been the focus of exploration by Mason on the Uatnan Mining Property.

Crystalline flake graphite deposits are usually sedimentary in origin. They occur when carbon-rich organic material, accumulated during sedimentation, is transformed into graphitic carbon crystals, or flakes, during metamorphism. This process is due to the burial of the sediments which are eventually subject to high heat and temperatures in the earth’s crust. Crystalline graphite deposits are commonly stratabound and hosted by porphyroblastic and granoblastic paragneiss, or pelitic gneiss, marbles, and quartzites (Harben and Kuzvart, 1996). Alumina-rich paragneiss and marble units in upper amphibolite or granulite grade metamorphic terranes are the most favourable host rocks. When present, flake graphite usually occurs in thin, centimetres to metre wide bands. In favourable conditions, wider coalescing bands in fold crests can provide sufficient volume needed for an economic deposit.

Graphite of Unit 1 (5-10% Cg) and Unit 2 (10-25% Cg) forms fine to coarse crystal flakes (<0.01 to >4 mm diameter) in quartz and quartzofeldspathic gneiss and schist. The in situ organic material was concentrated during late- or post-Labrador Trough deposition and recrystallized during the Grenville orogeny. It does not appear to have been enriched by tectonics or hydrothermal remobilization.

Unit 3 (+25% Cg) is characterized by a distinct pattern in flake distribution. The tendency is for clasts or non-re-crystallized centres of the original very fine to amorphous pre-metamorphic graphite schist to be enveloped by recrystallized very coarse (2 mm to 8 mm length) and pure graphite flakes as a result of ductile brecciation. This texture is more easily seen in outcrop than on core surfaces. The coarse flake graphite visually forms 7-12% of the total rock. For the purpose of resource estimation, units 1 and 2 were merged together and Unit 3 was kept differentiated at +25% Cg.

The grade limits used in the report are based on the statistical distribution of carbon presented in a study by Denis Marcotte, which suggests that the deposit comprises three distinct populations with threshold values of 5%, 10%, and 24.5% (Marcotte, 2013).

The depth of the mineralization is uncertain, and the deepest mineralized zone of the Uatnan Mining Project is reached by the hole LG 455 (Z = 220 m). It seems that the folded graphite bands are constrained within a broad inclined envelope.

Optical observations under reflected light microscopy show that the Uatnan Mining Property samples contain four types of graphite:

◾	Type 1: Graphite as flakes of varying sizes, automorphic, often elongated and sometimes associated with sulphides;
◾	Type 2: Graphite as imbricated flakes, intimately associated with sulphides;
◾	Type 3: Graphite with no regular form, sometimes associated with sulphides;
◾	Type 4: Graphite of μm form in inclusions within the mineral gangue associated with sulphides (pyrite and pyrrhotite)

Graphite 1
Pyrite
Pyrrhotite
200 µm
Graphite 2
Pyrrhotite
Pyrite
100 µm
Graphite 3
200 µm
Graphite 4
Pyrite
Pyrrhotite
100 µm

Figure 7-6 – Graphite observed under optical reflected light microscopy

For more details regarding the geological setting, mineralization and deposit types of the Uatnan Mining Property, refer to chapters 7 and 8 of the Uatnan Mining Project Report.

Exploration

Québec Cartier conducted their major work in 1962 (Ferreira 1962a, 1962b). Baselines were cut on three grids-cutting with lines turned at 300 ft intervals for a total of 61 miles (98.5 km). Geological mapping and dip-needle magnetometer surveys were carried out at 1:2,400 scale on the grids. Six inclined AX-size diamond drillholes were drilled for a total of 2,301 ft (701.3 m). Most of the footage (1,820 ft or 554.7 m) was drilled in five holes around "Iron" and "Barrage" Lakes. Québec Cartier reported a global average of all samples at 36% Fe. The individual samples range from 12.9% to 40.5% Fe mainly in magnetite and lesser specular hematite iron oxide facies formation. Intervals range from 138 ft (42.1 m) to 420 ft (128.0 m). No further work appears to have been done after 1962.

Following the discovery of graphite at the GR Zone showing on a logging road by Phil Boudrias of Sept-Îles, QC in 2001, Quinto optioned a block of claims that forms the core of the present Uatnan Property from Exploration Esbec (Sept-Îles, QC) in 2002 and added claims on its own account to cover the favourable stratigraphy around the iron formation as well as the iron formation core itself.

After the initial Property evaluation in 2002 by Lyons, the majority of the exploration work was focused on the known graphite occurrences. In 2003, the first drilling campaign in that area totalling 1,206.9 m was completed. Exploration drilling was also done on selected targets by Quinto’s JV partner at the time, SOQUEM on distant targets on the Property in order to assess other anomalies and meet assessment work requirements. It was then followed in 2004 and 2005 by an exploration program targeted at airborne geophysical anomalies and other graphite occurrences as well as by extensive clearing and trenching, channel sampling, and detailed mapping of the GC Zone by Lyons in order to better understand the geology of the known deposit.

The 2006 exploration program included trenching two trenches northeast of TR68, named TR69 and TR70, and a diamond drill program of 24 NQ holes totalling 2,152.1 m. Three holes totalling 235.8 m were also drilled in the graphite stratigraphy outside of the GC-GR area for assessment purposes but are not discussed herein. The trenches were channel sampled using a concrete saw, but the original record of results appear not to have been completely transferred to Mason after Quinto was purchased by Cliffs Natural Resources in 2011. These included the number of samples, where they were taken and the analytical results. Lyons authored the NI 43- 101 reports for the 2002, 2003, and 2004 exploration works for Quinto, which included almost all the channel sampling. Lyons observed the trenches in May 2007 and noted that they extended the TR68 geology to the NE some 80 m.

All exploration works from 2012 onwards has only been drilling as described in the following section entitled “Drilling”.

For more details regarding the exploration of the Uatnan Mining Property, refer to chapters 6 and 10 of the Uatnan Mining Project Report.

Drilling

The 2012 drilling campaign conducted by Mason had a total of 163 drillholes, with 146 drillholes over the GC zone totalling 24,346.3 m and 17 drilled over the GR zone totalling 2,201.1 m. Drillholes length varied from 101 m to 303 m. The resulting 16,923 samples were analyzed by AGAT.

Figure 10-1 – Hole collars drilled between 2003 and 2012

The 2013-2014 drilling campaign conducted by Mason over the GC Zone consisted of 86 drillholes totalling 13,418 m. A total of 7,567 samples were analyzed by AGAT Laboratories (“AGAT”) and some samples were analyzed by COREM Labs (“COREM”) for external control.

Uatnan Project
Holes, trenches and the outline of the pit projected to the surface
Produced by :
Merouane Rachidi, P. Geo., Ph.D
Claude Duplessis, Eng.
GR Zone
GC Zone
Lithology Legend
U3 - Unit3
U2 - Unit2
U1 - Unit1
M1 - Gneiss
G11a - Quartzite
G12 - Shiste-qz-feld-grenat
M12 - Quartzite
M13 - Marble
M16 - Amphibolite
M8 - Schiste
Mo - Overburden
S3 - Wacke
V3B - Basalt
Coordinate System: NAD 1983 UTM Zone 19N
Projection: Transverse Mercator
0 25 50 100 150 M
GOLDMINDS

Figure 10-2 – Drillhole collars (2003 to 2014) on the GC and GR Zones

A total of 24 holes were drilled in the GR zone totalling 3083.6 m and not included in the Mineral Resource estimate of the Lac Guéret deposit. The average depth of the drillholes was 128.5 m, with a maximum depth of 210 m. A total of 1964 samples were assayed.

-1 < Cg% <0.00
0.00< Cg% <5.75
5.75< Cg% <10.00
10.00< Cg% <25.00
25.00< Cg% <55.00
LG-06
LG-261
LG-04
LG-247
LG-246
LG-245
LG-01
LG-218
Y=5665000
Y=5664000
Y=5663000
X=495000
X=496000
X=497000
Y
X
200 m

Figure 10-3 – 2013 Exploration drilling outside the GR Zones

Mason commissioned Groupe Qualitas Inc. ("Qualitas") to conduct a geotechnical investigation campaign to collect geological and geomechanical data for the adequate designing and construction of an open pit mine, and to conduct a preliminary investigation for the projected storage areas, crusher and silo locations detailed in the 2018 Feasibility Study Technical Report.

A total of 11 boreholes were drilled. Nine boreholes along the open pit area were drilled to provide geomechanical information for design and engineering purpose of the open pit. Two boreholes were drilled to provide geotechnical information on the overburden and surface bedrock.

For more details regarding the drilling of the Uatnan Mining Property, refer to chapter 10 of the Uatnan Mining Project Report.

Sampling, Analysis, and Data Verification

Sample preparation and analysis

Samples (including duplicate, reference, and blank samples) were taken for a total of 43,324 m (including 987 m of trenches) and sent to the laboratory for analysis. These numbers include 2003, 2006, 2012 and 2013/2014 drill campaigns.

Drilling collar coordinates of each drillhole are reported as x,y,z values in UTM NAD 83 Z19. Drill samples were initially taken as 2 to 3-m lengths within homogeneous rocks for a few drillholes. Afterwards the sample length was generally of 1.5 m. The sample lengths were also defined by abrupt changes in geology and visual graphite grades.

Sample FROM-TO intervals were defined using wax pencils on drill cores by the geologists. Sample booklets were filled using the measured FROM-TO sample definition. Paper sample tags with three identification parts were used; Part 1 stayed in the booklet, Part 2 was placed in the sample bag for the lab, and Part 3 was stapled in the core box at the beginning of each sample.

Technicians would then cut the drill cores with an electrical diamond saw in half along the drill core axis and perpendicular to the mineral banding. One half was left in the box and the other half was put in a plastic bag with the sample tag inside the bag. The sample number was also marked with a permanent black marker on the plastic bag.

A technician filled a chain of custody ("COC") form given by AGAT to describe the sample batch, including the FROM-TO, sample numbers, the total number of samples to be analyzed and the type of analysis to be performed. A geologist would then verify that this form is correctly filled by comparing with the physical sample number and the number of samples to be sent.

Approximately five samples were grouped in a larger rice bag. Normally, samples for a full drillhole were sent as a group at the lab and would correspond to a laboratory batch. The bags were organized on pallets.

The pallets were placed in a Mason truck. Mason personnel brought the pallets to the Groupe Guilbault warehouse in Baie‐Comeau. The pallets were transported by Manitoulin Trucking Company to AGAT in Sudbury, Ontario.

Before storing the drill core boxes in steel core racks, the core boxes were labelled with metal tags describing drillhole number, box number and length FROM-TO.

The samples were transported by Manitoulin Trucking Company to AGAT in Sudbury, Ontario.

The samples were prepared as follows:

■	Drill core samples weight were recorded as received;
■	Samples were dried at 60 °C;
■	Drill core samples were crushed and split to give a 250 g split sample;
■	Split samples were pulverized to 75% passing through 200 mesh.

Total Carbon Analysis:

◾	All the operations involved for the total carbon analyses were performed directly at the instrument. The original analyses were performed on a LECO model CHSDR 600. The total carbon re‐assays were performed on a LECO model CS 844 (induction furnace ‐ which was used originally for the graphite analyses);

◾	0.2 g of pulp samples or less (if necessary, when carbon content is too high, and samples saturate the equipment) were placed in LECO crucibles;
◾	Crucibles with samples were put in a LECO furnace at 1,350° for 90 to 360 seconds (until all the carbon has been oxidized);
◾	Ct results were measured and reported in percent (%).

Graphitic Carbon Analysis:

■	The operations for graphite analyses were performed at three different stations: weighing, digestion, analysis. The re‐assays were performed on a LECO model SC 432. The first analyses were performed on the CS 844;
■	Around 0.25 g of pulp samples were placed in porcelain crucibles;
■	5 ml of 50 % HCl is added to the pulp sample in the porcelain crucible;
■	Crucibles were put on a hot plate (at approx. 100°C) for approximately 10 minutes;
■	Samples were filtered using a fibreglass filter (1 micron openings) and rinsed with 50% HCl and then water (initial analyses performed in 2012 did not use filters);
■	Samples with filters were put in boat crucibles and then on a hot plate for drying;
■	Boat crucibles with samples were put in a LECO furnace at 1,350° for 90 to 360 seconds (until all the Carbon has been oxidized);
■	Cg results were measured and reported in percent (%).

Specific gravity measurements by gas pycnometry were also taken every five samples for a total of some 3,478 analyses performed.

Quality Assurance and Quality Control ("QA/QC") samples were inserted along the sample definition of the drill core. Generally, for each sample number ending with a 10, a duplicate sample was inserted, for each sample number ending with 35 and 85, a standard sample was inserted and for each sample number ending with 60, a blank sample was inserted.

Data verification

Geotic Log software was used to create individual log databases. Geology, sampling, coordinates, and geotechnical data were entered in individual Geotic log database tables by the geologist logging a specific drillhole.

During the 2012 drill campaign, field verifications were being done on a hole-by-hole basis. In accordance with the National Instrument 43-101 guidelines, Claude Duplessis Eng., has visited the Uatnan Mining

Property on August 2, 2016, accompanied by Jean L’Heureux, Eng. A second site visit to the Property done on September 29, 2022, by Duplessis Eng., accompanied by Antoine Cloutier P.Geo of NMG.

In accordance with the NI 43-101 guidelines, Claude Duplessis Eng., has visited the Uatnan Mining Property on August 2, 2016, accompanied by Jean L’Heureux, Eng. A second site visit to the Uatnan Mining Property done on September 29, 2022, by Duplessis Eng., accompanied by Antoine Cloutier P.Geo of the Corporation.

The purpose of the site visit was to ascertain the geological setting of the Uatnan Mining Project, exploration works, and database verification.

Mason commissioned GMG to prepare an independent sampling program for the Uatnan Mining Property.

For the purpose of this program, three diamond drillholes ("DDH") LG-19, LG-207 and LG-422 were selected to represent the three main diamond drill campaigns which occurred on the GC deposit in 2003, 2012 and 2014. Fourteen core boxes containing the remaining half cores of selected sections from these DDH were prepared and sent directly from Mason’s core shack by their geologist, Yves Caron, P.Geo., and received in Québec City by GMG on October 31, 2014. Forty-seven samples (including blanks and standards) were prepared at the GMG office in Québec and then sent to the Accurassay Laboratories ("Accurassay") for analyses.

After samples reception and registration, the samples were crushed (size between 0 and 2 mm), pulverized and split in two pulps (Pulp 1 and Pulp 2). All the Pulp 1 samples (47 samples) and half of the Pulp 2 samples (19 samples) were analyzed. Eight duplicate samples of the Pulp 1 were also analyzed for the QA/QC program. Samples were analyzed for total sulphur by LECO (ALTS1), total carbon by LECO (ALTC1), major element concentrations by XRF (ALXRF1), and graphitic carbon by LECO (Cg).

Two standards were used for the QA/QC program; STD I correspond to the standard with low graphitic carbon concentration (Cg between 7.96% and 8.05%); STD II corresponds to the standard with high graphitic carbon concentration (Cg between 23.6% and 24.5%).

The graphitic carbon values of Pulp 1 and Pulp 2 are similar with a maximum difference of 1.9% for sample 4132 (Figure 12-4). This correlation may indicate a good sample preparation method (riffle splitting method) of the Accurassay laboratory.

45
40
35
30
25
20
15
10
5
0
Graphitic Carbon%
Pulp 1
Pulp 2
4102
4104
4106
4108
4110
4115
4117
4119
4121
4123
4128
4130
4132
4134;
4136
4143
4145
4147

Figure 12-4 – Graphitic carbon % values of Pulp 1 versus Pulp 2

A recent field visit was carried out by Claude Duplessis, Eng., and Antoine Cloutier, P.Geo., on September 29, 2022 on the Uatnan Mining Property. Claude Duplessis, Eng., Senior Engineer, a QP as defined by the NI 43-101 took some independent samples (the ¼ core samples) from four drillholes (Figure 12-10). A total of 13 core samples (Figure 12-11) and three surface samples from large blasted mineralized blocks presumed to be from the U1, U2 and U3 bulk sample sites were sent for analysis at ALS in Val-d’Or.

For more details regarding the sampling, analysis and data verification of the Uatnan Mining Property, refer to chapters 11 and 12 of the Uatnan Mining Project Report.

Mineral Processing and Metallurgical Testing

In the preliminary economic assessment issued in 2013 (the “2013 PEA”), a metallurgical testwork program was conducted using samples from four channels taken from rocky outcrops. The testwork concluded that the Lac Guéret deposit ore can be concentrated successfully without complex processing and the addition of polishing/attrition and cleaning stages ensures the final concentrate grade is maximized. Table 13-1 shows the saleable concentrate split into four size fractions +50, +80, +150 and -150 mesh, with an average blended concentrate grade of 93.7%.

Table 13-1 - Preliminary testwork results

Concentrate Particle Size	Weight (%)	Assay (% Ct)	Distribution (% Ct)
+50 mesh	18.6	96.9	19.0
-50 to +80 mesh	14.1	96.2	14.4
-80 to +150 mesh	13.1	96.2	13.3
-150 mesh	54.2	91.7	53.3
Total Concentrate	100.0	93.7	100.0

In the years that followed, several testwork programs were undertaken including both comminution and concentration tests on a variety of different samples.

Ore Unit Definition

The Lac Guéret mineralized material samples used for testwork was categorized into three units (U1, U2 and U3) according to the average graphitic carbon grade throughout the mineralized material’s body. The range in grades of each unit is presented in Table 13-2.

Table 13-2 - Mineralized material units definition

Graphitic Unit	Graphite Grade (Cg)
U1	5% < Cg < 10%
U2	10% < Cg < 25%
U3	Cg > 25%

In the years that followed, several testwork programs were undertaken including both comminution and concentration tests on a variety of different samples.

The Lac Guéret ore samples used for testwork was categorized into three units (U1, U2 and U3) according to the average graphitic carbon grade throughout the ore body. The range in grades of each unit is presented in Table 13-2.

Table 13-2 - Ore units definition

Ore Unit	Graphite Grade
U1	5% < Cg < 10%
U2	10% < Cg < 25%
U3	Cg > 25%

Sample Locations

The samples used for comminution and pilot-scale concentration testwork were from two bulk samples resulting from surface blasts in July 2014. Variability samples were also collected from four drillholes for additional comminution testing. Bench-scale concentration tests were performed on two-channel samples from Uatnan Mining Project Report batch materials as well as on three variability samples collected from nine drillholes. A detailed description of sample location, sample preparation and ore unit definition are presented in the 2018 Feasibility Study Technical Report.

Comminution

Comminution tests on the Lac Guéret material included JK Drop Weight tests ("DWT"), SAG Mill Comminution “SMC” tests, SAG design tests, Rod and Ball mill grindability tests, as well as abrasion tests.

The conclusion from the comminution testwork was that the Lac Guéret ore is soft in macro (impact) grinding, and generally soft in micro (attrition) grinding, with the exception of samples in ore unit U3 which were classified medium to very hard. All samples were characterized as mildly abrasive.

Concentration

Concentration testwork was performed on the PEA channel samples to test the repeatability of the PEA flowsheet and variability between mineralized units. Results revealed that previous performances were not exactly reproduced. The variability was attributed to the weathering of the samples over time. Additionally, it was determined that there is no interaction between mineralised units when treated together, meaning the results obtained were a weighted average of the individual sample results.

Several flotation technologies were tested during the FS concentration testwork, and the conclusion reached was that regular flotation (cell and column) yielded the best graphite grade and recovery. High concentrate grades were achieved, ranging from 92 to 98% carbon in individual size fractions with over 92% overall carbon recovery.

Material Aging

The impact of aging or weathering was tested by comparing samples that were exposed to air and sprayed for varying periods of time prior to being processed. After approximately eight weeks of aging, carbon recovery was reduced at the scavenger phase of processing.

Pilot Scale Testwork

Pilot scale testwork results confirmed that the use of three or four stages of polishing and cleaning are sufficient to maximize both graphite grade and recovery when maximizing the final concentrate flake size is required. Prolonged aging or weathering of the ore before processing has been proven to have an impact on the graphite recovery.

PEA Mass Balance

While no new testwork was undertaken for the current study, the majority of the process design criteria was based on the available data and any changes to the flowsheet were considered to be a reasonable extrapolation of the previously observed metallurgical response. The metallurgical balance used for the Uatnan Mining Project Report is presented in Table 1-1.

Table 1-1 – Metallurgical balance used for PEA

Stream	Weight Recovery (%)	Carbon Recovery (%)	Carbon Grade (%)
Feed	100.0	100	17.1
Combined concentrate	15.4	85	94.2
Tailings	84.6	15	3.1

PEA Metallurgical Balance

While no new testwork was undertaken for the current study, the majority of the process design criteria was based on the available data and any changes to the flowsheet were considered to be a reasonable extrapolation of the previously observed metallurgical response. The metallurgical balance used for the Uatnan Mining Project Report is presented in Table 1-1.

Table 1-1 – Metallurgical balance used for PEA

Stream	Weight Recovery (%)	Carbon Recovery (%)	Carbon Grade (%)
Feed	100.0	100	17.1
Combined concentrate	15.4	85	94.2
Tailings	84.6	15	3.1

For more details regarding the mineral processing and metallurgical testing of the Uatnan Mining Property, refer to chapter 13 of the Uatnan Mining Project Report.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The graphite mineralization at Uatnan Mining Property is extensive in terms of size and grade. There is a significant amount of resources and the graphite mineralization extends to the northeast as well as to the southeast around the iron formation anticlinorium core and at depth.

Mineral Resource Estimates for the Uatnan Mining Project Report are based on the Mason drilling campaigns (2012, 2013/2014) and Quinto exploration data (2003 and 2006 drilling campaigns) using a cut-off grade ("COG") of 5.75% Cg. The pit optimization was designed using the same block model used for the Mineral Resource Update issued on November 9, 2015, and updated with more recent parameters (See Table 1-3).

The interpretation of the mineralized zones is mainly based on the percentage of carbon graphite and follows structural tendencies of the deposit. The current Measured and Indicated Mineral Pit-constrained Resources are 65.6 million tonnes at 17.2% Cg (See Table 1-2 below).

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Table 1-2 - Current Mineral Resources Estimate for Uatnan Project

In pit constrained Mineral Resources	Density	Tonnes (Mt)	Grade (% Cg)	Cg (Mt)
Measured 5.75% < Cg < 25%	2.9	15.65	15.2	2.38
Measured Cg > 25%	2.9	3.35	30.6	1.02
Total Measured	2.9	19.02	17.9	3.40
Indicated 5.75% < Cg < 25%	2.9	40.29	14.6	5.89
Indicated Cg > 25%	2.9	6.33	31.6	2.00
Total Indicated	2.9	46.62	16.9	7.89
Indicated + Measured 5.75% < Cg < 25%	2.9	55.94	14.8	8.27
Indicated + Measured Cg > 25%	2.9	9.70	31.2	3.03
Total Measured + Indicated	2.9	65.64	17.2	11.30
Inferred 5.75% < Cg < 25%	2.9	15.35	14.9	2.28
Inferred Cg > 25%	2.9	2.47	31.8	0.79
Total Inferred	2.9	17.82	17.2	3.07

Notes :

1.	The Mineral Resources provided in this table were estimated by M. Rachidi P.Geo., and C. Duplessis, P.Eng. (QP’s) of GMG., using current Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, market or other relevant issues. The quantity and grade of reported Inferred Resources are uncertain in nature and there has not been sufficient work to define these Inferred Mineral Resources as Indicated or Measured Resources. There is no certainty that any part of a Mineral Resource will ever be converted into reserves.
3.	The Mineral Resources presented here were estimated with a block size of 3mE x 3mN x 3mZ. The blocks were interpolated from equal length composites (3 m) calculated from the mineralized intervals.
4.	The mineral estimation was completed using the inverse distance to the square methodology utilizing three runs. For run 1, the number of composites was limited to ten with a maximum of two composites from the same drillhole. For runs two and three the number of composites was limited to ten with a maximum of one composite from the same drillhole.
5.	The Measured Mineral Resources classified using a minimum of four drillholes. Indicated Resources classified using a minimum of two drillholes. The Inferred Mineral Resources were classified by a minimum of one drillholes.
6.	Tonnage estimates are based on a fixed density of 2.9 t/m3.
7.	A pit optimized using new parameters detailed in Table 14-9. The effective date of the current Mineral Resources is January 10, 2023.
8.	Mineral Resources are stated at a cut-off grade of 5.75% Cg.

There has not been additional exploration on the mineralized zone since the last Mineral Resources Estimate. A pit optimization with new parameters (Table 1-3) using the same block model as previously used has been done by GMG.

Table 1-3 - The parameters used for the Mineral Resource pit optimization

Parameters	Unit	Value
Mining Cost Mineralized Material	$/t mined	4.00
Processing Cost	$/t milled	36.00
Tailing Management Cost	$/t milled	2.00
G&A Cost	$/t milled	5.00
Total Mineralized Material Based Cost	$/t processed	43.00
Mill Recovery	%	85.0%
Concentrate Grade	%	94.0%
Concentrate Price	CAD $/t	1500
Revenue Factor		1.00

Production Rate	Mtpy	3.4
Discount Rate	%	8%
Pit slope		50

There is a very small difference between the use of a cut-off grade of 5% Cg and 5.75% Cg. The table below shows the difference in terms of the pit constrained mineral resources.

Table 1-4 - Comparison of 2014, 2018 and 2022 Mineral Resources Estimates

Mineral Resources Estimates Lac Guéret	Mineral Resources Estimate updated, December 2014 by GMG (In Whittle 40 COG 5% Cg)		Mineral Resource Estimates November 2018 by GMG (In Pit COG 5.75% Cg)		Mineral Resource Estimates December 2022 by GMG (In Pit COG 5.75% Cg)
	% Cg	Tonnes	% Cg	Tonnes	% Cg	Tonnes
Indicated	16.9	46,589,000	16.9	46,519,000	16.91	46,623,000
Measured	17.9	19,105,000	17.9	19,021,000	17.94	19,021,000
Meas + Indicated	17.2	65,693,000	17.2	65,540,000	17.21	65,644,000
Inferred	17.2	17,651,000	17.3	17,613,000	17.22	17,820,000

The graphite mineralization at Uatnan Mining Property is extensive in terms of size and grade. There is a significant amount of resources and the graphite mineralization extends to the northeast as well as to the southeast around the iron formation anticlinorium core and at depth.

Mineral Reserve Estimate

Since the Uatnan Mining Project Report summarizes the results of a “preliminary economic assessment”, no Mineral Reserves have been estimated for the Uatnan Mining Project as per NI 43-101 guidelines.

For more details regarding the mineral resource and mineral reserve estimates of the Uatnan Mining Property, refer to chapters 14 and 15 of the Uatnan Mining Project Report.

Mining Operations

The mining method selected for the Uatnan Mining Project is a conventional open pit, truck and shovel, drill, and blast operation. Vegetation, topsoil, and overburden will be stripped and stockpiled for future reclamation use. The Mineral Resources and waste rock will be mined with 9 m high benches, drilled, blasted, and loaded into rigid frame haul trucks with backhoe excavators. The mine will be operated by an owner fleet, seven days per week, 24 hours per day and be comprised of a four-crew system working on a 2-week in, 2-week out rotation.

Since the Uatnan Mining Project is at a PEA level, a simplified ultimate pit surface was generated following the selected optimized pit shell as a guide and considering an overall pit slope of 50 degrees, which is presented in Figure 16-2. The pit is approximately 1,500 m long and 750 m wide at surface, with a total surface area of the pit is roughly 65 ha. The deepest part of the pit is at the 214 m elevation which is 290 m below surface.

Figure 16-2 – Pit design

To minimize the environmental footprint of the Uatnan Mining Project and select a waste rock and tailings management strategy to enhance closure performance, waste rock will be hauled to a mine rock stockpiles ("MRS"). Waste rock will be hauled to the tailings storage facility ("TSF"), located to the northwest of the open pit and will be disposed with the tailings. Also, when possible, waste rock will be backfilled into the mined out open pit.

The subset of Mineral Resource contained with the open pit design considers a cut-off grade of 5.75% Cg and include 62.2 Mt of Measured and Indicated Resources at an average diluted grade of 17.3% Cg, and 14.2 Mt of Inferred Resources at an average diluted grade of 18.0% Cg. A total of 102.6 Mt of overburden and waste rock are included in the pit resulting in a strip ratio of 1.3.

The Uatnan Mining Project has a 24-year mine life plus a six-month period of pre-production development. The purpose of the pre-production period is for the mine to provide waste rock for construction material and to prepare the pit for mining operations. A total of 500 kt of material is planned to be mined during preproduction.

During the mining operation, the total material mined from the open pit peaks at 10.8 Mt during Years 15 to 17 and averages 7.6 Mtpy. The average diluted Cg grade ranges from 14.2% to 24.9%, and averages

22.4% during the first five years. The average concentrate production over the life of mine averages 503,000 tpy.

The fleet of mining equipment includes twelve articulated haul trucks with 60-tonne payloads, two hydraulic excavator, and four production drill.

To manage water that collects in the open pit, sumps will be developed on the pit floor as mining progresses, and a series of pumps will be used to pump the water to settling ponds located at surface. BBA has assumed that in general, a total five pumps should be adequate to serve the needs of the open pit.

The mine workforce requirements have been calculated to reach 193 during peak production. The mine operations team will work on a 4-crew system, to provide 24 hours per day year-round coverage. The mine management and technical team will work on a 2-week in, 2-week out rotation.

For more details regarding the mining operations of the Uatnan Mining Property, refer to chapter 16 of the Uatnan Mining Project Report.

Processing and Recovery Operations

Given that the target market for the Uatnan Mining Project concentrate is the battery market, the main focus of the flowsheet has shifted from preserving flake size to overall graphite recovery and grade. No additional testwork was performed since the 2018 NI 43-101 Technical Report Feasibility Study Update. However, the extensive historical metallurgical testwork was used to select the updated process flowsheet. Both mining and processing will take place at the Uatnan Mining Project site. The run of mine (“ROM”) will be trucked from the mine to the crushing area where it will undergo a first-size reduction using a mineral sizer. The crushed material is stockpiled before being conveyed to the concentrator where the size is further reduced via primary grinding in a semi- autogenous ("SAG") mill and secondary grinding in a ball mill. Following comminution, the mineralised material is concentrated through rougher and scavenger flotation. The concentrates generated from rougher and scavenger flotation are polished and cleaned in two stages before reporting to the concentrate thickener. The thickened concentrate is pressure filtered and dried to produce a final graphite concentrate that is stored in a bulk silo and transported offsite. Any sulphur dioxide generated from the drying of the graphite concentrate will be captured in a wet scrubber where it will be neutralized with caustic soda. The flotation tailings are thickened in a tailings thickener before being pressure-filtered and subsequently trucked to the TSF for management with the MRS. Overflow water from the concentrate, tailings and process water thickeners reports to a process water tank.

A summary of the initial capital and sustaining capital costs ("CAPEX") for the Project are presented in Table 25-2 below.

Infrastructure, Permitting, and Compliance Activities

Project Infrastructure

The Uatnan Mining Property is located in a remote location (285 km from Baie-Comeau, the nearest city) and does not have access to public services, requiring it to be autonomous. A mining camp with a capacity for 360 workers will be built next to the Lac Des Torchons, less than 3 km from the mine site.

Access roads to the deposit already exist but will have to be improved for the final 85 km to support industrial use.

The concentrator has been located to be near the deposit to minimize transport between the mine and processing facilities. The electrical needs of the project will be sourced from the Manic-5 hydroelectric power station, located 70 km away.

A two-door garage at the mine site will be used for maintenance on the mining equipment.

The main industrial installations will comprise an ore storage area with a crusher, concentrator buildings (wet and dry areas).

An office building will house the administrative offices, the lunchroom and the changing room.

A tailings filtration plant will be built to manage the tailings. They will be thickened then filtered to finally be trucked to a TSF. The bottom of the TSF will be lined to collect seepage water. Contact water will be collected in a collection basin for recycling to the plant or to be treated before being released to the environment.

Status of Permits

The Lac Guéret Project received a ministerial decree in 2018 from the Québec Government. From 2018 to 2020, Mason received some permits and leases which are presented in Table 20-1. Permits expired are not listed in the table.

Table 20-1 - Lists of permits for Baie-Comeau and Lac Guéret

Description	Authority	Issued
Ministerial Decree 608-2018	Québec Government	May 16, 2018
Closure Plan advanced exploration : Plan de restauration approuvé pour exploration avancée– Baie-Comeau	Ressources naturelles et énergie	November 7, 2018
Authorization : Certificat d’autorisation 7610-09-01-0595903- 401754899 Travaux de déboisement au site minier du lac Guéret	MELCC Art. 22	November 14, 2018
Authorization : Certificat d’autorisation 7610-09-01-0611201- 401812870 Aménagement d’une carrière au site du lac Guéret	MELCC Art. 22	May 31, 2019
Authorization : Autorisation ministérielle 7610-09-01-0596403- 401814744 Travaux préparatoires sur le site du concentrateur – Phase 1	MELCC Art. 22	June 6, 2019
Authorization : Autorisation ministérielle 7610-09-01-9690201- 401816146 Équipements de traitement – Eau potable et eaux usées campement industriel – Lac Galette	MELCC Art. 22	September 13, 2019

Authorization : Autorisation ministérielle 7610-09-01-0593405- 401905615 Construction de la réserve d’eau brute et de l’aire d’entreposage du minerai brut	MELCC Art. 22	March 11, 2020
Authorization : Autorisation ministérielle 7610-09-01-0593406- 401907986 Traitement des eaux – site du concentrateur, Parc industriel Jean-Noël Tessier, Baie-Comeau	MELCC Art. 22	March 25, 2020

Environmental Studies

The former Lac Guéret Project was granted a decree in 2018 from the Government of Québec. Although, the Uatnan Mining Project will request a modification of the actual decree or a new one. Baseline studies (Hatch, 2015) will have to be updated based on the new study area to identify any environmental issues like protected areas, species at risk, waterbodies, fish habitats, biophysical environment etc. The results of those studies will have to be considered to identify project alternatives.

After having a decree, licenses and authorizations from various governmental authorities such as the MELCC will be needed to build and operate the mine.

Geochemical testing carried out on the Mason project tailings and mine rocks shows that the tailings and waste rock are potentially acid generating ("PAG"). Geochemical characterization results will be included in the next engineering phase to select appropriate tailings and waste rock management methods that will limit sulphide oxidation during the years of operation and at closure.

Through design and operation choices, the Corporation is planning to adopt high standards for tailings and waste rocks management, optimize mining infrastructures through progressive backfill of the proposed open pit, progressively rehabilitate the site, develop a transition to electrify the mining fleet and maintain the Corporation’s carbon neutrality status.

Social Studies

From the outset of the exploration stage, Mason developed a consultation plan and met with stakeholders on-site. The objectives of the consultation plan were to identify any concerns, expectations, and/or reactions from the affected communities, and reflect those in the Uatnan Mining Project development. Between 2012 and 2015, several meetings and public consultation activities took place with governmental, social, environmental, and local economic development actors and groups, along with the Innu First Nation of Pessamit, as the Uatnan Mining Project is located on Nitassinan Territory (Hatch, 2015).

In 2017, the Innu Council of Pessamit and Mason signed the Mushalakan agreement, an impact and benefit agreement that outlined the mutual desire to work closely together and ensure the Lac Guéret Project would result in benefits for both parties.

Through visits and series of meetings in the Baie-Comeau region and Pessamit community, the Corporation gathered feedback from local organizations and leaders who were initially involved in the Lac Guéret Project, established a dialogue as the new forecasted operator of the Uatnan Mining Project, and informed stakeholders of the next steps in the Uatnan Mining Project development.

For more details regarding the infrastructure, permitting and compliance activities of the Uatnan Mining Property, refer to chapters 18 and 20 of the Uatnan Mining Project Report.

Capital and Operating Costs

The Uatnan Mine Project is a greenfield mining and processing facility with average yearly mill feed throughput capacity of 3,400,000 t and a target production of approximately 500,000 tpy of graphite concentrate.

Capital Costs Summary

The Capex covers the development of the mine, processing facilities, and infrastructure required for the Uatnan Mine Project. It is based on the application of standard costing methods of achieving a PEA which provides a level of accuracy ranging between -30% and +50%. The operating costs covers mining, processing, concentrate haulage, tailings and water management, general and administration fees, as well as infrastructure and services.

A summary of the initial Capex for the Uatnan Mining Project is presented in Table 25-2 below.

Table 25-2 - Summary of capital cost estimate

Sector	Cost ($M)
Direct Costs
■ Mining	61
■ Site infrastructure	55
■ Offsite Infrastructure	184
■ Water treatment and tailings	118
■ Ore crushing and process plant	548
Indirect Costs (40%)	319
Contingency (25%)	279
TOTAL CAPEX	1,564

Initial CAPEX	1,417
Sustaining CAPEX	147

Sustaining CAPEX is the amount required to periodically invest in the operations phase to maintain the functionality of the mining and processing operations. For this Project, the sustaining capital estimated at $147M is mainly related to the haul truck fleet replacement, the co-disposal system and water management.

Operating Costs Estimate

The operating costs ("OPEX") over the Uatnan Mining Project life are estimated at $3,236M for an average of $268/t of concentrate. Operating costs are made up from the following costs: mining and tailings, Processing, Water Management, General and Administration ("G&A").

A summary of these costs is presented in Table 25-3.

Table 25-3 - Operating costs summary

Description	LOM Opex Cost (M$)	Cost per tonne ($/t concentrate) (1)	Fraction of Cost (%)
Mining and tailing (average over life)	917	76	28
Ore Processing	1,620	134	50
Water Management	134	11	4
General and Administration	565	47	18
Total OPEX	3,236	268	100

Note

(1)	The costs presented are calculated based on LOM production of 12,072,770 t of concentrate.

Economic Analysis

The results of the study confirm that the Project is economically viable with an after-tax IRR of 25.9% and an 8% discount rate NPV of $2,173M based on current pricing projections for flake concentrate. The complete results of the economic analysis, before and after tax are presented in Table 25-4 below.

Table 25-4 - Results of the economic analysis of the Uatnan Project

Economic Indicator	Pre-Tax	After-Tax
NPV (8% discount rate)	$3,613M	$2,173
IRR	32.6%	25.9%
Payback period	2.8 years	3.2 years

The economic evaluation of the Uatnan Mining Project was performed using a discounted cash flow model on both a pre-tax and after-tax basis. The capital and operating cost estimates presented in Chapter 21 of this Report were based on the mining and processing plan developed in this Study to produce roughly 500 kt of a graphite concentrate annually over the life of the mine (“LOM”). The internal rate of return (“IRR”) on total investment was calculated based on 100% equity financing.

The NPV was calculated for discounting rates of 0%, 6%, 8% and 10%, resulting from the net cash flow generated by the Project. The Project base case NPV was calculated based on a discounting rate of 8%. The payback period based on the undiscounted annual cash flow of the Project is also indicated as a financial measure. A sensitivity analysis was performed for the pre-tax and post-tax results to assess the impact of variation of the Project initial capital costs, operating costs and sensitivity to the selling price of concentrate.

For more details regarding the capital and operating costs of the Uatnan Mining Property, refer to chapters 21 and 22 of the Uatnan Mining Project Report.

Conclusions and Recommendations

The results of the Uatnan Mining Project Report demonstrate that the Uatnan Mining Project is economically viable. The authors of the Uatnan Mining Project Report recommend that the Uatnan Mining Project be advanced to the next stage of development, which based on the agreement between the Corporation and Mason, is a Feasibility Study (“FS”) to be completed within the timeframe of the OJV Agreement.

A summary of the next critical steps and an approximate budget required to advance the Uatnan Mining Project and complete an FS is presented in Table 1-8. The items are detailed further in the sections that follow.

Table 1-8 – Uatnan Project budget for next phase

Activity/Milestone	Pre-Tax
Drilling (10,000 m)	$3.3M
Environmental studies	$2.3M
Pit slopes	$0.4M
Metallurgical testwork	$0.5M
Feasibility Study	$3.5M
TOTAL	$10.0M

Geology and Mineral Resources

The interpretation of the zones is mainly based on the percentage of carbon graphite and follows structural tendencies of the deposit. Three envelopes were produced by connecting the defined mineralized prisms using a cut-off grade of 5% Cg.

●	Density determinations should be continued for both mineralized and non-mineralized rock types;
●	To carry all necessary work to maintain the claims in good standing during the development process;
●	To map the geology of the deposit during mining operations in order to detect any discrepancy in the deposit geometry thus allowing ongoing adjustment of the mining plan;
●	It is recommended to modify the wireframes to include the mineralized intervals between 3% Cg and 5% Cg. The integration of zones with low-grade may affect the sensitivity of the Mineral Resources estimation;
●	It is recommended additional drilling work to transform all or a part of the Inferred mineral resources to either Indicated or Measured. A total of 10,000 m of core drilling should suffice to increase confidence in the current Inferred Resources;

●	It is also recommended that the potential resources of the GR mineralized zone, located north of the Lac Guéret proposed pit, be included in the current Mineral Resource Estimate of the Uatnan Mining Property. Information from 22 drill holes covering this zone is not included in the current Mineral Resource Estimate.

Mining

The following activities are recommended for the next phase of the Uatnan Mining Project development during the FS:

●	Perform feasibility-level geomechanical and hydrogeological studies for the Uatnan Mining Property pit footprint to better define pit slope angles and determine water inflows into the future pit;
●	Engage with local contractors for production labour;
●	Review rotation schedule to promote local employment;
●	Study the possibility of an all-electric carbon-neutral mining fleet;
●	Condemnation drilling for permanent infrastructures placement.

Process

The following activities are recommended for the next phase of the Uatnan Mining Project development:

●	Metallurgical testwork to confirm the proposed process flowsheet including grinding, flotation, thickening and filtration;
●	Confirmation of the concentrate grade and recovery on variability samples;
●	Environmental characterization of the tailings;
●	Testing with vendors for equipment sizing.

Environment

The following activities are recommended for the next phase of Uatnan Mining Project development:

●	Continue the collaborative work with the Innu First Nation of Pessamit and local stakeholders in the Baie-Comeau community and Manicouagan region;
●	Sign a pre-development agreement with the Innu First Nation of Pessamit according to their priorities and the Uatnan Project’s projected impacts and attenuation;
●	Continue holding stakeholder engagement activities in order to properly inform and take into account the local communities’ and stakeholders’ concerns regarding the Project;
●	Validation with MELCCFP if a new decree is required for the Uatnan Mining Project, or a decree modification. For a new decree a project Notice needs to be submitted to the MELCCFP to initiate the process;
●	Perform feasibility-level geotechnical and hydrogeological studies for the Uatnan Mining Property pit footprint to localized infrastructure footprint;
●	From updated data including geochemistry and ongoing tests-cells results and baselines studies, perform technologies trade-off studies to address the Project design refinements for tailings and waste rocks management;
●	A closure plan will have to be filed and approved by the MRNF to get the mining lease. As the development of the project will advance, the closure activities will need to be described. More tests should be performed on the possibility to use the overburden as a neutral material for final reclamation.

For more details regarding the next steps for the development of the Uatnan Mining Property, refer to chapters 25 and 26 of the Uatnan Mining Project Report.

Dividends

During the three most recently completed fiscal years and as of the date of this Annual Information Form, the Corporation has not paid any dividends on the Common Shares. Any decision to declare and pay dividends on the Common Shares in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant at such time. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur.

Description of Capital Structure

The following description of the Corporation’s share capital summarizes certain provisions contained in the Corporation’s Articles and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Corporation’s Articles and by-laws, which have been filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Common Shares

The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value. As of December 31, 2023, 60,903,898 Common Shares were issued and outstanding as fully paid and non-assessable. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and the information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis. The holders of Common Shares are entitled to one vote per Common Share at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, except as described in the section Description of Capital Structure, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.

Warrants

During the fiscal year ended December 31, 2023, no warrants were issued, no warrants were exercised, and no warrants expired. As a result, and as of December 31, 2023, no warrants issued by the Corporation are outstanding.

Between January 1, 2024 and the date of this Annual Information Form, no warrants were exercised and no warrants expired. However, on February 28, 2024, the Corporation issued 12,500,000 2024 Warrants to GM and and 12,500,000 2024 Warrants to Panasonic. Such 2024 Warrants are generally exercisable in connection with a subsequent investment by the Anchor Customers at FID in accordance with their terms. Each 2024 Warrant will entitle the holder thereof to acquire one Warrant Share at a price per Warrant Share equal to US$2.38 per Common Share. The exercise of the 2024 Warrants is subject to certain ownership limitations, as neither GM nor Panasonic, as applicable, are entitled to exercise 2024 Warrants that would result in GM or Panasonic, as applicable, owning more than 19.9% of the then issued and outstanding Common Shares, unless the Corporation has obtained the required regulatory approvals.

In addition, on November 8, 2022, the Corporation issued the Convertible Notes, which are convertible in units of the Corporation (the “Convertible Units”). Each Convertible Unit will be comprised of one (1) Common Share and one (1) common share purchase warrant (a “CN Warrant”). Each CN Warrant will entitle the holder thereof to acquire one Common Share at a price of US$5.70 per Common Share for a period of 24 months from the date of issuance thereof. Pursuant the complete conversion of the Convertible Notes, the Corporation will issue a maximum of 10,000,000 CN Warrants. However, after giving effect to the Related Party Transactions, a maximum of 2,500,000 CN Warrants could be issued upon the complete conversion of the IQ Convertible Note. As a result, and as of the date of this Annual Information Form, 25,000,000 warrants issued by the Corporation are outstanding.

Compensation Options

Stock Options Issued Under the Stock Option Plan

As of December 31, 2023, an aggregate number of 4,908,548 stock options issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 4,908,548 Common Shares as follows:

	Number of Stock Options	Number of Vested Stock Options	Exercise Price	Expiry Date
	150,000	150,000	8.49	March 11, 2024
	112,500	112,500	2.35	May 27, 2024
	110,000	110,000	2.35	September 12, 2024
	25,000	25,000	2.10	November 29, 2024
	530,000	530,000	1.85	September 2, 2025
	15,000	15,000	2.40	October 1, 2025
	192,500	192,500	7.00	November 30, 2025
	430,000	430,000	16.84	May 24, 2026
	15,000	15,000	8.15	September 15, 2026
	15,000	15,000	8.08	November 17, 2026
	453,048	n/a(1)	8.20	December 31, 2026
	225,000	168,750	8.87	January 23, 2027
	40,000	36,250	8.49	March 11, 2027
	833,500	833,500	8.20	March 28, 2027
	26,000	26,000	6.74	May 16, 2027
	164,500	164,500	6.48	November 14, 2027
	1,559,500	-	4.77	May 12, 2028
	12,000	-	3.90	September 13, 2028
Total	4,908,548	2,824,000

Note:

(1)	These stock options vest on the closing of the project financing of the Corporation for both the Matawinie Mine Project and the Bécancour Battery Material Plant Project (the “Project Financing”) (no later than March 28, 2025) and will expire two (2) years following the vesting of those options (no later than March 28, 2027).

Furthermore, between January 1, 2024 and the date of this Annual Information Form, no stock options were exercised, no stock option where forfeited and 161,000 stock option expired. As a result, and as of the date of this Annual Information Form, an aggregate of 4,747,548 stock options issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 4,747,548 Common Shares as follows:

	Number of Stock Options	Number of Vested Stock Options	Exercise Price	Expiry Date
	112,500	112,500	2.35	May 27, 2024
	110,000	110,000	2.35	September 12, 2024
	25,000	25,000	2.10	November 29, 2024
	530,000	530,000	1.85	September 2, 2025
	15,000	15,000	2.40	October 1, 2025
	192,500	192,500	7.00	November 30, 2025
	430,000	430,000	16.84	May 24, 2026
	15,000	15,000	8.15	September 15, 2026
	15,000	15,000	8.08	November 17, 2026
	453,048	n/a(1)	8.20	December 31, 2026
	453,048	168,750	8.87	January 23, 2027
	225,000	36,250	8.49	March 11, 2027
	40,000	822,500	8.20	March 28, 2027
	822,500	26,000	6.74	May 16, 2027
	26,000	164,500	6.48	November 14, 2027
	164,500	-	4.77	May 12, 2028
	1,559,500	-	3.90	September 13, 2028
Total	4,747,548	2,663,000

Note:

(1)	These stock options vest on the closing of the Project Financing (no later than March 28, 2025) and will expire two (2) years following the vesting of those options (no later than March 28, 2027).

As of December 31, 2023, the Board of Directors was entitled to grant stock options in accordance with the Nouveau Monde Graphite Inc. Stock Option Plan, as adopted by the Board of Directors on May 10, 2023, to employees, officers, directors or consultants of the Corporation or any subsidiary thereof, and to persons employed to perform investor relations activities.

For further details about the stock options issued by the Corporation as of December 31, 2023, reference is made to note 17.3 to the Corporation’s audited annual consolidated financial statements for the fiscal year ended December 31, 2023 which are available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Convertible Notes

2022 Private Placement

The Convertible Notes issued in connection with the 2022 Private Placement, as amended and restated, are three-years instruments in the principal amounts of US$12.5 million for IQ and Pallinghurst Bond and US$25 million for Mitsui, which bears interest at a rate to the greater of (i) the 90-day average term SOFR (secured overnight financing rate) plus 5% or (ii) 7% per annum, compounded daily. The Corporation has the option to pay the interest in (i) cash on the last business day of each quarter commencing on December 31, 2022 or (ii) by Common Shares, subject to TSXV approval, by delivering share certificates to the holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Corporation’s Market Price as defined in TSXV policies, determined at the quarter end on which such interest became payable. All or a portion of the principal amount of the Convertible Notes will be convertible at the election of the holders thereof into units of the Corporation at a price of US$5.00 per Convertible Note Unit (the “Convertible Note Unit”) at any time until the maturity date. Each Convertible Note Unit will be comprised of one (1) Common Share and one (1) CN Warrant. Each CN Warrant will entitle the holder thereof to acquire one Common Share at a price of US$5.70 per Common Share for a period of 24 months from the date of issuance thereof. At any time, the holders of the Convertible Notes have the right to convert all or a portion (provided that such portion to be converted amounts to US$500,000 or more) of the Convertible Notes, subject to the NYSE and TSXV approvals, and the Convertible Notes shall automatically be converted prior to the maturity date if the holder makes an affirmative decision with respect to FID (as defined in the Convertible Notes) and subject to certain conditions provided in the Convertible Notes. The Convertible Notes are subject to a hold period of 4 months and one day from the date of their issuance in accordance with relevant regulatory and stock exchange policies.

Assuming the conversion in whole of the Convertible Notes, 10,000,000 Common Shares and 10,000,000 CN Warrants, entitling its holders to acquire 10,000,000 additional Common Shares, would be issued to the holders of the Convertible Notes, representing 17.8% of the issued and outstanding Common Shares, as of the date of this Annual Information Form. In addition, the Corporation has reserved for issuance the accrued interests on the Convertible Notes, resulting in 1,795,803 Common Shares to be issued at the maturity, conversion or redemption of the Convertible Notes. After giving effect to the Related Party Transactions and assuming the conversion in whole of IQ’s Convertible Note, 2,500,000 Common Shares and 2,500,000 CN Warrants, entitling its holder to acquire 2,500,000 additional Common Shares, would be issued to the holder of the Convertible Note, representing 9.54% of the issued and outstanding Common Shares.

Investment Agreements

On November 8, 2022, upon closing of the 2022 Private Placement, a second amended and restated investment agreement was entered into by the Corporation, Pallinghurst Bond and Pallinghurst International (together, the “Pallinghurst Parties”) to amend the existing amended and restated investment agreement dated August 28, 2020 (the “Second Amended and Restated Investment Agreement”). The Second Amended and Restated Investment Agreement provides that the Pallinghurst Parties are entitled to nominate (i) three (3) nominees to the Board of Directors if the Pallinghurst Parties’ Pro Rata Interest is at least equal to 20% and (ii) two (2) nominees to the Board of Directors if the Pallinghurst Parties’ Pro Rata Interest is less than 20% but greater than 10%, and provided further that the number of directors of the Corporation shall not exceed ten (10). “Pro Rata Interest” means, on any date, the aggregate security ownership interest of the holder of a Convertible Note (together with their affiliates, as applicable) in the Corporation, expressed as a percentage, equal to (i) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the holder of the Convertible Notes and its affiliates (as applicable); divided by (ii) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation. The Pallinghurst Parties were also granted a pre-emptive right over subsequent offerings by the Corporation. The Pallinghurst Parties shall have the right (the “Pre-emptive Right”) to subscribe for and acquire, on the same terms and conditions of such subsequent offering such number of Common Shares or convertible securities (as applicable) as would result in the Pro Rata Interest immediately following completion of the subsequent offering being equal to the Pallinghurst Parties’ Pro Rata Interest immediately prior to the subsequent offering. In addition, the Pallinghurst Parties have additional top-up rights in the case of certain dilution events in order to maintain their Pro Rata Interest immediately following completion of such dilution event equal to their Pro Rata Interest immediately prior to such dilution event.

On November 8, 2022, upon closing of the 2022 Private Placement, the side letter agreement entered into by the Corporation and Mitsui on October 19, 2022 became effective (the “Letter Agreement”). The Letter Agreement provides that Mitsui is entitled, provided that it makes an affirmative decision in favor of FID (at which time the Convertible Note will be converted into Convertible Note Units to the extent contemplated in the Convertible Note) and for so long as Mitsui’s Pro Rata Interest is 10% or more, at its own discretion, to designate either (i) one (1) nominee to the Board of Directions or (ii) one representative to the Board of Directors. In addition, during the period (a) prior to the FID, for so long as Mitsui holds its Convertible Note and/or all of the Common Shares converted from its Convertible Note and (b) on or after the date that Mitsui makes an affirmative decision in favor of FID (at which time the Convertible Note will be converted into Convertible Note Units to the extent contemplated in the Convertible Note), for so long as Mitsui holds all of the Common Shares converted from its Convertible Note and Mitsui’s Pro Rata Interest is between 5% and less than 10%, have the right to appoint one observer to attend all meetings of the Board of Directors. Mitsui was also granted a pre-emptive right over subsequent offerings by the Corporation. Mitsui shall have the right the Pre-emptive Right to subscribe for and acquire, on the same terms and conditions of such subsequent offering such number of Common Shares or convertible securities (as applicable) as would result in the Pro Rata Interest immediately following completion of the subsequent offering being equal to the Pro Rata Interest immediately prior to the subsequent offering. In addition, Mitsui has additional top-up rights in the case of certain dilution events in order to prevent its Pro Rata Interest from falling below the 20% and 10% thresholds enumerated above. Certain marketing rights for future sales of the Corporation’s active anode material were also granted to Mitsui.

On November 8, 2022, upon closing of the 2022 Private Placement, an investment agreement was also entered into by the Corporation and IQ (the “IQ Investment Agreement”). The IQ Investment Agreement provides that IQ is entitled to nominate one (1) nominee to the Board of Directors for so long as IQ’s Pro Rata Interest is 10% or more and provided further that the number of directors of the Corporation shall not exceed ten (10). IQ was also granted a Pre-Emptive Right over subsequent offerings by the Corporation. IQ shall have the Pre-Emptive Right to subscribe for and acquire, on the same terms and conditions of such subsequent offering such number of Common Shares or convertible securities (as applicable) as would result in the Pro Rata Interest immediately following completion of the subsequent offering to be equal to the Pro Rata Interest immediately prior to the subsequent offering. In addition, IQ has additional top-up rights in the case of certain dilution events in order to maintain its Pro Rata Interest immediately following completion of such dilution event equal to its Pro Rata Interest immediately prior to such dilution event.

Tranche 1 Investment

Investor Rights Agreements

On February 28, 2024, upon closing of the GM Private Placement, GM and the Corporation entered into the GM Investor Rights Agreement. The GM Investor Rights Agreement provides that GM is entitled to nominate (i) one (1) nominee to the Board of Directors if GM and its affiliates own, directly or indirectly, 10% or more  of the issued and outstanding Common Shares and (ii) two (2) nominees to the Board of Directors if GM and its affiliates own, directly or indirectly, 20% or more of the issued and outstanding Common Shares, provided that a least one (1) of the nominees shall be independent within the meaning of applicable laws, and provided further that the number of directors of the Corporation shall not exceed ten (10). In addition, for so long as GM is entitled to designate one or more nominees, GM has the right to designate an observer in place of such nominee to attend all meetings of the Board in a non-voting observer capacity. If GM is no longer entitled to designate a Board nominee, so long as (i) GM and its affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares and (ii) is an offtaker of the Corporation, GM shall be entitled to designate one observer to attend all meetings of the Board in a non-voting capacity. GM was also granted a participation right over subsequent offerings by the Corporation. GM shall have the right (the “Participation Right”) to subscribe for and to be issued as part of a subsequent offering at the subscription price per offered security, payable in cash, and on substantially the same terms and conditions of such offering such number of Common Shares or convertible securities (as applicable) as would result in the Pro Rata Interest immediately following completion of the subsequent offering being equal to the GM’s Pro Rata Interest immediately prior to the subsequent offering. In addition, GM has additional top-up rights in the case of certain dilution events in order to prevent its Pro Rata Interest from falling below the 20%, 10% and 5% thresholds stated in the GM Investor Rights Agreement. GM’s Participation Right and top-up rights will terminate on the date on which GM and its affiliates cease to own, directly or indirectly, 10% or more of the issued and outstanding Common Shares.

On February 28, 2024, upon closing of the Panasonic Private Placement, Panasonic and the Corporation entered into the Panasonic Investor Rights Agreement. The Panasonic Investor Rights Agreement provides that Panasonic is entitled to nominate (i) one (1) nominee to the Board of Directors if Panasonic owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and (ii) two (2) nominees to the Board of Directors if Panasonic owns, directly or indirectly, 20% or more of the issued and outstanding Common Shares, provided that a least one (1) of the nominees shall be independent within the meaning of applicable laws. In addition, for so long as Panasonic is entitled to designate one or more nominees, Panasonic has the right to designate an observer in place of such nominee to attend all meetings of the Board in a non-voting observer capacity. If Panasonic is no longer entitled to designate a Board nominee, so long as (i) Panasonic owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares and (ii) is (or any of its affiliates are) an offtaker of the Corporation, Panasonic shall be entitled to designate one observer to attend all meetings of the Board in a non-voting capacity. Panasonic was also granted a participation right over subsequent offerings by the Corporation. Panasonic shall have the Participation Right  to subscribe for and to be issued as part of a subsequent offering at the subscription price per offered security, payable in cash, and on substantially the same terms and conditions of such offering such number of Common Shares or convertible securities (as applicable) as would result in the Pro Rata Interest immediately following completion of the subsequent offering being equal to the Panasonic’s Pro Rata Interest immediately prior to the subsequent offering. In addition, Panasonic has additional top-up rights in the case of certain dilution events in order to prevent its Pro Rata Interest from falling below the 20%, 10% and 5% thresholds stated in the Panasonic Investor Rights Agreement. Panasonic’s Participation Right and top-up rights will terminate on the date on which Panasonic ceases to own 10% or more of the issued and outstanding Common Shares.

Registration Rights

In connection with GM Private Placement, the Corporation entered into the GM Subscription Agreement. Pursuant to the GM Subscription Agreement, GM was granted demand registration rights for so long as GM and its affiliates own, directly or indirectly, 10% or more of the issued and outstanding Common Shares and except during a lockup period. GM may require the Corporation to register all or a portion of the Common Shares then held by GM and its affiliates by filing a registration statement and a prospectus and taking any other necessary steps to facilitate a distribution of all or a portion of the Common Shares held by GM or its affiliates. The GM Subscription Agreement also grants piggyback and shelf registration rights to GM, for so long as GM and its affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares of the Corporation and except during a lockup period. In the event that the Corporation proposes to distribute Common Shares by way of a prospectus or a registration statement, GM has the right to require the Corporation in certain circumstances to include Common Shares owned by GM in such distribution.

Upon closing of the Panasonic Private Placement, the Corporation and Panasonic entered into the Panasonic Registration Rights Agreement. Pursuant to the Panasonic Registration Rights Agreement, Panasonic was granted demand registration rights for so long as Panasonic owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and following the lockup period. Panasonic may require the Corporation to register all or a portion of the Common Shares then held by Panasonic and its affiliates by filing a registration statement and a prospectus and taking any other necessary steps to facilitate a distribution of all or a portion of the Common Shares held by Panasonic or its affiliates. The Panasonic Registration Rights Agreement also grants piggyback and shelf registration rights to Panasonic, for so long as Panasonic owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares of the Corporation and following the lockup period. In the event that the Corporation proposes to distribute Common Shares by way of a prospectus or a registration statement, Panasonic has the right to require the Corporation in certain circumstances to include Common Shares owned by Panasonic in such distribution.

Uatnan Property Acquisition

Registration Rights Agreement

Upon closing of the Mason Transaction, the Corporation and Mason entered into a registration rights Agreement (the “Mason Registration Rights Agreement”) dated January 31, 2024, pursuant to which Mason was granted piggyback registration rights. Whenever the Corporation proposes to register or qualify for distribution of any Common Shares pursuant to a prospectus or registration statement, Mason has the right to require the Corporation in certain circumstances to include Common Shares owned by Mason in such distribution.

Pallinghurst Royalty

On July 14, 2020, the Corporation entered into a royalty purchase agreement with Pallinghurst Graphite (the “Royalty Purchase Agreement”). Upon closing of the transaction, the Corporation and Pallinghurst Graphite entered into a royalty agreement dated August 28, 2020, as amended from time to time, (the “Royalty Agreement”) pursuant to which the Corporation issued and sold a 3% royalty to Pallinghurst Graphite (the “Royalty”) for an aggregate purchase price of approximately $5 million, including accrued interest. Until August 28, 2024, the Royalty is subject to a 1% buy-back right in favour of the Corporation. The consideration to be paid by the Corporation upon exercise of its buy-back right will be equal to approximately $1.3 million, plus an amount equal to interest accrued at a rate of 9% per annum from and after August 28, 2020, and up to the buyback date. The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest amounts owing by the Corporation to Pallinghurst Graphite under the promissory note dated June 27, 2019 in the principal amount of $2 million and the promissory note dated March 16, 2020 in the principal amount of $2 million, each of which was cancelled. The Corporation 's obligations under the Royalty have been secured by a hypothec in favour of Pallinghurst International dated August 29, 2022, over the Matawinie Graphite Property, subject to certain permitted encumbrances and rights. Pursuant to the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite under the Pallinghurst Transactions had been assigned to Pallinghurst International.

Market for Securities

Market

The issued and outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “NOU”, on the NYSE under the symbol “NMG” and on the Frankfurt Stock Exchange under the symbol “NM9A”. The issued and outstanding Common Shares were listed and posted for trading on the OTCQX under the symbol “NMGRF” until May 21, 2021.

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSXV under the symbol “NOU” and the NYSE under the symbol “NMG”. On March 26, 2024, the last trading day before the date of this Annual Information Form, the closing price of the Common Shares on the TSXV was $2.86, on the NYSE was US$2.12.

TSXV

The following table sets forth trading information for the Common Shares on the TSXV (as reported by www.money.tmx.com) during the fiscal year ended December 31, 2023 and up to the last trading day before the date of this Annual Information Form.

Month	High ($)(1)	Low ($)(2)	Trading Volume(3)
January 2023	6.99	5.17	599,147
February 2023	8.00	6.42	928,174
March 2023	7.85	6.11	758,390
April 2023	7.25	5.32	698,517
May 2023	5.44	4.12	1,096,920
June 2023	4.61	3.97	791,453
July 2023	4.21	3.52	758,240
August 2023	4.12	3.46	952,670
September 2023	4.19	3.05	1,185,410
October 2023	4.22	2.62	2,021,340
November 2023	4.01	3.27	1,006,011
December 2023	4.20	3.09	1,191,571
January 2024	3.49	2.73	1,114,045
February 2024	4.14	2.55	2,538,769
March 1 to March 26, 2024	3.49	2.84	852,304

Notes:

(1)	Includes intra-day high prices.
(2)	Includes intra-day low prices.
(3)	Total volume traded in the relevant period.

NYSE

The following table sets forth trading information for the Common Shares on the NYSE (as reported by www.nyse.com) during the fiscal year ended December 31, 2023 and up to the last trading day before the date of this Annual Information Form.

Month	High (US$)(1)	Low (US$)(2)	Trading Volume(3)
January 2023	5.23	3.78	731,880
February 2023	5.97	4.82	1,282,758
March 2023	5.70	4.40	974,586
April 2023	5.40	3.90	1,373,457
May 2023	4.00	3.00	1,751,711
June 2023	3.44	3.00	2,126,805
July 2023	3.17	2.67	1,324,341
August 2023	3.10	2.53	1,193,753
September 2023	3.09	2.25	1,170,064
October 2023	3.21	1.85	7,322,974
November 2023	2.90	2.36	1,703,520
December 2023	3.13	2.28	1,995,058
January 2024	2.70	2.03	1,470,121
February 2024	3.07	1.88	8,995,753
March 1 to March 26, 2024	2.60	2.10	1,378,266

Notes:

(1)	Includes intra-day high prices.
(2)	Includes intra-day low prices.
(3)	Total volume traded in the relevant period.

Prior Sales

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Corporation during the Corporation’s fiscal year ended December 31, 2023 and up to the date of this Annual Information Form.

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security ($)
February 17, 2023	453,048 options	8.20
April 17, 2023	4,850,000 Common Shares (1)	4.55 USD
May 4, 2023	25,000 Common Shares (2)	3.20
May 12, 2023	1,623,500 options	4.77
May 15, 2023	15,000 Common Shares (2)	3.20
May 18, 2023	140,000 Common Shares (2)	3.20
September 13, 2023	12,000 options	3.90
January 31, 2024	6,208,210 Common Shares (3)	3.00
February 28, 2024	25,000,000 Common Shares (4)	2.00 USD

Notes:

(1) Issued pursuant to the underwritten public offering agreement

(2) Issued upon the exercise of options

(3) Issued pursuant to the Asset Purchase Agreement with Mason

(4) Issued pursuant to a private placement with GM and Panasonic

Directors and Executive Officers

Pursuant to the Articles of Amalgamation of the Corporation, the Board of Directors shall consist of a minimum of three and a maximum of 15 directors. The directors of the Corporation are elected annually by the shareholders of the Corporation at the annual general meeting of shareholders. Each director so elected shall hold office until the next annual general meeting of the shareholders of the Corporation, unless he shall resign or his office becomes vacant by death, removal or other cause.

Name, Occupation and Securities Holding

The following table contains certain information on the Corporation’s directors and executive officers that held positions during the fiscal year ended December 31, 2023.

Name and Residence	Position Held with the Corporation and Period Served as Director	Principal Occupation During Past Five Years
Daniel Buron (1) Québec, Canada	Director of the Corporation since September 2019	Former Executive Vice-President and Chief Financial Officer of Domtar Corp.

Name and Residence	Position Held with the Corporation and Period Served as Director	Principal Occupation During Past Five Years
Eric Desaulniers Québec, Canada	President and Chief Executive Officer Director of the Corporation since January 2013	President and Chief Executive Officer of the Corporation
Arne H Frandsen (2) London, United Kingdom	Director of the Corporation since May 2019	Co-Founder and Managing Partner of The Pallinghurst Group
Jürgen Köhler (3) Hessen, Germany	Director of the Corporation since April 2021	Former Chief Executive Officer, SGL Carbon SE
Nathalie Pilon (4) Québec, Canada	Director of the Corporation since December 2020	Former President of ABB Inc. in Canada
James Scarlett (5) Ontario, Canada	Director of the Corporation since December 2020	Former Executive Vice-President and Chief Legal Officer of Hydro One Limited
Andrew Willis(6) Guernsey	Director of the Corporation since May 2021	Co-Founder and Managing Partner of The Pallinghurst Group
Stephanie Anderson (7) Ontario, Canada	Director of the Corporation since November 2022	Former Executive Vice President, Corporate Development of Baffinland Iron Mines

Name and Residence	Position Held with the Corporation and Period Served as Director	Principal Occupation During Past Five Years
Charles-Olivier Tarte Québec, Canada	Chief Financial Officer of the Corporation and former Corporate Secretary of the Corporation	Chief Financial Officer of the Corporation
Bernard Perron Québec, Canada	Chief Operating Officer of the Corporation	Chief Operating Officer of the Corporation Senior Vice President, Project Development & Operations Services of Inter Pipeline Ltd.
Josée Gagnon Québec, Canada	Vice-President, Legal Affairs and Corporate Secretary	Vice-President, Legal Affairs and Corporate Secretary of the Corporation Former Chief Legal Officer at Just For Laughs Director – Legal Affairs and Corporate Secretary at Colabor Group Inc.

Notes:

(1)	Lead Independent Director, Chair of the Audit Committee and member of the Human Resources, Diversity, Equity and Inclusion, and Compensation Committee and the Corporate Governance and Nominating Committee.
(2)	Chair of the Board of Directors and the Human Resources, Diversity, Equity and Inclusion, and Compensation and member of the Corporate Governance and Nominating Committee and the ESG, Safety and Health, and Sustainability Committee.
(3)	Chair of the Projects and Development Committee and member of the Audit Committee.
(4)	Chair of the ESG, Safety & Health, and Sustainability Committee and member of the Audit Committee and the Projects and Development Committee.
(5)	Chair of the Corporate Governance and Nominating Committee and member of the ESG, Safety and Health, and Sustainability Committee and the Human Resources, Diversity, Equity and Inclusion, and Compensation.
(6)	Member of the Projects and Development Committee.
(7)	Member of the Projects and Development Committee.

As of the date of this Annual Information Form, the Corporation’s directors and executive officers as a group beneficially owned or exercised control or direction over, directly or indirectly, an aggregate of 12,561,755 Common Shares, representing approximately 13.64% of the issued and outstanding Common Shares (including Common Shares held by Pallinghurst Graphite, Pallinghurst International and Pallinghurst Bond). After giving effect to the Related Party Transactions, the Corporation’s directors and executive officers as a group would beneficially own or exercise control or direction over, directly or indirectly, an aggregate of 19,338,103 Common Shares, representing approximately 17.20% of the issued and outstanding Common Shares (including Common Shares held by Pallinghurst Graphite, Pallinghurst International and Pallinghurst Bond).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Board of Directors and based on the information provided by the directors or executive officers of the Corporation, none of these persons:

»	is, as at the date of this Annual Information Form, or has been, within ten years before this date, director, chief executive officer or a chief financial officer of any corporation, including the Corporation, which has been subject to one of the following orders:
─	a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, while the person was acting in the capacity as director, chief executive officer or chief financial officer; or
─	a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person exercised these duties.

To the knowledge of the Board of Directors and based on the information provided by the directors or executive officers of the Corporation or shareholders of the Corporation holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, none of these persons:

»	is, as at the date of this Annual Information Form, or has been within ten years before this date, a director or executive officer of any corporation, including the Corporation, that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
»	has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or
»	has been imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been imposed any penalties or sanctions by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On or about March 20, 2012, the Corporation completed a private placement with 109 investors, including 82 Québec residents. Three of these Québec investors have declared and guaranteed, in a Schedule to the subscription agreement, that they were accredited investors. An investigation conducted by the Autorité des marchés financiers (the “AMF”) revealed that these three Québec investors could not benefit from the accredited investor exemption provided for in Section 2.3 of Regulation 45-106 respecting Prospectus

Exemptions, since they had incorrectly stated that they owned, at that time, financial assets with an aggregate value of more than one million dollars. The AMF has therefore established that additional verification measures should have been completed by Mr. Eric Desaulniers with respect to the quality of these three Québec investors, thereby enabling the AMF to impose to Mr. Desaulniers an administrative monetary penalty pursuant to the Securities Act (Québec). Pursuant to a settlement agreement between the AMF and Mr. Desaulniers, and ratified by the Tribunal administratif des marchés financiers on April 4, 2018, Mr. Desaulniers agreed to pay an administrative fine of $10,000.

Conflicts of Interest

Certain of the Corporation’s directors and officers serve or may agree to serve as directors or officers of other reporting companies that may compete with the Corporation in some respects or may hold significant shareholdings in the Corporation or other companies that compete with the Corporation and, to the extent that such other companies may have conflicting interests, the directors of the Corporation may have a conflict of interest. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. Under the CBCA, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time. See “Risk Factors” in this Annual Information Form.

Audit Committee

The Audit Committee’s Charter

On September 13, 2023, the Board of Directors approved the amended and restated Audit Committee’s charter (the “Charter”), which describes the duties, responsibilities and skills required from its members as well as the terms of their nomination and dismissal and their relationship with the Board of Directors.

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the integrity of the financial statements, the financial reporting process and related information; (ii) the independence, qualifications, appointment and performance of the external auditor; (iii) compliance with applicable legal and regulatory requirements; (iv) disclosure, internal controls and internal audit procedures; and (v) risk management processes. In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board of

Directors, concerning accounting and auditing matters. The Charter is attached as Schedule “A” to this Annual Information Form.

Composition of the Audit Committee

As of the date of this Annual Information Form, the Audit Committee is composed of the following members:

Name	Independent	Financially Literate
Daniel Buron (Chair)	Yes	Yes
Jürgen Köhler	Yes	Yes
Nathalie Pilon	Yes	Yes

Relevant Education and Experience

Mr. Buron served as Executive Vice-President and Chief Financial Officer of Domtar Corporation (NYSE:UFS) and Domtar Inc. from 2004 to 2023. Before joining Domtar in 1999, he held various finance positions with a leading firm in the commercialization and development of IT applications, solutions and tools as well as with one of the big four international accounting firms. Mr. Buron has more than 30 years of experience in finance. He is a member of the Québec Chartered Professional Accounting (CPA) order and a member of the Institute of Corporate Directors (ICD). He served on the board of McGill University Health Center Foundation and on the board of SEMAFO, a TSX-listed company.

Mr. Köhler was formerly the CEO of SGL Carbon, an advanced graphite materials company. Based in Wiesbaden, Germany, he was responsible for approximately 5,000 employees and over 30 operating plants globally. Before becoming the CEO of SGL Carbon, he worked for more than a decade as a senior chemical engineer and Department Leader for the company. Among his many roles, he was responsible for building and operating advanced graphite materials plants in Europe, North America and Asia. Before his time at SGL Carbon, Mr. Köhler worked in the U.S. for Celanese Corporation as Director for Manufacturing & Technology. Before that, he worked as a chemical engineer at Hoechst AG, in Frankfurt. Mr. Köhler earned a Ph.D. in Chemical Engineering with “summa cum laude” from the Technical University of Munich (TUM).

Mrs. Pilon was President of ABB Inc. in Canada and member of the Executive Board of ABB Americas until the end of 2019. Prior to her appointment, she was President of Thomas & Betts Canada, where she had been with the company since 1996 as Vice President, Finance and Information Technologies. Prior to joining Thomas & Betts, Mrs. Pilon served as Senior Manager, Professional Practice for KPMG. She was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. In 2015 she received the distinguished Leadership Award by the Association of Women in Finance, and in 2018 she was awarded an Honorary Doctorate from Concordia University for her innovation in business. Mrs. Pilon holds a Bachelor’s degree in Business Administration from HEC Montréal and is a fellow of the Québec Order of Chartered Professional Accountants (FCPA). She is a board member of HEC Montréal, the CSA Group, the Montréal Port Authority, Lassonde Inc. and Kinova Group Inc.

As such, all the members of the Audit Committee have the financial skills necessary to understand the accounting principles used by the Corporation in preparing its financial statements as well as the ability to assess the general application of such accounting principles. The members of the Audit Committee also have relevant experience in analyzing and evaluating financial statements that present a level of complexity of accounting issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities. The members of the Audit Committee also understand the internal controls and procedures respecting the disclosure of financial information. See section “Directors and Officers – Name, Occupation and Security Holding” in this Annual Information Form.

Reliance on Certain Exemptions

Since the beginning of the Corporation’s fiscal year ended December 31, 2023, the Corporation has not relied on the provisions of sections 2.4, 3.2, 3.4 and 3.5 of Regulation 52-110 or on an exemption under Part 8 of Regulation 52-110.

Audit Committee Oversight

Since the beginning of the Corporation’s fiscal year ended December 31, 2023, the Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts.

External Auditor Service Fees

The following table sets out the service fees invoiced by PricewaterhouseCoopers LLP (“PwC”) for the fiscal years ended December 31, 2022 and December 31, 2023:

	2022	2023
Audit Fees(1)	$490,072	$483,602

Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees(2)	-	$1,440
Total	$490,072	$485,042

Notes:

(1)	Audit fees relate to professional services rendered for the audit of the Corporation’s annual consolidated financial statements and reviews of the Corporation’s interim consolidated financial statements, including the fees invoiced in connection with the private and public offerings of Common Shares.
(2)	Fees related to the license fees for PwC online accounting and business knowledge platform.

Legal Proceedings and Regulatory Actions

Since the beginning of the fiscal year ended December 31, 2023 and up to the date of this Annual Information Form, there were no legal proceedings outstanding or regulatory actions pending involving the Corporation or any of its properties or to which the Corporation is a party or to which its properties are subject, nor to the knowledge of the Corporation are any such legal proceedings contemplated or such regulatory actions threatened, as of the date hereof, which are or could become material to the Corporation.

Since the beginning of the fiscal year ended December 31, 2023 and up to the date of this Annual Information Form: (i) the Corporation has not been the subject of penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; (ii) the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority; and (iii) no penalties or sanctions has been imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision.

Interest of Management and Others in Material Transactions

To the knowledge of the Corporation, with the exception of what is provided herein, no director, executive officer, or person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Corporation, or an associate or affiliate of any of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Corporation or its subsidiaries.

Pallinghurst International and Pallinghurst Bond

As of the date of this Annual Information Form, Pallinghurst International is the beneficial owner of a total 11,541,013 Common Shares representing 12.53% of the issued and outstanding Common Shares. Moreover, assuming the conversion in whole of the Convertible Note (including the warrants) of Pallinghurst Bond, Pallinghurst International together with Pallinghurst Bond would be the beneficial owner of an aggregate of 16,989,964 Common Shares, representing 17.41% of the issued and outstanding Common Shares, on a partially diluted basis (which include 448,951 Common Shares reserved for issuance to Pallinghurst Bond in connection with accrued interest under Pallinghurst Bond’s Convertible Note).

However, on February 14, 2024, Pallinghurst Bond and the Corporation entered into the Pallinghurst Subscription Agreement, pursuant to which Pallinghurst agreed to suscribe for 6,250,000 Common Shares and 6,250,000 2024 Warrants on the same pricing and other terms as the Tranche 1 Investment in order surrender and cancel Pallinghurst Bond’s Convertible Note. Upon closing of the transaction, which is subject to regulatory approvals and the requirements of MI 61-101, the Corporation and Pallinghurst Bond will also enter into the Pallinghurst Registration Rights Agreement. After giving effect to the Related Party Transactions, Pallinghurst International would be the beneficial owner of an aggregate of 18,317,361 Common Shares (which include 526,348 Common Shares issuable to Pallinghurst Bond in connection with accrued interest under Pallinghurst Bond’s Convertible Note until the date of the Pallinghurst Subscription Agreement) representing 16.29% of the issued and outstanding Common Shares and 6,250,000 2024 Warrants, entitling the holder thereof to purchase an aggregate of 6,250,000 Common Shares, which in the aggregate would represent approximately 20.70% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of the Pallinghurst Bond’s 2024 Warrants) (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”). On January 20, 2021, Pallinghurst Graphite purchased 2,379,316 Common Shares at a price of $1.45 per Common Share under the 2021 Bought Deal. On February 12, 2021, the Corporation closed the 2021 Private Placement, pursuant to which Pallinghurst subscribed for 793,103 Common Shares (pre-consolidation), for a total subscription price of approximately $1,150,000. On February 1, 2021, the Corporation announced it had secured $16.5 million from the exercise of the Pallinghurst Warrants. See “Fiscal Year Ended December 31, 2021 – Issuances for Cash Consideration”. On June 23, 2021, Pallinghurst Graphite, together with one of its investors, collectively purchased 706,666 Common Shares under the 2021 Offering for aggregate proceeds to the Corporation of approximately US$5,300,000. On October 15, 2021, Pallinghurst International, the holder of the Bond, converted the full outstanding principal amount of the Bond into Common Shares in two tranches. 1,875,000 Common Shares were received by Pallinghurst International on exercise of the first tranche and distributed immediately by Pallinghurst International to its investors. On October 18, 2021, Pallinghurst International converted the remaining principal amount and 5,625,000 Common Shares were subsequently issued to Pallinghurst International. A further 220,471 Common Shares were issued in settlement of accrued interest owed to Pallinghurst International. See “Fiscal Year Ended December 31, 2021 – The Bond Transaction”.

On November 8, 2022, the Corporation closed the 2022 Private Placement with, among others, Pallinghurst Bond, pursuant to which Pallinghurst Bond subscribed for a Convertible Note of a principal amount of approximately USD$12.5 million. Pursuant to the 2022 Private Placement, the Corporation, Pallinghurst International and Pallinghurst Bond entered into the Second Amended and Restated Investment

Agreement. The Corporation and Pallinghurst Bond also entered a side letter agreement, on October 19, 2022, under which certain marketing rights for future sales of the Corporation’s active anode material were also granted to Pallinghurst Bond. See “Description of Capital Structure – Convertibles Notes – 2022 Private Placement” for more details on the Second Amended and Restated Investment Agreement.

IQ

As of the date of this Annual Information Form, IQ is the beneficial owner of 5,795,991 Common Shares representing 6.29% of the issued and outstanding Common Shares. Moreover, assuming the conversion in whole of its Convertible Note (including the warrants), IQ would be the beneficial owner of an aggregate of 11,244,942 Common Shares, representing 11.53% of the issued and outstanding Common Shares, on a partially diluted basis (which include 448,951 Common Shares reserved for issuance to IQ in connection with accrued interest under IQ’s Convertible Note). After giving effect to the Related Party Transactions, IQ would be the beneficial owner of an aggregate of 5,795,991 Common Shares representing 5.15% of the issued and outstanding Common Shares and, assuming the conversion in whole of its Convertible Note, IQ would be the beneficial owner of an aggregate of 11,244,942 Common Shares, representing 9.54% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of IQ’s warrants) (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”). On February 12, 2021, the Corporation closed the 2021 Private Placement, pursuant to which IQ subscribed for 3,172,413 Common Shares (pre-Consolidation), for a total subscription price of approximately $4.6 million. On July 23, 2021, the Corporation announced the closing of the IQ Private Placement pursuant to which the Corporation issued to IQ a total of 1,978,750 Common Shares for proceeds to the Corporation of approximately $18.3 million. On November 8, 2022, the Corporation closed the 2022 Private Placement with, among others, IQ, pursuant to which IQ subscribed for a Convertible Note of a principal amount of approximately USD$12.5 million. Pursuant to the 2022 Private Placement, the Corporation and IQ entered into between the IQ Investment Agreement. See “Description of Capital Structure – Convertibles Notes – 2022 Private Placement” for more details on the IQ Investment Agreement.

Mitsui

As of the date of this Annual Information Form, Mitsui is the beneficial owner of no Common Share. Although, assuming the conversion in whole of its Convertible Note (including the warrants), Mitsui would be the beneficial owner of an aggregate of 10,897,901 Common Shares, representing 10.58% of the issued and outstanding Common Shares, on a partially diluted basis (which include 897,901 Common Shares reserved for issuance to Mitsui in connection with accrued interest under Mitsui’s Convertible Note). Pursuant to the 2022 Private Placement, the Corporation and Mitsui entered the Letter Agreement, under which certain marketing rights for future sales of the Corporation’s active anode material were granted to Mitsui. See “Description of Capital Structure – Convertibles Notes – 2022 Private Placement” for more details on the Letter Agreement. On February 14, 2024, Mitsui and the Corporation entered into the Mitsui Subscription Agreement, pursuant to which Mitsui has agreed to subscribe to 12,500,000 Common Shares and 12,500,000 2024 Warrants on the same pricing and other terms as the Tranche 1 Investment in order surrender and cancel Mitsui’s Convertible Note. Upon closing of the transaction, which is subject to regulatory approvals and the requirements of MI 61-101, the Corporation and Mitsui will also enter into the

Mitsui Registration Rights Agreement and the Mitsui Investor Rights Agreement. After giving effect to the Related Party Transactions, Mitsui would be the beneficial owner of an aggregate of 13,552,695 Common Shares (which include 1,052,695 Common Shares issuable to Mitsui in connection with accrued interest under Mitsui’s Convertible Note until the date of the Mitsui Subscription Agreement) representing 12.05% of the issued and outstanding Common Shares and 12,500,000 2024 Warrants, entitling the holder thereof to purchase an aggregate of 12,500,000 Common Shares, which in the aggregate would represent approximately 20.85% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of the Mitsui’s 2024 Warrants) (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”).

GM

As of the date of this Annual Information Form, GM is the beneficial owner of 12,500,000 Common Shares representing 13.57% of the issued and outstanding Common Shares. Moreover, assuming the exercise in whole of its 2024 Warrants, GM would be the beneficial owner of an aggregate of 25,000,000 Common Shares, representing 23.90% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of GM’s 2024 Warrants). After giving effect to the Related Party Transactions, GM would be the beneficial owner of an aggregate of 12,500,000 Common Shares representing 11.12% of the issued and outstanding Common Shares and 12,500,000 2024 Warrants, entitling the holder thereof to purchase an aggregate of 12,500,000 Common Shares, which in the aggregate would represent approximately 20.01% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of GM’s 2024 Warrants) (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”).

Panasonic

As of the date of this Annual Information Form, Panasonic is the beneficial owner of 12,500,000 Common Shares representing 13.57% of the issued and outstanding Common Shares. Moreover, assuming the exercise in whole of its 2024 Warrants, Panasonic would be the beneficial owner of an aggregate of 25,000,000 Common Shares, representing 23.90% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of Panasonic’s 2024 Warrants). After giving effect to the Related Party Transactions, Panasonic would be the beneficial owner of an aggregate of 12,500,000 Common Shares representing 11.12% of the issued and outstanding Common Shares and 12,500,000 2024 Warrants, entitling the holder thereof to purchase an aggregate of 12,500,000 Common Shares, which in the aggregate will represent approximately 20.01% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of Panasonic’s 2024 Warrants) (see “Three-Year History – Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”).

Transfer Agent and RegistraR

The Corporation’s transfer agent and registrar in Canada is TSX Trust Company (“TSX Trust”). The register of transfers of the Common Shares in Canada is held at TSX Trust’s offices located in its place of business at 1700 – 1190, avenue des Canadiens-de-Montréal, Montréal (Québec), H3B 0G7.

The Corporation’s co-transfer agent in the U.S. is Equiniti Trust Company, LLC located at 48 Wall Street, Floor 23, New York, NY 10005.

Material Contracts

The following lists any contract material to the Corporation that was entered into outside the normal course of business during the most recently completed fiscal year or before the last fiscal year that is still in effect:

»	The Panasonic Registration Rights Agreement dated February 28, 2024 between Panasonic and the Corporation (see “Description of Capital Structure – Tranche 1 Investment – Registration Rights”);
»	The Investor Rights Agreement dated February 28, 2024 between GM and the Corporation (see “Description of Capital Structure – Tranche 1 Investment – Investor Rights Agreements”);
»	The Investor Rights Agreement dated February 28, 2024 between Panasonic and the Corporation (see “Description of Capital Structure – Tranche 1 Investment – Investor Rights Agreements”);
»	The Subscription Agreement dated February 14, 2024, between Mitsui and the Corporation for a principal amount of US$25 million to surrender and cancel Mitsui’s Convertible Note (see “Three-Year History - Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”);
»	The Subscription Agreement dated February 14, 2024, betwen Pallinghurst Bond and the Corporation for a principal amount of US$12.5 million to surrender and cancel Pallinghurst Bond’s Convertible Note (see “Three-Year History - Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”);
»	The Subscription Agreement dated February 14, 2024, between Panasonic and the Corporation for a pincipal amount of US$25 million (see “Three-Year History - Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”);
»	The Subscription Agreement dated February 14, 2024, between GM and the Corporation for an aggregate principal amount of US$150 million (see “Three-Year History - Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Private Placement and Offtakes”);
»	The Mason Registration Rights Agreement dated January 31, 2024 between Mason and the Corporation (see “Description of Capital Structure – Uatnan Property Acquisition”);
»	The Asset Purchase Agreement dated January 21, 2024, between Mason and the Corporation for the acquisition of the Lac Guéret Property (see “Three-Year History - Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Uatnan Mining Project Update”);

»	The Underwriting Agreement dated April 12, 2023, between BMO, Cormark Securities Inc. and the Corporation (see “Three-Year History - Fiscal Year Ended December 31, 2023 and up to the date of this Annual Information Form – Issuances for Cash Consideration”);
»	the IQ Investment Agreement (Convention d’investissement) effective as of November 8, 2022, between the Corporation and IQ for the purposes of granting certain rights to IQ in connection with the 2022 Private Placement (see “Description of Capital Structure – Convertible Notes – 2022 Private Placement – Investment Agreements”);
»	the Investment Agreement dated April 2, 2019, between the Corporation and Pallinghurst Graphite for the purposes of granting certain rights to Pallinghurst Graphite in connection with a non-brokered private placement, as amended and restated pursuant to the Amended and Restated Investment Agreement, and as further amended and restated pursuant to the Second Amended and Restated Investment Agreement between the Corporation and the Pallinghurst Parties dated as of November 8, 2022, for the purposes of granting certain rights to the Pallinghurst Parties in connection with the 2022 Private Placement (see “Description of Capital Structure – Convertible Notes – 2022 Private Placement – Investment Agreements”);
»	the Convention de souscription d’un billet convertible dated October 19, 2022, between IQ and the Corporation for a principal amount of approximately US$12,5 million (see “Description of Capital Structure – Convertible Notes – 2022 Private Placement”);
»	the Convertible Note Subscription Agreement dated October 19, 2022, between Mitsui and the Corporation for a principal amount of approximately US$25 million (see “Description of Capital Structure – Convertible Notes – 2022 Private Placement ”);
»	the Convertible Note Subscription Agreement dated October 19, 2022, between Pallinghurst Bond and the Corporation for a principal amount of approximately US$12,5 million (see “Description of Capital Structure – Convertible Notes – 2022 Private Placement”);
»	the Letter Agreement dated October 19, 2022, between Mitsui and the Corporation (see “Description of Capital Structure – Convertible Notes – 2022 Private Placement – Investment Agreements”);
»	the Royalty Purchase Agreement dated July 14, 2020 between the Corporation and Pallinghurst Graphite (see “Description of Capital Structure – Pallinghurst Royalty”);
»	the underwriting agreement dated January 15, 2021 between the Corporation and BMO (see “Three-Year History - Fiscal Year Ended December 31, 2021 – Issuances for Cash Consideration”);
»	the underwriting agreement dated June 18, 2021 between the Corporation, BMO Nesbitt Burns Inc. and Evercore Group L.L.C. (see “Three-Year History - Fiscal Year Ended December 31, 2021 – Issuances for Cash Consideration”); and
»	the equity distribution agreement dated January 21, 2022 between the Corporation, Canaccord Genuity Corp., Canaccord Genuity LLC, B. Riley Securities, Inc. and Roth Capital Partners LLC. (see

“Three-Year History - Fiscal Year Ended December 31, 2022 and up to the date of this Annual Information Form – Issuances for Cash Consideration”).

Interests of Experts

2022 Technical Report

Certain information of a scientific or technical nature in respect of the Matawinie Graphite Property contained in this Annual Information Form is based on the 2022 Technical Report. The Authors of the 2022 Technical Report, namely Mr. André Allaire, P.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mr. Bernard-Olivier Martel, P. Geo., Mr. Simon Fortier, P.Eng., and Mr. Yann Camus, P.Eng. have reviewed and approved the scientific and technical information summarized from the 2022 Technical Report and contained in this Annual Information Form. The Authors of the 2022 Technical Report are considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101.

The 2022 Technical Report was prepared by the Authors of the 2022 Technical Report, as this term is defined above. As of the date of this Annual Information Form, Mr. André Allaire, P.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mr. Bernard-Olivier Martel, P. Geo., Mr. Simon Fortier, P.Eng., Mr. Yann Camus, P.Eng., each of whom is a “qualified person” within the meaning of NI 43-101, had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.

Uatnan Mining Project Report

Certain information of a scientific or technical nature in respect of the Uatnan Mining Property contained in this Annual Information Form is based on the Uatnan Mining Project Report. The Authors of the Uatnan Mining Project Report, namely Mr. André Allaire, P.Eng., M.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mrs. Vera Gella, P.Eng., Mr. Merouane Rachidi, P.Geo., Ph.D. and Mr. Claude Duplessis, P.Eng have reviewed and approved the scientific and technical information summarized from the Uatnan Mining Project Report and contained in this Annual Information Form. The Authors of the Uatnan Mining Project Report are considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101.

The PEA was prepared by the Authors of the Uatnan Mining Project Report, as this term is defined above. As of the date of this Annual Information Form, Mr. André Allaire, P.Eng., M.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mrs. Vera Gella, P.Eng., Mr. Merouane Rachidi, P.Geo., Ph.D., Mr. Claude Duplessis, P.Eng., each of whom is a “qualified person” within the meaning of NI 43-101, had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.

Auditors

The auditors of the Corporation are PwC, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, H3B 4Y1. PwC has advised the Corporation that it is independent with respect to the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec) and in accordance with the applicable rules and regulations of the Public Company Accounting Oversight Board (U.S.).

Additional Information

Additional information regarding the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management proxy circular for the most recent annual general and special meeting of the Corporation, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Additional financial information regarding the Corporation is provided in the audited annual financial statements and the management’s discussion and analysis of the Corporation for the fiscal year ended December 31, 2023, which are available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information regarding the Corporation is also available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

(see attached)

AUDIT COMMITTEE CHARTER

TABLE OF CONTENTS

1. PURPOSE and role1

2. COMPOSITION OF THE COMMITTEE1

3. OPERATIONS OF THE COMMITTEE2

4. RESOURCES AND AUTHORITY3

5. DUTIES AND RESPONSIBILITIES3

 a. FINANCIAL REPORTING PROCESS AND FINANCIAL STATEMENTS 4

 b. OVERSIGHT OF THE EXTERNAL AUDITOR 5

 c. OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM 6

 d. OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT 7

 e. ADDITIONAL RESPONSIBILITIES 7

6. Limitation on DUTIES of the committee8

AUDIT COMMITTEE CHARTER	i

1.	PURPOSE and role

The Audit Committee is a committee of the board of directors (the “Board”) of Nouveau Monde Graphite Inc. (the “Corporation”). The Audit Committee reports to the Board. The purpose of the Audit Committee is to assist the Board in its oversight of:

A.	the integrity of the financial statements, the financial reporting process and related information;

B.	the independence, qualifications, appointment and performance of the external auditor;

C.	compliance with applicable legal and regulatory requirements;

D.	disclosure, internal controls and internal audit procedures; and

E.	risk management processes.

In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board, concerning accounting and auditing matters.

2.	COMPOSITION OF THE COMMITTEE

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board may from time to time by resolution determine. All members of the Audit Committee shall meet the independence test and other membership requirements within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, and under other applicable laws, rules and regulations and listing requirements as determined by the Board. Each member of the Audit Committee shall continue to be a member until next annual meeting of the shareholders of the Corporation or a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. At least one member of the Committee will have accounting or related financial management experience or expertise and such person shall be designated the “audit committee financial expert” for the purposes of applicable laws, rules and regulations and listing requirements.

AUDIT COMMITTEE CHARTER	1

The Chair of the Audit Committee shall be designated by the Board. The Audit Committee Chair leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. The Audit Committee Chair shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this Charter and as otherwise may be appropriate;

B.Chair meetings of the Audit Committee;

C.	In consultation with the other members of the Audit Committee and the Chief Financial Officer (the “CFO”), determine the frequency, dates and locations of meetings of the Audit Committee;

D.	In consultation with the CFO, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

E.	Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board following any meeting of the Audit Committee;
F. Review expenses of the CEO; and

G.Carry out any special assignments or any functions as requested by the Board.

If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present.

Unless otherwise determined by resolution of the Board, the Secretary of the Corporation shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

3.	OPERATIONS OF THE COMMITTEE

The Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Meetings shall be convened whenever requested by the external auditor or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management and the external auditor and may meet with legal counsel or other advisors if necessary.. The Audit Committee shall meet periodically in the absence of management when

AUDIT COMMITTEE CHARTER	2

the Audit Committee deems necessary.

All members of the Audit Committee are expected to attend all meetings and review, in advance, the meeting materials.

Unless otherwise determined from time to time by resolution of the Board, the quorum at any meeting of the Audit Committee is a majority of members in office. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the CFO and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board as appropriate.

4.	RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Corporation, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities and has direct access to and the authority to communicate directly with the external auditor, the counsel of the Corporation and other officers and employees of the Corporation.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Corporation and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Corporation with the officers and external auditor of the Corporation. Any member of the Audit Committee may require the external auditor or any officers or employees of the Corporation to attend any or every meeting of the Audit Committee.

5.	DUTIES AND RESPONSIBILITIES

The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditor are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Corporation’s management and external

AUDIT COMMITTEE CHARTER	3

auditor.

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board. The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

A.	FINANCIAL REPORTING PROCESS AND FINANCIAL STATEMENTS

The Audit Committee shall:

1.	In consultation with the external auditor, review the integrity of the Corporation’s financial external reporting process and any major issues as to the adequacy of the internal controls.

2.	Review all material related party transactions, insider transactions, and off-balance sheet structures.

3.	Review and discuss with management and the external auditor, as required:

a.	the preparation of the Corporation’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and whether the financial statements are presented in accordance with the appropriate accounting policies.
b.	the auditor’s report prepared by the external auditor.
c.	any corporate governance issues which could significantly affect the financial statements.

4.	Following completion of the annual audit or any interim review, discuss with each of: (i) management; and (ii) the external auditor; any significant issues, concerns or difficulties encountered during the course of the work.

5.	Resolve disagreements between management and the external auditor regarding financial reporting.

6.	Review and recommend to the Board for approval, the interim quarterly and annual financial statements, Management’s Discussion and Analysis and press releases before the issuer publicly discloses this information, as the case may be.

7.	To the extent not previously reviewed by the Audit Committee, review and recommend to the Board for approval, all financial statements included in any prospectus or offering memoranda, proxy statement and all other significant financial reports required by government or regulatory authorities and/or requiring approval by the Board (including any use of pro-forma or non-IFRS information).
AUDIT COMMITTEE CHARTER	4

B.	OVERSIGHT OF THE EXTERNAL AUDITOR

The Audit Committee shall:

1.Require the external auditor to report directly to the Audit Committee.

2.	Be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Corporation’s external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and in such regard recommend to the Board the external auditor to be nominated for approval by the shareholders.

3.	Approve all audit engagements and pre-approve the provision by the external auditor of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditor shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval.

4.	Review and approve the Corporation’s policies for the hiring of partners and employees and former partners and employees of the present and former external auditors.
5.	At least annually, obtain the audit plan of the external auditor, and discuss with the management and external auditor the scope, planning and staffing of the annual audit, and review and approve the audit plan.

6.	Obtain and review a formal report by the external auditor to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; and (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with any such issues.

7.At least annually, consider, assess, and report to the Board on:

a.	the independence of the external auditor, including that the external auditor’s
AUDIT COMMITTEE CHARTER	5

performance of permitted non-audit services does not impair the external auditor’s independence, including the external auditor’s formal written statement: (i) delineating all relationships between the external auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the external auditor; and

b.	the evaluation of the external auditor, considering the opinions of management.
C.	OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM

The Audit Committee shall:

1.	Oversee management’s reporting on internal controls, including the reliability and effective operation of the Corporation’s accounting system and internal controls.

2.	Understand the scope of the design and effectiveness of the Corporation’s internal control over financial reporting.
3.	Review and discuss with management and the external auditor, monitor, report and, where appropriate, provide recommendations to the Board on the following:

a.	the Corporation’s systems of internal controls over financial reporting;

b.	compliance with the policies and practices of the Corporation relating to business ethics;

c.	compliance by directors, officers and other management personnel with the Disclosure Policy; and

d.	the relationship of the Audit Committee with other committees of the Board and with management.

4.	Review and discuss with the CEO and CFO of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents, as required by National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.

5.	Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matter and procedures for the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

6.	The Chief Legal Officer will report to the Audit Committee, and the Audit Committee will
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review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls. Where the CEO or the CFO is named in a complaint, the Board Chair will speak directly with the Audit Committee Chair.

D.	OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT

1.	Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management.

2.	Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s compliance with internal policies and practices regarding risk assessment and risk management and the Corporation’s progress in remedying any material deficiencies thereto.
E.	ADDITIONAL RESPONSIBILITIES

The Audit Committee shall:

1.	Review any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies.

2.	Review the adequacy of the resources of the finance and accounting group.

3.	Report regularly to the Board, including with regard to matters such as the quality or integrity of the Corporation’s financial statements, compliance with legal or regulatory requirements and the performance and independence of the external auditor.

4.	In conjunction with the Corporate Governance and Nominating Committee, prepare and review with the Board an annual performance evaluation of the Audit Committee.

5.	Review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.	Review the Corporation’s compliance with respect to the legal and regulatory matters which may have a material effect on its financial statements, including with respect to pending or threatened material litigation.

7.	To the extent permitted by law, consider waivers of the Code of Conduct of the Corporation applicable to members of the Corporate Governance and Nominating, Committee, and if appropriate, grant any such waivers.

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8.	Hold executive sessions that allows the audit committee to meet privately with key members of executive management, the independent auditor, the internal auditors, and/or the Chief Legal Officer to discuss any sensitive issues.

6. Limitation on DUTIES of the committee

The Committee shall discharge its responsibilities and shall assess the information provided by the Corporation’s management and any external advisors, including the external auditor, in accordance with its business judgment. Committee members are not full-time employees of the Corporation and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not create any duty or obligation of the Committee to (i) plan or conduct any audits, (ii) determine or certify that the Corporation’s financial statements are complete, accurate, fairly presented or in accordance with IFRS or GAAP, as applicable, and applicable laws, regulation, rules or listing standards, (iii) guarantee the external auditor’s reports, or (iv) provide any expert or special assurance as to internal controls or management of risk. Committee members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information, the accuracy and completeness of the information provided and management’s representations as to any audit or non-audit services provided by the external auditor.

Nothing in this Charter is intended or may be construed as to impose on any Committee member or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the Corporation’s amended articles of incorporation or by-laws or any law, regulation, rule or listing standard to which the Corporation is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations, rules and listing standards. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to the securityholders of the Corporation or other liability whatsoever.

This Charter is amended and restated by the Board of Directors on September 13, 2023

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